     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 2002



                                                      REGISTRATION NO. 333-82438

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

             (Exact name of registrant as specified in its charter)

               DELAWARE                                  7363                                 65-0865171
   (State or other jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    incorporation or organization)           Classification Code Number)                 Identification No.)

                           901 YAMATO ROAD, SUITE 110
                              BOCA RATON, FL 33431
                                 (561) 226-9000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ROBERT J. ADAMSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    MEDICAL STAFFING NETWORK HOLDINGS, INC.
                           901 YAMATO ROAD, SUITE 110
                              BOCA RATON, FL 33431
                                 (561) 226-9000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   Copies to:

           STEVEN J. GARTNER, ESQ.                                  ALEJANDRO E. CAMACHO, ESQ.
           Willkie Farr & Gallagher                             Clifford Chance Rogers & Wells LLP
              787 Seventh Avenue                                         200 Park Avenue
           New York, New York 10019                               New York, New York 10166-0153
                (212) 728-8000                                            (212) 878-8000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                         ------------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                               PROPOSED MAXIMUM
                    TITLE OF SECURITIES                       AGGREGATE OFFERING        AMOUNT OF
                      TO BE REGISTERED                             PRICE(1)        REGISTRATION FEE(2)
Common Stock, par value $0.01...............................     $143,750,000            $13,225


(1) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.


(2) Previously paid.


                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  Subject to Completion, dated March 15, 2002

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                          SHARES

                                     [LOGO]

                                  COMMON STOCK

     ----------------------------------------------------------------------

We are offering          shares of common stock in this initial public offering.
No public market currently exists for our common stock.


We intend to apply for listing on the New York Stock Exchange under the symbol "MRN." We anticipate the public offering price will be between $ and $ per share.


     INVESTING IN OUR SHARES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 8.

                                                                PER
                                                               SHARE        TOTAL
                                                              --------   ------------
Public Offering Price.......................................   $         $
Underwriting Discount.......................................   $         $
Proceeds to Medical Staffing Network Holdings, Inc..........   $         $

We have granted the underwriters a 30-day option to purchase up to additional shares of common stock to cover over-allotments.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers and Deutsche Banc Alex. Brown, on behalf of the underwriters,
expect to deliver the shares on or about          , 2002.

--------------------------------------------------------------------------------

LEHMAN BROTHERS                                        DEUTSCHE BANC ALEX. BROWN

                                ----------------

CREDIT SUISSE FIRST BOSTON                                              JPMORGAN

         , 2002

               [ARTWORK DESCRIPTION TO BE PROVIDED BY AMENDMENT.]

                               TABLE OF CONTENTS


                                          PAGE
                                        --------
Prospectus Summary....................      1

Risk Factors..........................      8

Forward-Looking Statements............     15

Use of Proceeds.......................     16

Dividend Policy.......................     16

Capitalization........................     17

Dilution..............................     19

Selected Consolidated Financial Data
  and Other Data......................     20

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     24

Business..............................     32



                                          PAGE
                                        --------

Management............................     41

Employment Agreements.................     45

Certain Transactions..................     51

Principal Stockholders................     53

Description of Capital Stock..........     55

Shares Eligible for Future Sale.......     59

Underwriting..........................     61

Legal Matters.........................     65

Experts...............................     65

Where You Can Find More
  Information.........................     65

Index to Consolidated Financial
  Statements..........................    F-1


                            ------------------------

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sale of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of shares.

    Until             , 2002, 25 days after the date of this offering, all
dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER IN MAKING YOUR INVESTMENT DECISION. YOU SHOULD READ CAREFULLY THIS SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION, INCLUDING OUR FINANCIAL STATEMENTS AND THE RELATED NOTES, APPEARING ELSEWHERE IN THIS PROSPECTUS. FOR CONVENIENCE IN THIS PROSPECTUS, "MEDICAL STAFFING NETWORK," "WE," "US," "THE COMPANY" AND "OUR" REFER TO MEDICAL STAFFING NETWORK HOLDINGS, INC. AND OUR SUBSIDIARIES, TAKEN AS A WHOLE.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

OUR COMPANY


    We are a leading medical staffing company and the largest provider of per diem nurse staffing services (staffing assignments of less than 13 weeks in duration) in the United States as measured by revenues. Our per diem staffing assignments place our professionals, predominately nurses, at hospitals and other healthcare facilities to solve our clients' temporary staffing needs. In 2000, the temporary medical staffing industry generated $7.2 billion in revenues, 57% (or approximately $4.1 billion) of which was generated by the per diem nurse staffing industry. We believe we are also a leading provider of specialized radiology and diagnostic imaging technicians and clinical laboratory technicians, or "allied health" professionals, as measured by revenues. We serve our clients through what we believe to be the largest temporary medical staffing network in the United States, which, as of December 30, 2001, is comprised of 136 branches that provide nurse staffing on a per diem basis in 43 states. Our extensive client base includes over 7,000 healthcare facilities, including leading for-profit and not-for-profit hospitals, leading teaching hospitals and regional healthcare providers. As of December 30, 2001, our database contained profiles of over 25,000 active professionals who we place on temporary assignment in healthcare facilities, up 89% compounded annually from 7,000 on December 31, 1999.



    Our business has grown significantly since our founding in 1998. Over 70% of our revenue growth in 2001 was derived from organic sources with the remainder coming from acquisitions. The organic growth was comprised of same-store revenue growth (defined as revenue growth from our branches that have been open more than two years) and growth from branches opened in 2000 and 2001. Our same-store revenue growth has been the result of our ability to leverage our national network and leading brand name, successfully recruit nurses and cross-sell our services. Branches that we have opened, which we call our "de novo" branches, generated rapid revenue growth and typically achieved positive EBITDA within six months of operation. We opened 30 de novo branches in 2000 and 64 de novo branches in 2001. Due to our ability to leverage the fixed costs within our branches and our corporate overhead, our EBITDA has increased substantially from $7.1 million in 1999 to $32.4 million in 2001, and our EBITDA margin increased from 7.4% to 9.6% during the same period.


    We believe the flexibility of our service offerings provides substantial value to our clients and professionals. We provide our clients with significant assistance in managing their profitability by giving them a high degree of control in managing their labor costs without sacrificing clinical expertise. In addition, working on a per diem basis allows our professionals substantial flexibility in balancing their careers with their lifestyle objectives.

INDUSTRY OVERVIEW

    According to THE STAFFING INDUSTRY REPORT, the temporary medical staffing industry generated $7.2 billion in revenues in 2000 and was projected to grow to an $8.7 billion industry in 2001, representing a growth rate of 21%. Per diem nurse staffing accounted for 57%, or approximately $4.1 billion, of the revenues generated in the temporary medical staffing industry in 2000. In 2001, approximately 75% of our revenues were derived from per diem nurse staffing. The following factors are expected to drive the growth of the temporary medical staffing industry:


    - INCREASED UTILIZATION OF HEALTHCARE SERVICES. We expect healthcare needs of aging baby boomers and a projected increase in the utilization of higher acuity treatments to contribute to an increase in demand for healthcare services.



    - INTENSIFYING SHORTAGE OF NURSES INCREASES NEED FOR MEDICAL STAFFING SERVICES. The population of nurses is expected to continue to contract due to a decline in nursing school enrollments, an increase in the average age of nurses and the appeal to nurses of less demanding positions in lower acuity environments. This contraction has contributed to a shortage of nurses, which has required healthcare providers to increase their use of temporary medical services to meet their staffing needs.



    - WORKING ON A PER DIEM BASIS APPEALS TO NURSES. Working on a per diem basis provides a nurse with improved compensation levels and alternatives regarding work schedules and working conditions.



    - COST CONTAINMENT PRESSURES DRIVE PROVIDERS TO VARIABLE STAFFING MODELS. As healthcare providers have faced reductions in reimbursement rates and other cost containment pressures from payors, they have increasingly relied on temporary medical staffing as a means to improve their profitability.



    - INCREASED STAFFING REQUIRED DUE TO NEW LEGISLATION. Several states have enacted or are considering legislation that could have the effect of increasing demand for temporary healthcare services.



COMPETITIVE STRENGTHS


    We believe the following competitive strengths will allow us to continue our growth and to benefit from the favorable industry trends we are facing:

    - NATIONAL NETWORK AND LEADING BRAND NAME. We operate the largest per diem healthcare staffing network in the United States with 136 per diem branches in 43 states. This substantial market presence and the quality of the services we provide have allowed us to build the Medical Staffing Network name into a respected brand that is widely recognized by healthcare providers and professionals alike, both on a national and local basis. Our brand name allows us to advertise and recruit on a national basis, affording us an advantage over our competitors, who often lack a national presence or a single brand name strategy. Furthermore, this network of branches provides a platform from which we can provide additional services to our clients.


    - SUCCESSFUL DE NOVO PROGRAM. We make extensive use of our carefully developed program for opening new branches, which we call our de novo program. Our de novo program focuses on locating superior local management personnel in desirable markets. Since 1998, we have opened 100 new branches using this program, including 64 in 2001. This strategy has enabled us to expand our U.S. presence and quickly and efficiently enter new markets. These branches have generated attractive financial results, including high growth, rapid EBITDA profitability and significant return on investment. We opened 30 de novo branches in 2000, which generated $48.9 million in revenues in 2001.


    - EXTENSIVE RECRUITING AND RETENTION EXPERTISE. We have developed a successful program for recruiting and retaining a pool of talented and highly credentialed healthcare professionals. We recruit our professionals through our website, advertising campaigns and job fairs, among other methods. In addition, a significant percentage of our recruiting is generated through word-of-mouth from our active pool of professionals. We attribute our success in this area to offering our professionals:

       --  flexible staffing assignments;

       --  competitive benefits packages;

       --  choice of pay frequency (including daily); and

       --  leading continuing education programs available through the Internet.

    - ADVANCED INFORMATION SYSTEMS CAPABILITY ENHANCES RELATIONSHIPS WITH PROFESSIONALS AND CLIENTS. Our information systems provide us with several key advantages in our interactions with professionals and clients, including the ability to pay our professionals as frequently as daily, the ability of our clients to view on-line their account history, status, and staff credentials and the ability to efficiently administer staffing assignments. We believe that, in addition to providing benefits that professionals and clients value, our systems create valuable opportunities for our branch staff to maintain an active dialogue with our professionals and clients and foster unique relationships that distinguish us from our competitors. In addition, our systems maintain a detailed profile for each professional, enabling our branch staff to place professionals systematically according to their past experiences and expressed preferences. These capabilities lead our professionals to view us as an employer of choice. Moreover, the efficiency of our information systems allows us to be highly responsive to the staffing needs of our healthcare provider clients.

    - SIGNIFICANT LOCAL PRESENCE FOSTERS STRONG CLIENT RELATIONSHIPS. Our presence in local markets enables us to develop significant, consistent relationships with our clients. Due to the immediate nature of the need for per diem staffing, it is necessary to maintain branch offices that are close to our clients' facilities. Our local branches are staffed to receive calls 24 hours a day, 365 days a year from our clients. We believe this level of service and responsiveness creates a highly differentiated and valued service for our clients.

    - MANAGEMENT EXPERTISE AND WELL-DEVELOPED, SCALEABLE INFRASTRUCTURE. We believe that our management expertise in the medical staffing industry, our extensive network of local branches, and our integrated and scalable information systems position us well for future growth. The depth and experience of our management team from the corporate to the branch level allow for superior leadership to oversee growth. Approximately 80% of our senior managers have clinical backgrounds and, as a group, average
      15 years of experience in the healthcare industry. Our customized information systems, which integrate the credentialing, placement and accounting data from our network of branches, can be installed in new branches at low cost and allow our managers to be highly efficient. As a result, our infrastructure serves as a powerful vehicle for growth.


    However, the temporary medical staffing industry is highly competitive and some of our competitors have greater resources than we do. If our competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, if we are unable for any reason to attract temporary healthcare professional employees, or if we are unable to acquire or open branches in attractive markets, we could lose revenues or hospital and healthcare facility clients and our margins could decline, which could seriously harm our operating results.


GROWTH STRATEGY

    We seek to continue our rapid growth by pursuing the following strategies:


    - FURTHER EXPAND OUR LEADERSHIP POSITION IN THE PER DIEM MEDICAL STAFFING INDUSTRY. We intend to maintain and grow our leadership position in the per diem medical staffing industry. By continuing to offer our clients and professionals highly attractive solutions and alternatives, we believe we can maintain and expand our leadership position.


    - DRIVE SAME-STORE REVENUE GROWTH. We intend to foster continued same-store revenue growth by increasing the number of professionals we recruit and staff, by increasing the number of facilities with which we work and by improving our staffing penetration at those facilities.



    - CONTINUE OUR DE NOVO DEVELOPMENT PROGRAM. We will continue to foster growth through new and existing de novo branches and to enter attractive new markets that demonstrate high demand for temporary medical staffing and complement our existing infrastructure.



    - EXPAND OUR SERVICE OFFERINGS TO OUR HEALTHCARE CLIENTS. We intend to leverage our local infrastructure and relationships with healthcare facilities to promote cross-selling opportunities.



    - PURSUE SELECTIVE ACQUISITIONS. We intend to continue to use acquisitions to expand our U.S. presence and to add complementary service offerings. However, we do not have any commitments or agreements for any material acquisitions.


CORPORATE INFORMATION

    We were incorporated in Delaware in 1998. Our principal executive offices are located at 901 Yamato Road, Suite 110, Boca Raton, FL 33431, and our telephone number is (561) 226-9000. Our website is located at www.msnhealth.com. Our website is not part of this prospectus.

                                  THE OFFERING


Common Stock Offered.........................  shares

Common Stock Outstanding After the
  Offering...................................  shares

Use of Proceeds..............................  We intend to use the proceeds from the offering to repay principal and accrued
                                               interest in the amount of approximately
                                               $62.4 million under our outstanding senior
                                               unsecured notes and $52.3 million of
                                               outstanding indebtedness under the senior
                                               credit facility of our subsidiary, Medical
                                               Staffing Network, Inc. See "Use of Proceeds."

Proposed New York Stock Exchange Symbol......  "MRN"


Except as otherwise noted, the outstanding share information in this prospectus excludes:

    - shares of our common stock that we may issue upon the exercise of outstanding options as of December 30, 2001 at a weighted average exercise
      price of $      per share; and

    - shares of our common stock available for future issuance under our option plans as of December 30, 2001.

Except as otherwise noted, all information in this prospectus:


    - assumes an initial public offering price of $      per share, the midpoint
      of the estimated initial public offering price range;


    - assumes no exercise of the underwriters' over-allotment option;

    - assumes the conversion of all outstanding shares of preferred stock,
      including accrued dividends thereon, into       shares of common stock;

    - reflects the   for 1 stock split that will occur prior to the closing of
      the offering; and

    - assumes the filing of our amended and restated certificate of incorporation, which will occur simultaneously with the closing of the offering.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    The following table presents summary consolidated financial data derived from our consolidated financial statements. The summary consolidated financial data below should be read in conjunction with the consolidated financial statements and related notes as well as the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

    The pro forma as adjusted consolidated income statement and other data for the year ended December 30, 2001 reflect the acquisition of Excel Staffing Services, Inc. and the recapitalization that occurred in October 2001, and are as adjusted for this offering and the expected use of proceeds as if these events occurred on January 1, 2001. The pro forma as adjusted consolidated balance sheet data as of December 30, 2001 gives effect to this offering as of December 30, 2001. The pro forma information is not necessarily indicative of the actual results of operations that would have occurred had the acquisition of Excel Staffing Services, Inc., the October 2001 recapitalization, and this offering occurred on January 1, 2001 nor do they represent any indication of future performance.


                                          PREDECESSOR
                                          JUNE 5, 1997                                                            PRO FORMA
                                          (INCEPTION)                                                            AS ADJUSTED
                                            THROUGH                        FISCAL YEAR ENDED                      YEAR ENDED
                                          DECEMBER 31,   -----------------------------------------------------   DECEMBER 30,
                                            1997(1)       1998 (1)        1999          2000          2001         2001 (2)
                                          ------------   -----------   -----------   -----------   -----------   ------------
                                                                                                                 (UNAUDITED)
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Service revenues........................   $    2,744    $    33,097   $    96,456   $   182,045   $   338,380     $344,838
Cost of services rendered...............        2,020         25,066        72,922       135,971       252,089      257,003
                                           ----------    -----------   -----------   -----------   -----------     --------
Gross profit............................          724          8,031        23,534        46,074        86,291       87,835
Selling, general and administrative
  expenses (3)..........................        1,058          6,548        13,809        26,997        47,415       47,790
Corporate and administrative expenses...           --          1,324         2,578         4,711         6,428        6,453
Depreciation and amortization
  expenses..............................           78            757         2,114         3,797         5,871        6,174
Recapitalization expenses (4)...........           --             --            --            --         7,160           --
                                           ----------    -----------   -----------   -----------   -----------     --------
(Loss) income from operations...........         (412)          (598)        5,032        10,569        19,417       27,418
Interest expense, net...................           11            518         1,867         5,007        14,312       10,049
                                           ----------    -----------   -----------   -----------   -----------     --------
(Loss) income before provision for
  income taxes and extraordinary item...         (423)        (1,116)        3,165         5,562         5,105       17,369
Extraordinary loss, net (5).............           --             --            --            --        (2,732)          --
Net (loss) income.......................         (423)        (1,116)        2,375         3,520        (1,306)      10,487
Deduct required dividends on convertible
  preferred stock (6)...................           --             --            --            --         1,801           --
                                           ----------    -----------   -----------   -----------   -----------     --------
(Loss) income available to common
  stockholders..........................         (423)        (1,116)        2,375         3,520        (3,107)      10,487
Net (loss) income per share:
    Basic (7)...........................   $    (0.27)   $     (0.47)  $      0.97   $      1.43   $     (1.50)
    Diluted (7).........................   $    (0.27)   $     (0.47)  $      0.28   $      0.40   $     (1.50)
Weighted average common shares
  outstanding:
    Basic (7)...........................    1,571,000      2,361,000     2,443,000     2,470,000     2,065,000
    Diluted (7).........................    1,571,000      2,361,000     8,336,000     8,737,000     2,065,000
OTHER DATA:
EBITDA (8)..............................         (334)           159         7,147        14,366        32,448       33,592
EBITDA % of revenue.....................           NM            0.5%          7.4%          7.9%          9.6%         9.7%
Number of per diem branches.............            1             26            34            74           136          136
Net cash flow used in operating
  activities............................   $      (19)   $    (2,925)  $    (2,219)  $    (9,009)  $    (1,654)
Net cash flow used in investing
  activities............................   $   (4,293)   $   (28,908)  $   (20,939)  $   (23,738)  $   (14,611)
Net cash flow provided by financing
  activities............................   $    4,590    $    31,927   $    23,101   $    32,638   $    27,313

                                                                AS OF DECEMBER 30, 2001
                                                              ----------------------------
                                                                             PRO FORMA
                                                               ACTUAL     AS ADJUSTED (9)
                                                              ---------   ----------------
                                                                            (UNAUDITED)
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash........................................................  $  11,253       $ 11,253
Total assets................................................    162,019        162,019
Total long term obligations and redeemable preferred
  stock.....................................................    291,967         52,652
Total stockholders' (deficit) equity........................   (157,719)        81,596


------------------------------

(1) On March 1, 1998, we entered into a merger agreement with Southeast Staffing Partners, Inc., which for accounting and reporting purposes is our predecessor. Financial data prior to March 1, 1998 is that of our predecessor. The 1998 financial data include the January and February 1998 results of our predecessor, which were not significant.


(2) Reflects the following adjustments as if the acquisition of Excel
    Staffing, Inc., the October 2001 recapitalization and this offering had occurred on January 1, 2001: (a) the operating results of Excel Staffing Services, Inc. of approximately $841,000 for the period from January 1, 2001 to the acquisition date, including additional amortization expense of approximately $303,000 related to $9.7 million of goodwill and other intangibles acquired in the Excel acquisition; (b) net decrease in interest expense of approximately $4.3 million as a result of the following:
    (i) reduction of approximately $5.8 million resulting from the repayment of approximately $81.2 million of revolving senior credit notes and a 12% subordinated promissory note; (ii) net incremental interest expense of approximately $1.8 million related to advances of $105 million on the $120 million senior credit facility entered into in connection with the October 2001 recapitalization, of which $55.4 million was repaid with proceeds from this offering; (iii) reduction in interest expense of approximately $1.3 million related to the 12% senior unsecured notes of approximately $59 million entered into in connection with the October 2001 recapitalization and repaid with the proceeds from this offering; (iv) net decrease in amortization expense of $200,000 related to debt issuance costs and the debt discount on the $81.2 million revolving senior credit facility and the net increase in amortization on the $120 million senior credit facility; and (v) incremental interest expense of approximately
    $1.2 million related to the interest rate swap agreement used to hedge certain cash flows related to the $120 million senior credit facility; and
    (c) additional income taxes of approximately $3.2 million, related to the above adjustments.


(3) Includes provision for doubtful accounts.

(4) Reflects non-recurring costs incurred in connection with the October 2001 recapitalization.

(5) Reflects the charges related to the early extinguishment of debt in connection with the October 2001 recapitalization.

(6) Reflects 8% dividends accrued on Series I Convertible Preferred Stock issued in connection with the October 2001 recapitalization. The Series I Convertible Preferred Stock will be converted into common stock upon completion of the offering.

(7) In calculating pro forma basic and diluted net (loss) income per share, we have given effect to the conversion of all of our outstanding redeemable preferred stock and accrued dividends thereon into common stock as if the conversion occurred at the beginning of the period. We will use approximately $114.7 million of the proceeds of the offering to repay outstanding debt. Assuming the issuance and sale of such number of shares as would generate proceeds sufficient to repay approximately $114.7 million of our debt as of the beginning of 2001, pro forma net (loss) income per share
    would have been $      per share for the year ended December 30, 2001.

(8) EBITDA consists of net (loss) income excluding net interest, taxes, depreciation, amortization, and non-recurring recapitalization expenses. EBITDA is provided as a measure of financial performance commonly used as an indicator of a company's historical ability to service debt. EBITDA is presented because we believe it is a widely accepted financial indicator used by certain investors and securities analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended as an alternative to operating income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity determined in accordance with GAAP. EBITDA, as we define it, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. For further information, see our consolidated financial statements and related notes elsewhere in this prospectus.


(9) Reflects the following adjustments as if the offering had occurred on December 30, 2001: (a) increase in stockholders' equity of $239.3 million as follows: (i) conversion of the Series I Convertible Preferred Stock into common stock ($124.6 million); and (ii) new issuances of common stock ($114.7 million); and (b) repayment of $54.1 million under our senior credit facility and $60.6 million of principal and accrued interest under our senior unsecured notes.

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                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK REPRESENTS A HIGH DEGREE OF RISK. THERE ARE A NUMBER OF FACTORS, INCLUDING THOSE SPECIFIED BELOW, WHICH MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL RESULTS OR STOCK PRICE. ADDITIONAL RISKS THAT WE DO NOT KNOW ABOUT OR THAT WE CURRENTLY VIEW AS IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OR ADVERSELY IMPACT OUR FINANCIAL RESULTS OR STOCK PRICE. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE MAKING A DECISION TO INVEST IN OUR COMMON STOCK.

                   RISKS RELATED TO OUR BUSINESS AND INDUSTRY

IF WE ARE UNABLE TO ATTRACT QUALIFIED NURSES AND ALLIED HEALTHCARE PROFESSIONALS FOR OUR HEALTHCARE STAFFING BUSINESS, OUR BUSINESS COULD BE NEGATIVELY IMPACTED.

    We rely significantly on our ability to attract and retain nurses and allied healthcare professionals who possess the skills, experience and licenses necessary to meet the requirements of our hospital and healthcare facility clients. We compete for healthcare staffing personnel with other temporary healthcare staffing companies and with hospitals and healthcare facilities. We must continually evaluate and expand our temporary healthcare professional network to keep pace with our hospital and healthcare facility clients' needs. Currently, there is a shortage of qualified nurses in most areas of the United States, competition for nursing personnel is increasing, and salaries and benefits have risen. We may be unable to continue to increase the number of temporary healthcare professionals that we recruit, decreasing the potential for growth of our business. Our ability to attract and retain temporary healthcare professionals depends on several factors, including our ability to provide temporary healthcare professionals with assignments that they view as attractive and to provide them with competitive benefits and wages. We cannot assure you that we will be successful in any of these areas. The cost of attracting temporary healthcare professionals and providing them with attractive benefit packages may be higher than we anticipate and, as a result, if we are unable to pass these costs on to our hospital and healthcare facility clients, our profitability could decline. Moreover, if we are unable to attract and retain temporary healthcare professionals, the quality of our services to our hospital and healthcare facility clients may decline and, as a result, we could lose clients.

WE OPERATE IN A HIGHLY COMPETITIVE MARKET AND OUR SUCCESS DEPENDS ON OUR ABILITY TO REMAIN COMPETITIVE IN OBTAINING AND RETAINING HOSPITAL AND HEALTHCARE FACILITY CLIENTS AND TEMPORARY HEALTHCARE PROFESSIONALS.

    The temporary medical staffing business is highly competitive. We compete in national, regional and local markets with full-service staffing companies and with specialized temporary staffing agencies. Some of our competitors in the temporary nurse staffing sector include AMN Healthcare Services, Inc., Cross Country, Inc. and RehabCare Group, Inc. Some of these companies may have greater marketing and financial resources than we do. Competition for hospital and healthcare facility clients and temporary healthcare professionals may increase in the future and, as a result, we may not be able to remain competitive. To the extent competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenues or hospital and healthcare facility clients and our margins could decline, which could seriously harm our operating results and cause the price of our stock to decline. In addition, the development of alternative recruitment channels could lead our hospital and healthcare facility clients to bypass our services, which would also cause our revenues and margins to decline.

OUR BUSINESS DEPENDS UPON OUR CONTINUED ABILITY TO SECURE AND FILL NEW ORDERS FROM OUR HOSPITAL AND HEALTHCARE FACILITY CLIENTS, BECAUSE WE DO NOT HAVE LONG-TERM AGREEMENTS OR EXCLUSIVE CONTRACTS WITH THEM.

    We do not have long-term agreements or exclusive guaranteed order contracts with our hospital and healthcare facility clients. The success of our business depends upon our ability to continually secure new orders from hospitals and other healthcare facilities and to fill those orders with our temporary healthcare professionals. Our hospital and healthcare facility clients are free to place orders

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with our competitors and may choose to use temporary healthcare professionals that our competitors offer them. Therefore, we must maintain positive relationships with our hospital and healthcare facility clients. If we fail to maintain positive relationships with our hospital and healthcare facility clients, we may be unable to generate new temporary healthcare professional orders and our business may be adversely affected.

AN IMPORTANT PART OF OUR STRATEGY IS THE EXPANSION OF OUR BUSINESS THROUGH THE OPENING AND DEVELOPMENT OF DE NOVO BRANCHES. THE SUCCESS OF THIS EXPANSION DEPENDS ON OUR ABILITY TO CONTINUE TO IDENTIFY AND RETAIN LOCAL MANAGEMENT AND TO SECURE GOOD LOCATIONS.

    Since our founding in 1998, we have opened 100 de novo branches, including 64 de novo branches in 2001. This expansion activity has contributed substantially to our operating results and is an important part of our business strategy. Our ability to continue to open de novo branches depends on a number of factors, including identifying, attracting and retaining local management and securing good locations on acceptable terms. If our ability to continue to open de novo branches is impaired, our revenue growth may be adversely affected. In addition, if our existing de novo branches do not develop as quickly as we anticipate, or if we fail to integrate de novo branches effectively into our national network, our results of operations may be adversely affected.

FLUCTUATIONS IN PATIENT OCCUPANCY AT OUR CLIENTS' HOSPITALS AND HEALTHCARE FACILITIES MAY ADVERSELY AFFECT THE DEMAND FOR OUR SERVICES AND THEREFORE THE PROFITABILITY OF OUR BUSINESS.

    Demand for our temporary healthcare staffing services is significantly affected by the general level of patient occupancy at our hospital and healthcare clients' facilities. When occupancy increases, hospitals and other healthcare facilities often add temporary employees before full-time employees are hired. As occupancy decreases, hospitals and other healthcare facilities typically reduce their use of temporary employees before undertaking layoffs of their regular employees. In addition, we may experience more competitive pricing pressure during periods of occupancy downturn. Occupancy at our clients' hospitals and healthcare facilities also fluctuates due to the seasonality of some elective procedures. We are unable to predict the level of patient occupancy at any particular time and its effect on our revenues and earnings.

HEALTHCARE REFORM COULD NEGATIVELY IMPACT OUR BUSINESS OPPORTUNITIES, REVENUES AND MARGINS.

    The U.S. government has undertaken efforts to control increasing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. In the recent past, the U.S. Congress has considered several comprehensive healthcare reform proposals. The proposals were generally intended to expand healthcare coverage for the uninsured and reduce the growth of total healthcare expenditures. While the U.S. Congress did not adopt any comprehensive reform proposals, members of Congress may raise similar proposals in the future. If any of these proposals are approved, hospitals and other healthcare facilities may react by spending less on healthcare staffing, including nurses. If this were to occur, we would have fewer business opportunities, which could seriously harm our business.

    State governments have also attempted to control increasing healthcare costs. For example, the state of Massachusetts has recently implemented a regulation that limits the hourly rate payable to temporary nursing agencies for registered nurses, licensed practical nurses and certified nurses' aides. The state of Minnesota has also implemented a statute that limits the amount that nursing agencies may charge nursing homes. Other states have also proposed legislation that would limit the amounts that temporary staffing companies may charge. Any such current or proposed laws could seriously harm our business, revenues and margins.

    Furthermore, third party payors, such as health maintenance organizations, increasingly challenge the prices charged for medical care. Failure by hospitals and other healthcare facilities to obtain full

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reimbursement from those third party payors could reduce the demand or the price paid for our staffing services.

WE OPERATE IN A REGULATED INDUSTRY AND CHANGES IN REGULATIONS OR VIOLATIONS OF REGULATIONS MAY RESULT IN INCREASED COSTS OR SANCTIONS THAT COULD REDUCE OUR REVENUES AND PROFITABILITY.

    The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, payment for services and payment for referrals. If we fail to comply with the laws and regulations that are directly applicable to our business, we could suffer civil and/or criminal penalties or be subject to injunctions or cease and desist orders.

    The extensive and complex laws that apply to our hospital and healthcare facility clients, including laws related to Medicare, Medicaid and other federal and state healthcare programs, could indirectly affect the demand or the prices paid for our services. For example, our hospital and healthcare facility clients could suffer civil and/or criminal penalties and/or be excluded from participating in Medicare, Medicaid and other healthcare programs if they fail to comply with the laws and regulations applicable to their businesses. In addition, our hospital and healthcare facility clients could receive reduced reimbursements, or be excluded from coverage, because of a change in the rates or conditions set by federal or state governments. In turn, violations of or changes to these laws and regulations that adversely affect our hospital and healthcare facility clients could also adversely affect the prices that these clients are willing or able to pay for our services.

WE ARE DEPENDENT ON THE PROPER FUNCTIONING OF OUR INFORMATION SYSTEMS.

    Our company is dependent on the proper functioning of our information system, which we refer to as MSN HealthWorks, in operating our business. Critical information systems used in daily operations identify and match staffing resources and client assignments and regulatory credentialing scheduling and perform billing and accounts receivable functions. Our information systems are vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. If our information systems fail or are otherwise unavailable, these functions would have to be accomplished manually, which could impact our ability to identify business opportunities quickly, to maintain billing and clinical records reliably, to pay our staff in a timely fashion and to bill for services efficiently.

COMPETITION FOR ACQUISITION OPPORTUNITIES MAY RESTRICT OUR FUTURE GROWTH BY LIMITING OUR ABILITY TO MAKE ACQUISITIONS AT REASONABLE VALUATIONS.

    Since our founding in 1998, we have completed 18 acquisitions. Our business strategy includes increasing our market share and presence in the temporary healthcare staffing industry through strategic acquisitions of companies that complement or enhance our business. We have historically faced competition for acquisitions. In the future, this could limit our ability to grow by acquisitions or could raise the prices of acquisitions and make them less accretive to us. In addition, restrictive covenants in our credit facility, including a covenant that requires us to obtain bank approval for any acquisition over $10 million, may limit our ability to complete desirable acquisitions. If we are unable to secure necessary financing under our credit facility or otherwise, we may be unable to complete desirable acquisitions.

WE MAY FACE DIFFICULTIES INTEGRATING OUR ACQUISITIONS INTO OUR OPERATIONS AND OUR ACQUISITIONS MAY BE UNSUCCESSFUL, INVOLVE SIGNIFICANT CASH EXPENDITURES OR EXPOSE US TO UNFORESEEN LIABILITIES.

    We continually evaluate opportunities to acquire healthcare staffing companies that complement or enhance our business and frequently have preliminary acquisition discussions with some of these companies.

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    These acquisitions involve numerous risks, including:

    - potential loss of key employees or clients of acquired companies;

    - difficulties integrating acquired personnel and distinct cultures into our business;

    - difficulties integrating acquired companies into our operating, financial planning and financial reporting systems;

    - diversion of management attention from existing operations; and

    - assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with healthcare regulations.

    These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could seriously harm our financial condition and results of operations. Any acquisition may ultimately have a negative impact on our business and financial condition.

SIGNIFICANT LEGAL ACTIONS COULD SUBJECT US TO SUBSTANTIAL UNINSURED LIABILITIES.

    In recent years, healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large claims and significant defense costs. In addition, we may be subject to claims related to torts or crimes committed by our employees or temporary healthcare professionals. In some instances, we are required to indemnify our clients against some or all of these risks. A failure of any of our employees or healthcare professionals to observe our policies and guidelines intended to reduce these risks, relevant client policies and guidelines or applicable federal, state or local laws, rules and regulations could result in negative publicity, payment of fines or other damages. Our professional malpractice liability insurance and general liability insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. If we are unable to maintain adequate insurance coverage or if our insurers deny coverage we may be exposed to substantial liabilities.

WE MAY BE LEGALLY LIABLE FOR DAMAGES RESULTING FROM OUR HOSPITAL AND HEALTHCARE FACILITY CLIENTS' MISTREATMENT OF OUR HEALTHCARE PERSONNEL.

    Because we are in the business of placing our temporary healthcare professionals in the workplaces of other companies, we are subject to possible claims by our temporary healthcare professionals alleging discrimination, sexual harassment, negligence and other similar activities by our hospital and healthcare facility clients. The cost of defending such claims, even if groundless, could be substantial and the associated negative publicity could adversely affect our ability to attract and retain qualified healthcare professionals in the future.

IF WE BECOME SUBJECT TO MATERIAL LIABILITIES UNDER OUR SELF-INSURED PROGRAMS, OUR FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED.

    We provide workers compensation coverage through a program that is partially self-insured. In addition, we provide medical coverage to our employees through a partially self-insured preferred provider organization. If we become subject to substantial uninsured workers compensation or medical coverage liabilities, our financial results may be adversely affected.

OUR OPERATIONS MAY DETERIORATE IF WE ARE UNABLE TO CONTINUE TO ATTRACT, DEVELOP AND RETAIN OUR SALES PERSONNEL.

    Our success depends upon the performance of our sales personnel, especially regional directors, branch managers and staffing coordinators. The number of individuals who meet our qualifications for these positions is limited and we may experience difficulty in attracting qualified candidates. In addition, we commit substantial resources to the training, development and support of these individuals. Competition for qualified sales personnel in the line of business in which we operate is strong and

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there is a risk that we may not be able to retain our sales personnel after we have expended the time and expense to recruit and train them.

THE LOSS OF KEY SENIOR MANAGEMENT PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO REMAIN COMPETITIVE.


    We believe that the success of our business strategy and our ability to operate profitably depends on the continued employment of our senior management team, consisting of Robert J. Adamson, Kevin S. Little, Patricia G. Donohoe, Linda Duval and Jeffrey P. Jacobsen. If any members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.


WE HAVE A SUBSTANTIAL AMOUNT OF GOODWILL ON OUR BALANCE SHEET. OUR LEVEL OF GOODWILL MAY HAVE THE EFFECT OF DECREASING OUR EARNINGS OR INCREASING OUR LOSSES.

    As of December 30, 2001, we had $67 million of unamortized goodwill on our balance sheet, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. At December 30, 2001, goodwill represented 41% of our total assets.

    Currently, we amortize goodwill on a straight-line basis over the estimated period of future benefit of 20 years. In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 requires that, subsequent to January 1, 2002, goodwill not be amortized but rather that it be reviewed annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. We have adopted the provisions of SFAS No. 141 and SFAS No. 142 as of December 31, 2001. Although it does not affect our cash flow, amortization of goodwill or an impairment charge to earnings has the effect of decreasing our earnings or increasing our losses, as the case may be. If we are required to amortize a substantial amount of goodwill or take a charge to earnings, our stock price could be adversely affected.

OUR COSTS OF PROVIDING HOUSING FOR NURSES AND OTHER HEALTHCARE PERSONNEL IN OUR TRAVEL BUSINESS MAY BE HIGHER THAN WE ANTICIPATE AND, AS A RESULT, OUR MARGINS COULD DECLINE.

    We currently have approximately 150 apartments on lease throughout the United States. If the costs of renting apartments and furniture for our nurses and other healthcare personnel increase more than we anticipate and we are unable to pass such increases on to our clients, our margins may decline. To the extent the length of a nurse's or other professional's housing lease exceeds the term of the nurse's or other professional's staffing contract, we bear the risk that we will be obligated to pay rent for housing we do not use. To limit the costs of unutilized housing, we try to secure leases with term lengths that match the term lengths of our staffing contracts, which typically last 13 weeks. In some housing markets we have had, and believe we will continue to have, difficulty identifying short-term leases. If we cannot identify a sufficient number of appropriate short-term leases in regional markets, or, if for any reason, we are unable to efficiently utilize the apartments we do lease, we may be required to pay rent for unutilized housing or, to avoid such risk, we may forego otherwise profitable opportunities.

DEMAND FOR MEDICAL STAFFING SERVICES IS SIGNIFICANTLY AFFECTED BY THE GENERAL LEVEL OF ECONOMIC ACTIVITY AND UNEMPLOYMENT IN THE UNITED STATES.

    When economic activity increases, temporary employees are often added before full-time employees are hired. However, as economic activity slows, many companies, including our hospital and healthcare facility clients, reduce their use of temporary employees before laying off full-time employees. In addition, we may experience more competitive pricing pressure during periods of

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economic downturn. Therefore, any significant economic downturn could have a material adverse impact on our condition and results of operations.

                         RISKS RELATED TO THIS OFFERING

OUR EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT STOCKHOLDERS WILL BE ABLE TO INFLUENCE MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DISCOURAGE THE PURCHASE OF OUR OUTSTANDING SHARES AT A PREMIUM.

    After the offering, our executive officers and directors (including
stockholders with which directors are affiliated) will control approximately   %
of our outstanding common stock. Warburg Pincus will own approximately   % of
our common stock. See "Principal Stockholders." This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

    Upon the completion of the offering, Warburg Pincus will continue to have the right under our stockholders agreement to designate two persons to our board of directors. As a result of this share ownership and minority representation on our board of directors, our current stockholders, in particular Warburg Pincus, will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders.

YOU WILL EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION IN BOOK VALUE PER SHARE.

    The initial public offering price of our common stock is substantially higher than what the net tangible book value per share of our outstanding common stock will be immediately after this offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $ in the net tangible book value per share of common stock.


    We also have a significant number of outstanding options to purchase our common stock with exercise prices significantly below the initial public offering price of the common stock. To the extent these options are exercised, you will experience further dilution. There are currently options to purchase 662,376 shares of our common stock outstanding, of which options to purchase 20,346 shares of our common stock are currently exercisable.


IF A SIGNIFICANT NUMBER OF SHARES OF OUR COMMON STOCK IS SOLD INTO THE MARKET FOLLOWING THE OFFERING, THE MARKET PRICE OF OUR COMMON STOCK COULD SIGNIFICANTLY DECLINE, EVEN IF OUR BUSINESS IS DOING WELL.

    Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common
stock. An aggregate of       shares of common stock will be outstanding after
this offering. Of these, the             shares offered by this prospectus will
be freely tradable without restriction or further registration.

    On the day that is 181 days after completion of this offering, lockup agreements entered into by our directors, officers and certain existing stockholders will expire and such directors, officers and stockholders will be
able to sell an aggregate total of       shares under Rule 144 of the Securities
Act. The underwriters may also consent to release some or all of these shares for sale prior to that time.

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    Warburg Pincus and certain significant stockholders have demand registration rights to cause us to file, at our expense, a registration statement under the Securities Act covering resales of their shares any time after the earlier of October 26, 2004 and the date that is 181 days after the date on which our
initial public offering closes. These shares will represent approximately   % of
our outstanding common stock, or   shares, upon completion of this offering.
These shares may also be sold under Rule 144 of the Securities Act, depending on their holding period and subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.


    In addition, after this offering, we also intend to register       shares of
common stock for issuance under our stock option plans. Options to purchase shares of common stock are currently issued and outstanding, of which, as
of December 30, 2001,       options to purchase             shares were vested.


IF PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, WE MAY BE UNABLE TO CONSUMMATE A TRANSACTION THAT OUR STOCKHOLDERS CONSIDER FAVORABLE.


    Provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our certificate of incorporation authorizes our board of directors to issue up to 15 million shares of "blank check" preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. Applicable Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.


OUR STOCK PRICE MAY BE VOLATILE AND YOUR INVESTMENT IN OUR COMMON STOCK COULD SUFFER A DECLINE IN VALUE.

    There is currently no public market for our common stock. An active trading market for our common stock may not develop. You may be unable to resell the common stock you buy at or above the initial public offering price. We will establish the initial public offering price through negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of prices that will prevail in the trading market. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

    With the current uncertainty about healthcare policy, reimbursement and coverage in the United States, there has been significant volatility in the market price and trading volume of securities of healthcare and other companies, which is unrelated to the financial performance of these companies. These broad market fluctuations may negatively affect the market price of our common stock.

    Some specific factors that may have a significant effect on our common stock market price include:

    - actual or anticipated fluctuations in our operating results;

    - actual or anticipated changes in our growth rates or our competitors' growth rates;

    - actual or anticipated changes in healthcare policy in the United States and internationally;

    - conditions in the financial markets in general or changes in general economic conditions;

    - our inability to raise additional capital;

    - conditions of other medical staffing companies or the medical staffing industry generally; and

    - changes in stock market analyst recommendations regarding our common stock, other comparable companies or the medical staffing industry generally.

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                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements, principally in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Generally, you can identify these statements because they use words such as "anticipates," "believes," "expects," "future," "intends," "plans," and similar terms. These statements are only our current expectations. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen, including, among others, the risks we face as described on the previous pages and elsewhere in this prospectus. Given these uncertainties, the forward-looking statements discussed in this prospectus might not occur. These forward-looking statements are made as of the date of this prospectus. Except as may be required under applicable statutes, regulations or court decisions, we undertake no obligation to update or revise them.

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                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the       shares of
common stock that we are offering will be approximately $114.7 million after deducting the underwriting discount and estimated offering expenses of
$10.3 million and assuming an initial public offering price of $      per share.
If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $132.1 million.

    We anticipate using the net proceeds of the offering to:


    Repay all of the principal and accrued interest under our outstanding senior unsecured notes, which we estimate will be approximately $62.4 million. As of December 30, 2001, $59.3 million aggregate principal amount of our senior unsecured notes was outstanding, plus accrued interest of approximately
$1.3 million, all of which was issued in connection with our recapitalization. The senior unsecured notes bear interest at a rate of 12% per annum compounding quarterly. Amounts outstanding under our senior unsecured notes, including accrued interest, are due in October 2009. See "Certain Transactions" for more information on our senior unsecured notes. All of our outstanding senior unsecured notes are held by our stockholders and several of our employees, including our executive officers.



    Repay an aggregate of approximately $52.3 million of outstanding term loans under our senior credit facility. We entered into our senior credit facility in connection with our recapitalization and borrowed an aggregate of approximately $105 million in connection with the recapitalization. See "Certain Transactions," and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for more information on our senior credit facility. Upon making these debt payments, we will have approximately $53 million of outstanding indebtedness remaining under our senior credit facility. Borrowings under our senior credit facility bear interest at either a prime rate-based rate or Eurodollar-based rate plus the applicable percentage, as defined. Tranche A term loans and letters of credit under our senior credit facility in the aggregate principal amount of $45 million mature in 2006 and Tranche B term loans in the aggregate principal amount of $60 million mature in 2007. Proceeds from our senior facility were used to prepay approximately $83 million on our existing credit facility, representing all of the outstanding principal and accrued interest in respect of that facility, and to fund the payment of merger consideration in connection with the recapitalization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for additional information regarding our sources and uses of capital.


                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board. In addition, our current senior credit facility prohibits us from declaring or paying any cash dividends without the consent of our lenders holding more than 50% of the outstanding loans under the facility.

                                 CAPITALIZATION

    The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 30, 2001.

    In the pro forma column, we have made adjustments to give effect to the conversion of all of our outstanding preferred stock, plus accrued dividends, into our common stock upon the closing of the offering, as if the conversion occurred on December 30, 2001.

    In the pro forma as adjusted column, we have made adjustments to give effect to the adjustments set forth above, and to give effect to the sale of shares of our common stock at an assumed public offering price of $ per share, and the application of the net proceeds of the offering to repay a portion of our outstanding debt. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.


                                                                    DECEMBER 30, 2001
                                                           -----------------------------------
                                                                                   PRO FORMA,
                                                            ACTUAL     PRO FORMA   AS ADJUSTED
                                                           ---------   ---------   -----------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Cash.....................................................  $  11,253   $  11,253    $  11,253
Long-term debt:
  Term loans (1).........................................    100,630     100,630       46,554
  Revolving loans (2)....................................     15,047      15,047       15,047
  12% senior unsecured notes (3).........................     60,624      60,624           --
  Capitalized lease obligations..........................        991         991          991
  Other..................................................         35          35           35
                                                           ---------   ---------    ---------
Total debt...............................................    177,327     177,327       62,627
  Less current maturities................................     10,365      10,365       10,365
    Total long-term debt.................................    166,962     166,962       52,262
Preferred stock:
  Series I Convertible Preferred Stock, 7,000,000 shares
    authorized, 6,602,865 shares issued and outstanding;
    no shares issued and outstanding pro forma or pro
    forma, as adjusted...................................    124,615          --           --
Stockholders' equity:
  Common stock, $.01 par value,       shares authorized--
    actual, pro forma and pro forma as adjusted,
    issued and outstanding--actual,       issued and
    outstanding--pro forma and       issued and
    outstanding--pro forma as adjusted...................         --          --           --
  Additional paid-in capital.............................         --     124,615      239,315
  Promissory notes for purchase of common stock..........     (4,551)     (4,551)      (4,551)
  Accumulated deficit....................................   (153,168)   (153,168)    (153,168)
                                                           ---------   ---------    ---------
    Total stockholders' (deficit) equity.................  $(157,719)  $ (33,104)   $  81,596
    Total capitalization.................................  $ 133,858   $ 133,858    $ 134,588
                                                           =========   =========    =========

    The outstanding share information in the table above is based on the number of shares outstanding as of December 30, 2001. The table above excludes:

    - shares of our common stock that we may issue upon the exercise of outstanding options at a weighted average exercise price of $ per share;

    - shares of our common stock available for future issuance under our option plans; and

    - shares of our common stock that may be purchased by the underwriters to cover over-allotments.

------------------------

(1) Actual amount includes approximately $630,000 of accrued interest at December 30, 2001.

(2) Actual amount includes approximately $47,000 of accrued interest at December 30, 2001.

(3) Actual amount includes approximately $1,305,000 of accrued interest at December 30, 2001.

                                    DILUTION

    Our historical net tangible book value as of December 30, 2001 was
approximately $    million. Our pro forma net tangible book value as of
December 30, 2001 was $    million, or approximately $      per share. Pro forma
net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding, giving effect to the conversion of all of our outstanding shares of
preferred stock, including accrued dividends on these shares, into       shares
of our common stock, as if the conversion occurred on December 30, 2001. After
giving effect to this conversion, the sale of the       shares of common stock
we propose to offer pursuant to this prospectus and the application of the net proceeds therefrom, and after deducting the underwriting discount and estimated offering expenses, our net tangible book value as of December 30, 2001 would
have been approximately $    million, or $      per share. This represents an
immediate increase in net tangible book value of $      per share to our
existing stockholders and an immediate dilution of $      per share to new
investors. Whenever the book value is less than the investor paid, the investor suffers dilution. The dilution to investors in the offering is illustrated in the following table:

Assumed initial public offering price per share.............           $
                                                                       ------
  Net tangible book value per share at December 30, 2001....  $
                                                              ------
    Increase per share attributable to cash payments made by
      new
      investors.............................................  $
                                                              ------
Net tangible book value per share after this offering.......           $
                                                                       ------
Dilution in net tangible book value per share to new
  investors.................................................           $
                                                                       ======

    The following table enumerates the number of shares of common stock issued, the total consideration paid and the average price per share paid by our existing stockholders. The following table also enumerates, as of December 30, 2001, the number of shares of common stock purchased and the total consideration paid, calculated before deduction of the underwriting discount and estimated offering expenses, and the average price per share paid by the new investors in
this offering assuming the sale by us of       shares of our common stock at an
assumed initial offering price of $      per share.

                                         SHARES PURCHASED              TOTAL CONSIDERATION           AVERAGE
                                      -----------------------      ---------------------------      PRICE PER
                                        NUMBER     PERCENTAGE          AMOUNT       PERCENTAGE        SHARE
                                      ----------   ----------      --------------   ----------      ---------
                                                                   (IN THOUSANDS)
Existing stockholders...............                       %          $125,457              %        $
New investors.......................
                                      ----------      -----           --------         -----         -------
  Total.............................                       %          $                     %        $
                                      ==========      =====           ========         =====         =======

    The information presented in the previous table with respect to existing stockholders assumes the conversion of all of our outstanding preferred stock,
plus accrued dividends on these shares, into       shares of our common stock as
if such conversion occurred on December 30, 2001. The table assumes no exercise of stock options.


    As of December 30, 2001, there were options outstanding to purchase
shares of our common stock at a weighted average exercise price of $    per
share. If all outstanding options were exercised, the total number of shares
outstanding would be     , the percent of shares purchased by new investors
would be    %; the total amount of consideration paid by all stockholders would
be $    ; the percent of consideration paid by new investors would be   %; the
average price per share paid by option holders would be $    ; and the average
price per share paid by all stockholders would be $    . See "Management" and
"Description of Capital Stock" for information regarding outstanding options and preferred stock.

              SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER DATA

    The summary consolidated financial data of Medical Staffing Network Holdings, Inc., formerly known as MSN Holdings, Inc., is provided below. The income statement data for the period from June 5, 1997 through December 31, 1997 are derived from the audited financial statements of Southeast Staffing Partners, Inc., our predecessor, that are not included in this prospectus. The 1998 income statement data are derived from the audited consolidated financial statements of Medical Staffing Network Holdings, Inc. that are not included in this prospectus. The 1998 income statement data includes the operating results of our predecessor for the period from January 1, 1998 through February 28, 1998, which results were not material. The income statement data for 1999, 2000 and 2001 are derived from our audited consolidated financial statements of Medical Staffing Network Holdings, Inc. that are included elsewhere in this prospectus.

    The summary consolidated financial data below should be read in conjunction with the consolidated historical financial statements and related notes as well as the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" appearing elsewhere in this prospectus.


                                                         PREDECESSOR
                                                        JUNE 5, 1997
                                                         (INCEPTION)
                                                           THROUGH                       FISCAL YEAR ENDED
                                                        DECEMBER 31,    ---------------------------------------------------
                                                          1997 (1)       1998 (1)       1999         2000          2001
                                                        -------------   ----------   ----------   ----------   ------------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Service revenues......................................   $    2,744     $   33,097   $   96,456   $  182,045    $  338,380
Cost of services rendered.............................        2,020         25,066       72,922      135,971       252,089
                                                         ----------     ----------   ----------   ----------    ----------
Gross profit..........................................          724          8,031       23,534       46,074        86,291
Selling, general and administrative expenses (2)......        1,058          6,548       13,810       26,997        47,415
Corporate and administrative expenses.................           --          1,324        2,578        4,711         6,428
Depreciation and amortization expenses................           78            757        2,114        3,797         5,871
Recapitalization expenses (3).........................           --             --           --           --         7,160
                                                         ----------     ----------   ----------   ----------    ----------
(Loss) income from operations.........................         (412)          (598)       5,032       10,569        19,417
Interest expense, net.................................           11            518        1,867        5,007        14,312
                                                         ----------     ----------   ----------   ----------    ----------
(Loss) income before provision for income taxes and
  extraordinary items.................................         (423)        (1,116)       3,165        5,562         5,105
Extraordinary loss, net (4)...........................           --             --           --           --        (2,732)
Net (loss) income.....................................         (423)        (1,116)       2,375        3,520        (1,306)
Deduct required dividends on convertible preferred
  stock (5)...........................................           --             --           --           --         1,801
                                                         ----------     ----------   ----------   ----------    ----------
(Loss) income available to common stockholders........   $     (423)    $   (1,116)  $    2,375   $    3,520    $   (3,107)
Net (loss) income per share:
  Basic...............................................   $    (0.27)    $    (0.47)  $     0.97   $     1.43    $    (1.50)
  Diluted.............................................   $    (0.27)    $    (0.47)  $     0.28   $     0.40    $    (1.50)
Weighted average common shares outstanding:
  Basic...............................................    1,571,000      2,361,000    2,443,000    2,470,000     2,065,000
  Diluted.............................................    1,571,000      2,361,000    8,336,000    8,737,000     2,065,000
OTHER OPERATING DATA:
EBITDA (6)............................................         (334)           159        7,147       14,366        32,448
EBITDA % of revenue...................................           NM            0.5%         7.4%         7.9%          9.6%
Number of per diem branches...........................            1             26           34           74           136
Net cash flow used in operating activities............   $      (19)    $   (2,925)  $   (2,219)  $   (9,009)   $   (1,654)
Net cash flow used in investing activities............   $   (4,293)    $  (28,908)  $  (20,939)  $  (23,738)   $  (14,611)
Net cash flow provided by financing activities........   $    4,590     $   31,927   $   23,101   $   32,638    $   27,313



                                                                       AS OF DECEMBER 31,
                                                          --------------------------------------------       AS OF
                                                          PREDECESSOR                                    DECEMBER 30,
                                                           1997 (1)     1998 (1)     1999       2000         2001
                                                          -----------   --------   --------   --------   -------------
                                                                             (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash....................................................    $  279      $   372    $   314    $    205     $  11,253
Total assets............................................     5,035       44,574     70,695     111,836       162,019
Total liabilities and redeemable preferred stock........     1,358       41,047     64,792     101,929       319,739

                                                                       AS OF DECEMBER 31,
                                                          --------------------------------------------       AS OF
                                                          PREDECESSOR                                    DECEMBER 30,
                                                           1997 (1)     1998 (1)     1999       2000         2001
                                                          -----------   --------   --------   --------   -------------
                                                                             (DOLLARS IN THOUSANDS)
Total stockholders' equity (deficit)....................     3,677        3,528      5,903       9,907      (157,719)

------------------------------

(1) On March 1, 1998, we entered into a merger agreement with Southeast Staffing Partners, Inc., which for accounting and reporting purposes, is our predecessor. Financial data prior to March 1, 1998 are that of our predecessor. The 1998 financial data include the January and February 1998 results of our predecessor, which results were not material.

(2) Includes provision for doubtful accounts.

(3) Reflects non-recurring costs incurred in connection with the recapitalization in October 2001.

(4) Reflects the charges related to the early extinguishment of debt in connection with the recapitalization.

(5) Reflects 8% dividends accrued on the Series I Convertible Preferred Stock issued in connection with the recapitalization. This preferred stock will be converted into common stock upon completion of the offering.

(6) EBITDA consists of net (loss) income excluding net interest, taxes, depreciation, amortization, and non-recurring recapitalization expenses. EBITDA is provided as a measure of financial performance commonly used as an indicator of a company's historical ability to service debt. EBITDA is presented because we believe it is a widely accepted financial indicator used by certain investors and securities analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended as an alternative to operating income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity determined in accordance with GAAP. EBITDA, as we define it, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. For further information, see our consolidated financial statements and related notes elsewhere in this prospectus.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

    We acquired Excel Staffing Services, Inc. on June 10, 2001 and entered into a recapitalization on October 26, 2001. In October 2001, an investment group led by Warburg Pincus acquired a majority ownership of the company in a transaction that resulted in a recapitalization. The recapitalization was accounted for as a leveraged recapitalization of the company and, accordingly, the company retained the historical cost basis of accounting.

    The pro forma condensed consolidated statements of operations for the year ended December 30, 2001 gives effect to the acquisition of Excel Staffing Services, Inc. and the recapitalization as if the transactions had occurred on January 1, 2001.

    The pro forma information for the year ended December 30, 2001, as adjusted for this offering, reflects the repayment of certain of our indebtedness using a portion of the net proceeds received from this offering as if this offering and the repayment had occurred on January 1, 2001.

    The pro forma information is not necessarily indicative of the actual results of operations that would have occurred had the acquisition of Excel Staffing Services, Inc., the recapitalization in October 2001, and this offering occurred on the assumed dates nor do they represent any indication of future performance. The pro forma condensed consolidated statement of operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.


                                                                      FISCAL YEAR ENDED 2001
                                        -----------------------------------------------------------------------------------
                                            MEDICAL        EXCEL
                                           STAFFING       STAFFING
                                            NETWORK      SERVICES,                     PRO FORMA  ADJUSTMENTS    PRO FORMA
                                        HOLDINGS, INC.    INC. (1)   RECAPITALIZATION  COMBINED   FOR OFFERING  AS ADJUSTED
                                        ---------------  ----------  ----------------  ---------  ------------  -----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Service revenues......................     $  338,380      $6,458        $    --       $344,838     $     --     $344,838
Cost of services rendered.............        252,089       4,914                       257,003                   257,003
Selling, general and administrative
  expenses (2)........................         47,415         375                        47,790                    47,790
Corporate and administrative
  expenses............................          6,428          25                         6,453                     6,453
Depreciation and amortization
  expenses............................          5,871         303                         6,174                     6,174
Recapitalization expenses.............          7,160          --         (7,160)  (3)       --                        --
                                           ----------      ------                      --------                  --------
Income from operations................         19,417         841                        27,418                    27,418
Interest expense, net.................         14,312         352          6,225  (4)   20,889      (10,840) (5)    10,049
                                           ----------      ------                      --------                  --------
Income before provision for income
  taxes...............................          5,105         489                         6,529                    17,369
Income tax expense....................          3,679         196         (1,112)  (6)    2,763        4,119 (6)     6,882
                                           ----------      ------                      --------                  --------
Income from continuing operations.....          1,426         293                         3,766                    10,487
Basic and diluted loss per share
  before extraordinary loss...........     $    (0.18 ) (7)                            $(735.11 ) (8)
Weighted average common shares
  outstanding:
  Basic and diluted...................      2,065,000                                     8,649


------------------------------


(1) Represents the historical operating results of Excel Staffing
    Services, Inc. for the period from January 1, 2001 through June 10, 2001, except for depreciation and amortization expenses ($303,000) and interest expense, ($352,000) from January 1, 2001 through the date of acquisition, which represent pro forma adjustments to reflect amortization of goodwill and intangibles and interest expense on the debt entered into to finance the acquisition.


(2) Includes provision for doubtful accounts.

(3) Reflects the elimination of the non-recurring recapitalization expenses.


(4) Reflects the following adjustments related to the October 2001 recapitalization:



       - Net incremental interest expense of approximately $5.2 million as a result of the advances of $105 million on the $120 million senior credit facility ($11.3 million) offset by a reduction of interest expense ($6.1 million) related to the assumed repayment of approximately $81.2 million of the revolving senior credit notes and the 12% subordinated promissory note. The interest rates in effect at December 30, 2001 were used to compute the pro forma incremental interest expense.



       - Increase in interest expense, net of $1.2 million related to the interest rate swap agreement used to hedge certain cash flows related to the $120 million senior credit facility. The fixed interest rate of the interest rate swap (4.34%) offset by the variable interest rate in effect at December 30, 2001 (1.799%) was used to compute the pro forma interest expense.



       - Net decrease in amortization expense of $200,000 related to debt issuance costs and the debt discount on the $81.2 million revolving senior credit facility ($760,000) and the net increase in amortization expense on the $120 million senior credit facility ($560,000).



(5) Reflects the following adjustments related to the use of proceeds of approximately $114.7 million:



       - Reduction in interest expense of approximately $7.4 million related to the assumed repayment of $62.4 million of 12% senior unsecured notes entered into in the recapitalization.



       - Reduction in interest expense of approximately $3.4 million related to the assumed repayment of $52.3 million of the $120 million senior credit facility entered into in the recapitalization.



   The interest rates in effect at December 30, 2001 were used to compute the pro forma as adjusted interest expense.



(6) Adjustments to reflect income tax expense utilizing combined federal and state statutory rates for the effect of the pro forma adjustments. The elimination of the non-recurring recapitalization expenses ($7.2 million) was adjusted for income taxes up to the amount that was tax deductible ($3.3 million).


(7) Income from continuing operations was reduced by $1.8 million of dividends accrued on the Series I Convertible Preferred Stock. As a result, all potential common stock equivalents are antidilutive.

(8) Pro Forma Combined income from continuing operations was reduced by $10.1 million of dividends accrued on the Series I Convertible Preferred Stock. As a result, all potential common stock equivalents are antidilutive.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS.

OVERVIEW OF OUR COMPANY


    We are a leading medical staffing company and the largest provider of per diem nurse staffing services in the United States as measured by revenues. More than two-thirds of our clients are acute care hospitals, clinics and surgical and ambulatory care centers. We serve both for-profit and not-for-profit organizations that range in scope from one facility to national chains with over 100 facilities. Our clients pay us directly. We do not receive a material portion of our revenues from Medicare or Medicaid reimbursements or similar state reimbursement programs. All of our revenues are derived from providing healthcare staffing services. Approximately 75% of our 2001 revenues were derived from per diem nurse staffing, while allied healthcare professional staffing represented 16% of our 2001 revenues, travel nurse staffing (assignments lasting more than thirteen weeks) represented 8% of our 2001 revenues and physician staffing represented 1% of our 2001 revenues.



    Since 1998, we have opened 100 new de novo branches (branches opened internally since our inception as opposed to branches acquired from third parties), including 30 in 2000 and 64 in 2001. We closed one de novo branch in 2000 and five de novo branches in 2001. The de novo branches opened in 2000 generated $48.9 million in revenues in 2001. We intend to continue to identify and develop opportunities to open de novo branches as they arise. However, our ability to continue to open de novo branches depends on a number of factors, including identifying, attracting and retaining local management and securing good locations on acceptable terms. If our ability to continue to open de novo branches is impaired, our revenue growth could be affected.



    In 2001, we purchased substantially all of the assets of one medical staffing company for an aggregate purchase price of $9.8 million. In 2000, we purchased substantially all of the assets of five medical staffing companies for an aggregate purchase price of $22.0 million. In 1999, we purchased substantially all of the assets of three medical staffing companies, and all of the outstanding capital stock of one medical staffing company, for an aggregate purchase price of $19.7 million. All such acquisitions were accounted for as purchases and, accordingly, the results of these acquired businesses are included in our consolidated financial statements from the acquisition dates.



    In October 2001, an investment group led by Warburg Pincus acquired majority ownership of us in a transaction that recapitalized our business. Our recapitalization was accounted for as a leveraged recapitalization of our company and, accordingly, we have retained the historical cost basis of accounting. In connection with the recapitalization, we incurred approximately $165 million of indebtedness, approximately $83 million of which was used to repay existing indebtedness.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain selected financial data expressed as a percentage of total revenues:

                                                                           FISCAL YEAR ENDED
                                                                  ------------------------------------
                                                                    1999          2000          2001
                                                                  --------      --------      --------
Service revenues............................................         100%          100%          100%
Cost of services rendered...................................        75.6          74.7          74.5
Gross profit................................................        24.4          25.3          25.5
Selling, general and administrative expenses(1).............        14.3          14.8          14.0
Corporate and administrative expenses.......................         2.7           2.6           1.9
EBITDA (2)..................................................         7.4           7.9           9.6
Depreciation and amortization expenses......................         2.2           2.1           1.8
Recapitalization expenses...................................          --            --           2.1
Income from operations......................................         5.2           5.8           5.7
Interest expense, net.......................................         1.9           2.8           4.2
Income before income taxes and extraordinary loss...........         3.3           3.0           1.5
Provision for income taxes..................................         0.8           1.1           1.1
Income before extraordinary loss............................          --            --           0.4
Extraordinary loss on early extinguishment of debt, net of
  income tax benefit........................................          --            --           0.8
Net income (loss)...........................................         2.5%          1.9%           NM

------------------------

(1) Includes provision for doubtful accounts.

(2) We define EBITDA as income before interest, income taxes, depreciation, amortization and non-recurring recapitalization costs. EBITDA should not be considered in isolation or as an alternative to net income, cash flows from operations, investing or financing activities or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA, as we define it, is not necessarily comparable to other similarly titled captions of other companies.

    COMPARISON OF YEAR ENDED DECEMBER 30, 2001 TO YEAR ENDED DECEMBER 31, 2000


    SERVICE REVENUES. Our service revenues for 2001 increased $156.3 million, or 85.9%, from $182.1 million in 2000 to $338.4 million in 2001. The majority of the increase in revenues in 2001 was attributable to a $123.2 million increase in our per diem nurse staffing revenues from $129.8 million in 2000 to $253.0 million in 2001. A majority of the increase in sales revenues in 2001 was the result of volume increases from same-store growth and de novo branch openings. The balance of the increase in sales revenues was the result of price increases.


    De novo branches opened in 2000 contributed $38.9 million of the increase in revenues and de novo branches opened in 2001 contributed $24.9 million of the increase. Acquisitions completed in 2000 contributed $20.4 million of the increase in revenues and acquisitions in 2001 contributed $9.1 million of the increase. The balance of the 2001 per diem nurse staffing revenue growth came from a $29.9 million increase in the revenue of branches opened prior to 2000.

    Service revenues from our staffing divisions other than the per diem nurse staffing division collectively increased $33.1 million, or 63.4%, from $52.2 million in 2000 to $85.3 million in 2001. Acquisitions completed in 2000 contributed $12.6 million to the increase. The balance of the growth in 2001 of $20.5 million came from organic growth.

    COST OF SERVICES RENDERED.  Cost of services rendered increased
$116.1 million, or 85.4%, from $136.0 million in 2000 to $252.1 million in 2001.
The increase was attributable to the 85.9% increase in service revenues.

    GROSS PROFIT. Gross profit increased $40.2 million, or 87.2%, from $46.1 million in 2000 to $86.3 million in 2001, representing gross margin percentages of 25.3% in 2000 and 25.5% in 2001. The increase in gross margin percentage in 2001 is the result of improved gross profit margins in our per diem nurse and allied staffing divisions.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $20.4 million, or 75.6%, from $27.0 million in 2000 to $47.4 million in 2001. As a percentage of revenue, selling, general and administrative expenses decreased from 14.8% in 2000 to 14.0% in 2001.

    CORPORATE AND ADMINISTRATIVE EXPENSES. Corporate and administrative expenses increased $1.7 million, or 36.5%, from $4.7 million in 2000 to $6.4 million in 2001. As a percentage of revenue, corporate and administrative expenses decreased from 2.6% in 2000 to 1.9% in 2001. The decrease as a percentage of revenue was a result of increased operating leverage. The decrease occurred despite significant expansion of the corporate infrastructure required to sustain the rapid growth of the business.

    EBITDA. As a result of the above, EBITDA increased $18.0 million, or 125.9% from $14.4 million in 2000 to $32.4 million in 2001. As a percentage of revenue, EBITDA increased from 7.9% in 2000 to 9.6% in 2001.

    DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expense increased $2.1 million, or 54.6%, from $3.8 million in 2000 to $5.9 million in 2001. The increase was due in part to a full year of goodwill amortization on our 2000 acquisitions and the goodwill amortization on our 2001 acquisitions. The balance of the increase was the result of depreciation on fixed asset additions. In July 2001, the Financial Accounting Standards Board issued FAS No. 141, BUSINESS COMBINATIONS and FAS No. 142, INTANGIBLE ASSETS. FAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated before July 1, 2001. FAS 142 further clarifies the criteria to recognize intangible assets separately from goodwill and promulgates that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. These standards apply to us beginning December 31, 2001 for existing intangible assets and July 1, 2001 for business combinations completed after June 30, 2001. As a result of the adoption of FAS 142, goodwill will not be amortized in 2002.

    RECAPITALIZATION EXPENSES.  Recapitalization expenses for 2001 were
$7.2 million, comprised of non-capitalizable costs incurred in conjunction with our recapitalization in October 2001. The recapitalization was accounted for as a leveraged recapitalization and, accordingly, we retained the historical cost basis of accounting.

    INCOME FROM OPERATIONS. As a result of the above, income from operations increased $8.8 million, or 83.7%, from $10.6 million in 2000 to $19.4 million in 2001. As a percentage of revenue, income from operations decreased from 5.8% in 2000 to 5.7% in 2001.


    INTEREST EXPENSE, NET. Net interest expense increased $9.3 million, or 185.9% from $5.0 million in 2000 to $14.3 million in 2001. Of the $9.3 million increase, $5.0 million of net interest expense was due to the appreciation of the value of outstanding put warrants, as a result of the increase in the fair value of our common stock. These put warrants were issued in connection with a $20 million subordinated promissory note issued by us on September 29, 2000. The balance of the increase was primarily the result of a higher average outstanding debt balance in 2001, which was primarily the result of borrowings made for acquisitions in 2000, the 2001 acquisition and the debt incurred in conjunction with our recapitalization, offset in part by lower average interest rates.


    INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS. Income before income taxes and extraordinary loss decreased $0.5 million, or 8.2%, from $5.6 million to $5.1 million in 2001.

    PROVISION FOR INCOME TAXES. Our provision for income taxes was $2.0 million in 2000 and $3.7 million in 2001 representing effective tax rates of 36.7% in 2000 and 72.1% in 2001. The difference in the effective rate in 2001 and our expected effective rate of 41.0% is attributable to non-deductible costs incurred in conjunction with our recapitalization.

    INCOME BEFORE EXTRAORDINARY LOSS. Income before extraordinary loss decreased $2.1 million, or 59.5%, from $3.5 million in 2000 to $1.4 million in 2001.

    EXTRAORDINARY LOSS, ON EARLY EXTINGUISHMENT OF DEBT, NET OF INCOME TAX BENEFIT. The extraordinary loss on early extinguishment of debt in 2001 of $4.4 million, net of an income tax benefit of $1.7 million was attributable to the write off of deferred financing costs and note discounts associated with the debt that was repaid in conjunction with our October 2001 recapitalization.

    NET INCOME (LOSS). Net income decreased $4.8 million from net income of $3.5 million to a net loss of $1.3 million in 2001.

    COMPARISON OF YEAR ENDED DECEMBER 31, 2000 TO YEAR ENDED DECEMBER 31, 1999

    SERVICE REVENUES. Our service revenues for 2000 increased $85.6 million, or 88.7%, from $96.5 million in 1999 to $182.0 million in 2000. The majority of the increase in revenues in 2000 was attributable to a $56.2 million increase in our per diem nurse staffing revenues from $73.6 million in 1999 to $129.8 million in 2000.

    Acquisitions completed in 1999 contributed $10.9 million of the increase in revenues and acquisitions completed in 2000 contributed $8.5 million of the increase. De novo branches opened in 1999 contributed $6.5 million of the increase in revenues and de novo branches opened in 2000 contributed
$10.0 million of the increase. The balance of the 2000 per diem revenue growth of $20.3 million resulted from an increase in the revenues of branches opened prior to 1999.

    Service revenues from our staffing divisions other than the per diem nurse staffing division collectively increased $29.3 million, or 128.1%, from $22.9 million in 1999 to $52.2 million in 2000. Acquisitions completed in 1999 contributed $24.2 million to the increase and acquisitions completed in 2000 contributed $3.1 million. The balance of the growth in 2000 of $2.0 million came from organic growth.

    COST OF SERVICES RENDERED.  Cost of services rendered increased
$63.1 million, or 86.6%, from $72.9 million in 1999 to $136.0 million in 2000. The increase was attributable to the 88.7% increase in service revenues.

    GROSS PROFIT. Gross profit increased $22.6 million, or 95.8%, from $23.5 million in 1999 to $46.1 million in 2000, representing gross margin percentages of 24.4% in 1999 and 25.3% in 2000. The increase was attributable to a disproportionate increase in our non per diem nurse staffing revenues, which have a higher relative gross margin than the per diem nurse gross margin.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $13.2 million, or 95.3%, from $13.8 million in 1999 to $27.0 million in 2000. As a percentage of revenue, selling, general and administrative expenses increased from 14.3% in 1999 to 14.8% in 2000. This increase was due to the expenses required to establish the infrastructure for our de novo branches opened in 2000.

    CORPORATE AND ADMINISTRATIVE EXPENSES. Corporate and administrative expenses increased $2.1 million, or 82.7%, from $2.6 million in 1999 to $4.7 million in 2000. As a percentage of revenue, corporate and administrative expenses decreased from 2.7% in 1999 to 2.6% in 2000. The decrease as a percentage of revenue was a result of increased operating leverage. The decrease occurred despite significant expansion of the corporate infrastructure required to sustain the rapid growth of the business.

    EBITDA. As a result of the above, EBITDA increased $7.3 million, or 101.4% from $7.1 million in 1999 to $14.4 million in 2000. As a percentage of revenue, EBITDA increased from 7.4% in 1999 to 7.9% in 2000.

    DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expense increased $1.7 million, or 79.6%, from $2.1 million in 1999 to $3.8 million in 2000. The increase was due in part to a full year of goodwill amortization on our 1999 acquisitions and the goodwill amortization on our 2000 acquisitions. The balance of the increase was the result of depreciation on fixed asset additions.

    INCOME FROM OPERATIONS. Income from operations increased $5.6 million, or 110.6%, from $5.0 million in 1999 to $10.6 million in 2000. As a percentage of revenue, income from operations increased from 5.2% in 1999 to 5.8% in 2000.

    INTEREST EXPENSE, NET. Net interest expense increased $3.1 million, or 168.1% from $1.9 million in 1999 to $5.0 million in 2000. The increase of net interest expense was due to the higher average outstanding debt balance in 2000 which was primarily the result of the borrowings made for acquisitions in 1999 and 2000 and a higher weighted average borrowing rate.

    PROVISION FOR INCOME TAXES. Our provision for income taxes was $0.8 million in 1999 and $2.0 million in 2000 representing an effective tax rate of 25.0% in 1999 and 36.7% in 2000. The difference in the effective rate in 1999 and our expected effective rate of 37.0% is attributable to the release of a valuation allowance of approximately $0.8 million on our deferred tax asset upon determination that the benefit of the deferred tax asset will be realized coupled with the utilization of a net operating loss carryforward to offset 1999 taxable income. In accordance with FAS 109, we evaluate evidence, both positive and negative, to determine if a valuation allowance is required.

    NET INCOME. Net income increased by $1.1 million, or 48.2%, from $2.4 million in 1999 to $3.5 million in 2000.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents a summary of our unaudited quarterly operating results for each of the four quarters in 2000 and 2001. We derived this information from unaudited interim financial statements that have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                     2000                                        2001
                                   -----------------------------------------   -----------------------------------------
                                    FIRST      SECOND     THIRD      FOURTH     FIRST      SECOND     THIRD      FOURTH
                                   QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                   --------   --------   --------   --------   --------   --------   --------   --------
                                                                      (IN THOUSANDS)
Service revenues.................  $35,389    $40,179    $47,948    $58,529    $70,479    $81,166    $93,005    $93,731
Cost of services rendered........   26,206     29,971     35,819     43,975     52,510     60,363     69,322     69,894
                                   -------    -------    -------    -------    -------    -------    -------    -------
Gross profit.....................    9,183     10,208     12,129     14,554     17,969     20,803     23,683     23,837
Operating Expenses:
  Selling, general and
    administrative
    expenses (1).................    5,295      6,279      6,953      8,469      9,304     11,125     13,383     13,603
  Corporate and administrative
    expenses.....................      954      1,296      1,172      1,290      1,392      1,707      1,744      1,584
Depreciation and amortization
  expenses.......................      857        940        962      1,037      1,268      1,370      1,508      1,726
Operating income.................    2,076      1,693      3,042      3,758      6,005      6,601      6,728         84
Pre-tax income...................    1,167        631      1,889      1,875      3,095      3,126      3,207     (4,323)
Net income.......................      699        378      1,133      1,309      1,857      1,876      1,924     (6,963)
EBITDA (2).......................    2,934      2,633      4,004      4,795      7,272      7,971      8,556      8,650

------------------------

(1) Includes provision for doubtful accounts.

(2) We define EBITDA as income before interest, income taxes, depreciation, amortization and non-recurring recapitalization costs. EBITDA should not be considered in isolation or as an alternative to net income, cash flows from operations, investing or financing activities or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA, as we define it, is not necessarily comparable to other similarly titled captions of other companies.

SEASONALITY

    Due to the regional and seasonal fluctuations in the hospital patient census of our hospital and healthcare facility clients and due to the seasonal preferences for destinations by our temporary healthcare professionals, the number of healthcare professionals on assignment, revenue and earnings are subject to moderate seasonal fluctuations. Many of our hospital and healthcare facility clients are located in areas that experience seasonal fluctuations in population, particularly Florida, during the winter and summer months. These facilities adjust their staffing levels to accommodate the change in this seasonal demand and many of these facilities utilize temporary healthcare professionals to satisfy these seasonal staffing needs.

    Historically, the number of temporary healthcare professionals on assignment has increased from December through March followed by declines or minimal growth from April through November. As a result of all of these factors, results of any one quarter are not necessarily indicative of the results to be expected for any other quarter or for any year.

LIQUIDITY AND CAPITAL RESOURCES


    We have funded our cash needs since 1999 through various equity and debt issuances and through cash flow from operations. Currently, we have no commitments to make any material capital expenditures.


    In October 2001, an investment group led by Warburg Pincus acquired a majority interest in our company in a recapitalization that provided us with proceeds from new equity and senior debt issuances totaling approximately $156.6 million and advances from a new senior credit facility totaling
$105.0 million. Together, these funds were used to provide us with working capital for operations, to retire then-outstanding debt obligations and accrued interest totaling approximately $82.0 million, as consideration for the acquisition of the former stockholders' equity interests for approximately $173.0 million, and to pay recapitalization costs of approximately
$7.2 million.

    As of December 30, 2001, we had cash totaling $11.2 million, working capital totaling $54.7 million and unused availability under our committed credit facility totaling $5.0 million. We used $1.7 million of cash from operating activities during 2001 compared to $9.0 million of cash from operating activities during 2000.


    Cash flows from operating activities was positively impacted in 2001 due to improvements in earnings before non-cash expenses and was negatively impacted due to cash required to fund our de novo program. Because we rely on cash flow from operations as a source of liquidity, we are subject to the risk that a decrease in the demand for our staffing services could have an adverse impact on our liquidity. Decreased demand for our staffing services could result from an inability to attract qualified healthcare professionals, fluctuations in patient occupancy at our hospital and healthcare facility clients and changes in state and federal regulations relating to our business.


    Our senior credit facility consists of a $100.0 million term loan arrangement and allows us to borrow up to an additional $20.0 million under a revolving line of credit. The term loan bears interest at variable effective interest rates with a weighted average interest rate of 6.2% as of December 30, 2001, and is due in quarterly installments beginning March 31, 2003 through its maturity in October 2006 for tranche A in the amount of $40 million and October 2007 for tranche B in the amount of $60 million. Our senior credit facility is collateralized by substantially all of our assets and requires us to comply with various quarterly financial covenants, including covenants for ratios of leverage and fixed charges to EBITDA. At December 30, 2001, we were in compliance with all covenants under our senior credit facility.


    As the borrower under our senior credit facility, our subsidiary, Medical Staffing Network, Inc., may only pay dividends or make other distributions to us in the amount of $250,000 in any fiscal year to pay our operating expenses. This limitation on our subsidiary's ability to distribute cash to us will limit our ability to obtain and service any additional debt at the holding company level. In addition, our subsidiary is subject to restrictions under the senior credit facility against incurring additional indebtedness.


    Our senior unsecured notes bear interest compounding quarterly at a rate of 12% per annum and are due in October 2009. Interest is payable in full on the maturity date. The notes, which are unsecured obligations, are structurally subordinated to amounts due under our senior credit facility.

    As of December 30, 2001, there was $115.0 million outstanding under our senior credit facility, and $60.6 million of principal and accrued interest outstanding under our senior unsecured notes. As of December 30, 2001, the weighted average interest rate for the loans under our senior credit facility was 6.2%.


    We intend to use a portion of the proceeds of this offering to repay approximately $62.4 million of our senior notes including accrued interest, and to pay $52.3 million of our term loans under our senior credit facility, leaving an outstanding balance of approximately $55 million.



    We believe that our current cash balances, together with our existing credit lines and other available sources of liquidity and expected cash flows from our operating activities, will be sufficient for us to meet our current and future financial obligations, as well as to provide us with funds for working capital, anticipated capital expenditures and other needs for at least the next 12 months. No assurance can be given, however, that this will be the case. In the longer term, we may require additional equity and debt financing to meet our working capital needs, or to fund our acquisition activities, if any. There can be no assurance that additional financing will be available when required or, if available, will be available on satisfactory terms.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


    Our exposure to interest rate risk arises principally from the variable rates associated with our senior credit facility. On December 30, 2001, we had borrowings of $115.0 million under our senior credit facility that were subject to variable rates, with a blended rate of 6.2%. As of December 30, 2001, an adverse change of 1.0% in the interest rate of all such borrowings outstanding would have caused us to incur an increase in interest expense of approximately
$0.6 million on an annual basis after considering the effect of the interest rate swap described below. We are party to an interest rate swap agreement with a notional amount of $50 million. Under the swap agreement, the net settlement is computed on a quarterly basis as the difference between the 90 day LIBOR and the fixed rate of 4.34%. This results in a fixed interest rate on $50 million of borrowings under our credit facility at 4.34% effective December 24, 2001, plus the applicable margin. The fair value of the swap at December 30, 2001 was approximately $40,000. LIBOR at December 30, 2001 was 1.983%. The swap matures December 24, 2004. In addition, there is exposure to market risk associated with the senior subordinated notes which bear interest at a fixed rate. The carrying amount of the senior subordinated notes which bear interest at a fixed rate approximates fair value as the terms of the debt were based on similar terms, maturities, and interest rates as other debt issues with similar risk factors that are not traded on quoted market prices. Effective January 1, 2001, we adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities." We will recognize changes in the fair value of the swap in earnings to the extent such changes are greater or less than the corresponding change in the fair value of the future variable interest payments on the portion of the debt underlying the swap.


INFLATION

    We do not believe that inflation has had a material effect on our results of operations in recent years and periods. There can be no assurance, however, that our business will not be adversely affected by inflation in the future.

RECENTLY ISSUED ACCOUNTING STANDARDS


    In June 2001, the FASB issued SFAS No. 141, BUSINESS COMBINATIONS and
No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we will apply the new accounting rules beginning December 31, 2001.


    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We do not expect that the adoption of the Statement will have a significant impact on our financial position and results of operations.


    In November 2001, Topic D-103, INCOME STATEMENT CHARACTERIZATION OF REIMBURSEMENT RECEIVED FOR "OUT-OF-POCKET" EXPENSES INCURRED (EITF D-103) to the EITF Abstracts was issued. Under this guidance, reimbursement received for "out-of-pocket" expenses incurred should be characterized as revenue in the income statement. Currently, we classify reimbursable out-of-pocket expenses as service revenues, net of the reimbursements paid by us to employees for out-of-pocket expenses. This guidance should be applied in financial reporting periods beginning after December 15, 2001 and comparative financial statements for prior periods should be reclassified.



    We will adopt this consensus in the first quarter of 2002 and expect that this adoption will have no impact on our financial position or results of operations, other than the reclassification of such costs from a reduction of revenues to cost of services rendered in the statement of operations.

                                    BUSINESS

OVERVIEW OF OUR COMPANY


    We are a leading medical staffing company and the largest provider of per diem nurse staffing services (staffing assignments of less than 13 weeks in duration) in the United States as measured by revenues. Our per diem staffing assignments place our professionals, predominately nurses, at hospitals and other healthcare facilities to solve our clients' temporary staffing needs. In 2000, the medical staffing industry generated $7.2 billion in revenues, 57% (or approximately $4.1 billion) of which was generated by the per diem nurse staffing industry. We believe we are also a leading provider of specialized radiology and diagnostic imaging specialists and clinical laboratory technicians, or "allied health" professionals, as measured by revenues. We serve our clients through what we believe to be the largest temporary medical staffing network in the United States, which was comprised as of December 30, 2001 of 136 per diem branches that provide nurse staffing on a per diem basis in 43 states. Our extensive client base includes over 7,000 healthcare facilities including leading for-profit and not-for-profit hospitals, leading teaching hospitals and regional healthcare providers. As of December 30, 2001, our database contained profiles of over 25,000 active professionals who we place on temporary assignment in healthcare facilities, up 89% compounded annually from 7,000 on December 31, 1999.


    Our business has grown significantly since our founding in 1998. Our revenues have increased from $96.5 million in 1999 to $338.4 million in 2001, representing a compound annual growth rate of 87.3%. From 2000 to 2001 our revenue growth was $156.3 million, of which $114.2 million was from organic sources and $42.1 million was from acquisitions. The organic growth was comprised of same-store revenue growth (defined as revenue growth from our branches that have been open more than two years) of $50.4 million and growth from branches opened in 2000 and 2001 of $63.8 million. Our same-store revenue growth has been the result of our ability to leverage our national network and leading brand name, successfully recruit nurses and cross-sell our services. Branches that we have opened, which we call our "de novo" branches, generated rapid revenue growth and typically achieved positive EBITDA within six months of operation. We opened 30 de novo branches in 2000 and 64 de novo branches in 2001. Our de novo branches generated average revenues of $1.1 million in the first year of operation, while our branches open prior to 2000 generated average revenues of over $4 million. Due to our ability to leverage the fixed costs within our branches and our corporate overhead, our EBITDA has increased substantially from $7.1 million in 1999 to $32.4 million in 2001, and our EBITDA margin increased from 7.4% to 9.6% during the same period.

    We believe the flexibility of our service offerings provides substantial value to our clients and professionals. We provide our clients with significant assistance in managing their profitability by giving them the highest degree of control in managing their labor costs without sacrificing clinical expertise. In addition, working on a per diem basis allows our healthcare professionals substantial flexibility in balancing their careers with their lifestyle objectives.

    We were formed as a Delaware corporation in 1998. Our predecessor corporation, Southeast Staffing Partners, Inc., a Florida corporation, was founded in June 1997. In October 2001, we consummated a recapitalization. See "Certain Transactions--Recapitalization."

INDUSTRY OVERVIEW

    Since the mid 1990s, changes in the healthcare industry have prompted a shift in staffing models that has led to an increased usage of temporary staffing at hospitals and other healthcare facilities. The number of professionals choosing temporary healthcare as a short-term or long-term career option has also grown alongside increased demand for temporary healthcare professionals.

    According to THE STAFFING INDUSTRY REPORT, the temporary medical staffing industry generated $7.2 billion in revenues in 2000 and was expected to grow to an $8.7 billion industry in 2001, representing a growth rate of 21%. Nurse staffing represented over 70%, or $5.3 billion, of 2000 revenues in the temporary medical staffing industry and the balance was generated by the staffing of allied professionals (radiology and diagnostic imaging specialists, clinical laboratory technicians and pharmacists), physicians and med-financial professionals (finance, accounting and administrative personnel for medical back offices). The temporary nurse staffing market has two major components: per diem nursing and travel nursing.


    In 2000, per diem nurse staffing was the largest sector of the temporary medical staffing industry, representing $4.1 billion in revenues, or 57% of the temporary medical staffing industry. The per diem industry provides healthcare professionals for assignments of a single shift to 13 weeks, and is used to meet local labor shortages and openings due to holidays, vacations, illness and staff turnover, as well as daily and seasonal fluctuations in hospital volume. The per diem market operates with many local operators and is highly fragmented. In 2000, the top nine per diem staffing companies generated 26% of the market's revenues. The per diem staffing model requires a local presence in every market served because these short-term staffing needs are typically filled on a local basis, and are dependant on the relationship that exists between branch offices, professionals and the healthcare facility. In 2001, approximately 75% of our revenues were derived from per diem nurse staffing.

    The travel nurse market represented approximately 17%, or $1.2 billion, of the total industry revenues in 2000. Healthcare facilities hire travel nurses on a contract, fixed-term basis to meet seasonal fluctuations in hospital census levels for time periods ranging from several weeks to one year, but are typically 13 weeks long. Travel nurse companies coordinate travel and housing arrangements for their professionals who typically relocate to the area in which they are placed. The travel staffing model utilizes a centralized approach to serving its clients. Staffing for allied, med-financial professionals and physicians accounted for 26% of the temporary medical staffing industry, or $1.9 billion in 2000 revenues. Allied staffing consists of highly specialized radiology and diagnostic imaging specialties, clinical laboratory specialties and pharmacists. These professionals are staffed on both a per diem and travel basis.

TEMPORARY HEALTHCARE STAFFING INDUSTRY GROWTH DRIVERS

    Significant changes in the healthcare industry in recent years have led healthcare professionals and healthcare facilities alike to subscribe to the temporary staffing model. Hospitals and other healthcare facilities face a variety of challenges in maintaining appropriate staffing to provide quality patient care while controlling costs. We believe that the following factors will continue to drive the growth of the temporary healthcare staffing industry:

    - INCREASED UTILIZATION OF HEALTHCARE SERVICES. The Centers for Medicare and Medicaid Services project healthcare expenditures will approximately double over the next decade, rising from $1.3 trillion to $2.6 trillion. This rapid, projected increase in healthcare expenditures is primarily due to higher patient census levels resulting from aging of baby boomers and a projected increase in the utilization of higher acuity treatments. This increase in patient census levels as well as the advent of new technologies have increased staffing requirements for nurses and allied professionals.


    - INTENSIFYING SHORTAGE OF NURSES INCREASES NEED FOR MEDICAL STAFFING SERVICES. The nursing population has contracted significantly due to a number of factors. Fewer individuals have chosen to become nurses, as reflected in the decline in enrollment in baccalaureate nursing programs, which is down 24% from 1996 through 1999. The average age of those nurses who remain in the current nursing population has increased from
      40.3 years in 1980 to 45.2 in 2000. A report by the General Accounting Office for the Ways and Means Committee projects that by 2010,

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      approximately 40% of the nurse workforce will likely be older than
      50 years of age. To compound the shortage, many registered nurses have chosen less demanding positions in other industries or have decided to care for lower acuity patients. The 2001 American Health Care Association Vacancy and Turnover Survey found national vacancy rates in nursing facilities for registered nurses to average 18.4%. According to a study published in The Journal of the American Medical Association, the size of the nurse workforce is expected to fall nearly 20% below requirements by 2020. This contraction has contributed to the shortage of nurses, which has required providers to increase their utilization of temporary medical services to meet their needs.


    - WORKING ON A PER DIEM BASIS APPEALS TO NURSES. We believe the primary reasons qualified nurses choose to work in settings outside of the acute care area are that they are dissatisfied with their compensation levels and working conditions. Working on a per diem basis provides a nurse with improved compensation levels and alternatives regarding work schedules and working conditions. This flexibility to accommodate various lifestyle choices and financial incentive increases the appeal of per diem positions to nurses. By offering non-practicing nurses an alternative to a full-time position, per diem staffing companies draw nurses back into the workforce who are either not practicing in high-acuity settings or who have left the workforce.

    - COST CONTAINMENT PRESSURES DRIVE PROVIDERS TO VARIABLE STAFFING MODELS. As healthcare providers have faced reductions in reimbursement rates and other cost containment pressures from payors, they have increasingly relied on temporary medical staffing as a means to improve their profitability. Temporary medical staffing allows healthcare facilities to match staffing levels with fluctuating patient census levels. Using temporary medical staffing to contain costs is particularly important for healthcare facilities, as labor accounts for the largest portion of their cost structure.

    - INCREASED STAFFING REQUIRED DUE TO NEW LEGISLATION. As of June 2001, legislation was introduced in fifteen states to address nursing shortage issues, such as mandating minimum nurse to patient ratios, and legislation limiting the amount of mandatory overtime a nurse may be required to work was introduced in ten states. In addition, the Family and Medical Leave Act grants nurses and other employees twelve weeks of leave to care for a new child or sick parent, which reduces the number of available nurses. Healthcare facilities are increasingly turning to temporary medical staffing in order to meet the staffing requirements created by these mandates.

OUR GROWTH STRATEGY

    We seek to continue our rapid growth by pursuing the following strategies:

    FURTHER EXPAND OUR LEADERSHIP POSITION IN THE PER DIEM MEDICAL STAFFING INDUSTRY. We intend to maintain and grow our leadership position in the per diem medical staffing industry. This sector represents the largest part of the temporary medical staffing industry. We believe the per diem model will continue to grow rapidly as medical professionals seek desirable assignments, attractive compensation and lifestyle advantages associated with the per diem model. We constantly seek ways to improve upon the manner in which we meet the needs of our clients and professionals. By continuing to offer our clients and professionals highly attractive solutions and alternatives, we believe we can maintain and expand our leadership position. Moreover, we believe we are a leader in implementing clinical standards through our efforts in establishing a standards board for the temporary staffing industry and are a known advocate of healthcare professionals.

    DRIVE SAME-STORE REVENUE GROWTH. Our revenue growth from 2000 to 2001 for branches that have been opened for more than two years was 26.9%. We intend to foster continued same-store revenue growth by using our nationally recognized brand name, competitive benefits package and leadership in providing temporary medical staffing to increase the number of professionals we recruit and staff. A

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substantial number of our recruits are referred to us by our current professionals, which is a practice we also intend to encourage. We also intend to increase the number of healthcare facilities with which we work and improve our staffing penetration at those facilities by actively marketing our services and cross-selling our product offerings.


    CONTINUE OUR DE NOVO DEVELOPMENT PROGRAM. A key element of our growth strategy involves the implementation of our de novo branch development program. We have refined this program by opening 100 new locations since our inception, including 64 new branches opened in 2001. Our de novo development program is implemented by our dedicated de novo team which uses a specialized set of criteria to identify attractive potential markets, focusing initially on identifying management for the branch. Following the pre-opening procedures, the de novo team establishes a physical presence and capitalizes on the Medical Staffing Network brand name by launching marketing and recruiting campaigns. The team continues to oversee the branch until it has stabilized. Due to the expertise of our de novo management team, our de novo branches typically achieved positive EBITDA within six months of operation. We expect a significant portion of our growth to be driven by the maturation of the 64 de novo branches opened in 2001, which averaged sales of $390,000, compared to our branches open prior to 2000, which averaged sales of over $4 million. Decisions regarding the implementation of our de novo program are made by our management team based on our business plan, which is approved annually by our board of directors.



    EXPAND OUR SERVICE OFFERINGS TO OUR HEALTHCARE CLIENTS. We will actively continue to increase our service offerings to our clients. We will continue to leverage our local infrastructure and relationships with healthcare facilities to promote cross-selling opportunities. We believe we have become a leading provider of allied health staffing since entering this market in 1998, as measured by revenues. A major means of expanding our offerings involves our internally developed "Branch-in-Branch" program which places sales and recruiting personnel dedicated to staffing allied and other non-nurse professionals within our established per diem branches. This program improves the utilization of our installed infrastructure and enables us to be responsive to more of our clients' staffing needs by expanding into new product lines.



    PURSUE SELECTIVE ACQUISITIONS. Since our inception, we have completed 18 acquisitions. We have significant experience in evaluating acquisition candidates and adhere to highly selective criteria. We have been highly successful at integrating our acquisitions on to our standard operating platform in a short period of time after closing. We intend to continue to use acquisitions to expand our U.S. presence and to add complementary service offerings. We are often able to generate significant improvement in branch profitability and revenue growth after an acquisition due to operating efficiencies, the ability to cross-sell services and enhancements related to our brand-name and relationships. We have historically required sellers to enter into non-compete agreements for a period of five years, with a geographic scope ranging from the jurisdiction in which the former business was conducted to every location in which we operate. However, we do not have any commitments or agreements for any material acquisitions. Decisions regarding whether to pursue specific acquisitions are made by our board of directors in consultation with our management team. In addition, acquisitions by any of our subsidiaries for which the aggregate consideration exceeds $10 million, or the pro forma effect of which would constitute a default or event of default under our senior credit facility, require the consent of our lenders in accordance with the credit agreement relating to our senior credit facility.


BUSINESS OVERVIEW


    We provide hospitals and other healthcare facilities with a wide range of staffing services including per diem nurses, allied professionals, travel nurses, and physicians. While we have a national presence, we operate on a local basis through an integrated network, which consisted of 136 per diem branches in 43 states as of December 30, 2001, so that we may develop significant relationships with our clients and healthcare professionals and provide the highest level of service. We currently provide services to over 7,000 healthcare facilities that pay us directly for the services we provide.


SERVICES PROVIDED

    PER DIEM NURSING. The per diem nurse staffing portion of our business provides nurses for assignments with durations ranging from a single shift to a 13-week assignment and represented approximately 75% of our fiscal year 2001 revenues. We offer our clients all major classifications of nurses, including Registered Nurses and Licensed Practical Nurses, across all specialties such as pediatric, geriatric, intensive care unit and cardiovascular. We provide per diem personnel to a variety of healthcare facilities including acute care hospitals, nursing homes, clinics and surgical and ambulatory care centers. We serve both for-profit and not-for-profit organizations that range in scope from one facility to national chains with over 100 facilities. We currently provide per diem nurse staffing to over 7,000 healthcare facilities.

    ALLIED STAFFING. Our allied staffing division, which represented approximately 16% of our 2001 revenues, specializes in providing allied professionals to hospitals, nursing homes, clinics and surgical and ambulatory care centers, both on a per diem and a travel basis. We believe our allied healthcare business to be among the largest in the country as measured by revenues. Allied specialties that we staff include diagnostic imaging and radiology technicians, clinical laboratory technicians and pharmacists. We currently provide allied staffing to over 400 healthcare facilities.

    TRAVEL NURSING. Comprising approximately 8% of our 2001 revenues, our travel nursing operations provide nurses and surgical technicians to hospitals across the country for assignments lasting over thirteen weeks. We have provided travel nursing services to over 1,000 healthcare facilities.

    PHYSICIANS. Accounting for approximately 1% of our 2001 revenues, our physician staffing business specializes in placing board certified radiologists, anesthesiologists and psychiatrists on temporary to permanent assignments.

NATIONAL BRANCH NETWORK


    We currently operate an integrated network, which consisted of 136 per diem branches located in 43 states as of December 30, 2001. Our branches are organized into several geographic regions, each of which is coordinated by a regional director. These branches serve as our direct contact with our healthcare professionals and clients and are active in recruiting, scheduling and sales and marketing. Each branch is responsible for covering a specific local geographic region. Our typical branch is staffed with four or five professionals who are responsible for the day-to-day operations of the business. These professionals include a branch manager, two to three staffing coordinators, and a payroll administrator.


    - BRANCH MANAGER. The branch manager is responsible for developing local client relations, negotiating contracts with healthcare facilities and setting prices. Our branch managers typically have significant industry experience.

    - STAFFING COORDINATORS. Each staffing coordinator is responsible for managing a portfolio of temporary personnel. The primary responsibility of staffing coordinators is to interface with our client facilities and our pool of available per diem personnel. To provide support to our clients
      24 hours a day, 365 days per year, each per diem branch has an on-call/after-hours coordinator who handles all after hours business.


    - PAYROLL ADMINISTRATOR. Each office has a payroll administrator responsible for maintaining the billing and payment records. The payroll administrator processes time sheets collected from temporary personnel into MSN HealthWorks, our software. Using these inputs, MSN HealthWorks generates the payroll and creates client invoices.


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
    The cost structure of our typical branch is primarily fixed, consisting of limited personnel, office space rent, information systems infrastructure and supplies. We have been able to develop a highly efficient branch management model that is easily scaleable to meet increasing demand.

RECRUITMENT AND RETENTION


    Our ability to recruit and retain a pool of talented, motivated and highly credentialed healthcare professionals is critical to our success. Our active pool of professionals has grown 89% compounded annually from 7,000 in 1999 to 25,000 in 2001, with a significant number of new recruits generated via word-of-mouth. Over 80% of our senior management have nursing or other clinical backgrounds. We believe this depth of clinical experience helps us understand the needs of clinical personnel and has enhanced our reputation in the industry as an advocate for nurses and other healthcare professionals, improving our ability to recruit such personnel. In addition, we offer competitive benefits packages that differentiate us from the smaller, local per diem staffing companies with which we compete, and which are typically unable to offer the package of services and benefits that we offer. We believe our competitive advantages in recruiting skilled personnel include the ability to offer the following opportunities to our personnel:


    - FLEXIBLE STAFFING ASSIGNMENTS. We provide our professionals with the flexibility to tailor their staffing schedules to accommodate lifestyle choices. There are many reasons why qualified nurses choose to work on a per diem basis, but most are motivated by the ability to balance their profession with their other responsibilities and interests. Our professionals are able to choose not only when they work but also where they work. Our scheduling systems are designed to place our professionals in facilities and shifts where they have had a productive and positive experience with our clients.

    - COMPETITIVE BENEFITS PACKAGE. We believe that we were the first per diem healthcare staffing company to offer a comprehensive benefit program for qualified per diem staff. Our program includes a matching 401(k) plan, paid vacation time and access to group discounted benefits such as major health, dental, life, disability, and general liability insurances for professionals who work for us for a certain number of hours a month for more than six months.

    - CHOICE OF PAY FREQUENCY--INCLUDING DAILY. Our ability to offer pay as frequently as daily provides our professionals with another key element of flexibility. Rather than waiting for the end of a traditional weekly or biweekly pay period, our professionals can be paid immediately after completing their shifts. This allows our branch staff to maintain an active dialogue with our professionals regarding future assignments. This consistent interaction fosters unique relationships that distinguish us from our competition.

    - LEADING CONTINUING EDUCATIONAL PROGRAMS. We also offer continuing education courses as a means to improve our pool of nurses as well as to maintain proper compliance. We have a unique relationship with Florida Atlantic University's College of Nursing. The College of Nursing faculty develop continuing education courses that we offer online through our website. Our nurses can obtain continuing education units (CEUs) that many states require to demonstrate updates on changing technology and clinical practices. Our courses are fully accredited by the American Nurses Credentialing Center of Excellence and the Florida Board of Nursing.


    We have several proven channels of recruiting healthcare professionals that consistently augment our pool of healthcare professionals at low marginal cost. In 2001, we spent approximately 1.5% of our revenues on recruitment activities. Our recruiting activities include print advertisements in local newspapers and in trade journals, mailings, internet listings and solicitations at trade conventions.


QUALITY MANAGEMENT

    We have developed a substantial clinical quality improvement program to uphold our high standards in recruiting healthcare professionals. Our two-step internal process ensures that all of our

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
temporary professionals have the proper credentials, skills and experience for their assignments. We have found that our adherence to our high quality management standards is an integral component of satisfying both our clients and our professionals with our placements. Our two-step process for quality management includes the following:

    PRE-EMPLOYMENT QUALIFICATIONS. All of our per diem healthcare professionals undergo a rigorous screening process which includes requirements such as a minimum of one year of related work experience and the successful completion of written tests specific to the area of specialty. Each applicant is then interviewed in person by a local branch manager. This sets us apart from our competitors who often do not conduct face-to-face interviews. We also check prior work references, confirm the validity of the applicants' professional license(s) and screen the applicant for any criminal activity and drug abuse. All of these standards comply with or exceed those required by OSHA (Occupational Safety & Health Administration) and JCAHO (Joint Commission on Accreditation of Healthcare Organizations).


    PLACEMENT AND ONGOING MONITORING. Once we have hired a healthcare professional, we enter all of the professional's data into our database, which tracks any "renewal dates" with respect to licenses and continuing education requirements. Our database also matches our clients' needs with our available pool of professionals. We strive to place our professionals in facilities where they have previously worked in order to enhance the continuity of our services to our clients. If this is not possible, we provide our professionals with pre-staffing orientation to the facility. By taking these steps, we ensure that the healthcare professional is comfortable with the facility's physical layout, permanent staff and clinical protocols. We also continually monitor the performance of our professionals through evaluations and client feedback, among other things. In addition, our database allows remote access (via the Internet) by our clients, providing them the ability to view the credentials of the professionals being staffed at their facilities.


SALES AND MARKETING

    We have developed a three-pronged approach to our sales and marketing activities in order to address the different levels of decision makers at our client's facilities:

    Our first level of business development and relationship management is with the purchasing manager, administrator(s) or chief nursing officer at a group of facilities we service. Commonly-owned hospitals, nursing home chains and healthcare group alliances often purchase temporary staffing services for multiple facilities under a single contract and a single person typically manages the selection process. A senior member of our staff, the regional director and, in certain circumstances, the Executive Vice President of Nurse Per Diem Operations, handles the negotiation of contractual terms and pricing with such groups of facilities.

    Our second level of business development and relationship management is with the director of nursing or a nurse/allied department manager who reviews our services from a clinical competency and quality hiring standards perspective. Our regional director and local branch manager establish, build and maintain relationships at this level.

    Our third level of relationship management is with the facility staffing coordinators and the after-hours and weekend supervisors who are the actual users of the services. Our branch manager, and local staffing coordinators regularly contact these buyers to coordinate the daily staffing and scheduling of personnel.

INFORMATION SYSTEMS


    Our information system for our per diem staffing operation, for which we hold an exclusive twenty-five year license and which we refer to as MSN HealthWorks, is customized to our recruiting, regulatory credentialing, scheduling and billing needs. Not only is the database used as a management tool, but it is also used by our staffing coordinators in each branch to quickly respond to client


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

questions and requests. MSN HealthWorks' applications and its supporting infrastructure house and organize all of our client and employee information. Electronic files are maintained on our client facilities, detailing historical and prospective requests for staffing. These files also contain facility-specific procedures and protocols so that we can ensure our healthcare professionals integrate quickly. Each employee's electronic file contains the employee's credentials, test scores, employment record and availability. This data enables our branch-office staff to automatically match open requests with qualified candidates.


    MSN HealthWorks also monitors billing records using timecards to generate invoices for our clients and paycheck information for our employees. MSN HealthWorks operates as a single entry system, meaning that the initial shift confirmation entry enables our payroll to be generated at the branch level on a daily basis and the invoicing to be generated at our corporate office. This system enables us not only to monitor costs and compliance, but also to ensure that we respond to client requests as quickly as possible. We typically fill a client staffing request in less than 15 minutes.

    We have adapted our MSN HealthWorks platform to provide our clients with functionality for budgeting and access to nurse and employee credentials via an internet connection.

COMPETITION

    The temporary medical staffing industry is highly competitive. We compete with both national firms and local and regional firms. We compete with these firms to attract nurses and other healthcare professionals as temporary healthcare professionals and to attract hospital and healthcare facility clients. We compete for temporary healthcare professionals on the basis of the quantity, diversity and quality of assignments available, compensation packages, and the benefits that we provide to temporary healthcare professionals while they are on an assignment. We compete for hospital and healthcare facility clients on the basis of the quality of our temporary healthcare professionals, the timely availability of our professionals with the requisite skills, quality and scope, price and geographic reach of our services.

    The per diem market functions with many local operators and is highly fragmented. The per diem staffing model requires a local presence in every market served since an important relationship exists between the local branch and the healthcare facility. We believe, however, that larger, nationally established firms enjoy distinct competitive advantages over smaller, local and regional competitors in the healthcare staffing industry. Continuing nursing shortages and factors driving the demand for nurses over the past several years have made it increasingly difficult for hospitals to meet their staffing needs. More established firms have a critical mass of available nursing candidates, substantial word-of-mouth referral networks and established brand names, enabling them to attract a consistent flow of new applicants. Larger firms can also more easily provide payroll services billing, which is cash flow intensive, to healthcare providers. As a result, sizable and established firms such as ours have had a significant advantage over small participants.

    Some of our large competitors in the temporary medical staffing industry include AMN Healthcare Services, Inc., Cross Country, Inc. and RehabCare Group, Inc. In total, there are over 6,000 companies in the temporary medical staffing industry.


    An application to register our service mark is currently pending with the Patent and Trademark Office. The application was approved and published for opposition in February 2002.



LIABILITY INSURANCE



    We currently maintain a professional liability insurance policy, which we believe is sufficient for the risks associated with our business. Medical malpractice claims against us relating to our healthcare professionals are defended by our insurance carrier. We have indemnity agreements with approximately 20% of our clients which state that we will defend, indemnify and hold harmless those clients against any act of omission or willful or reckless acts, including negligence and misconduct. A majority of such agreements are reciprocal.


GOVERNMENT REGULATION


    The healthcare industry is subject to extensive and complex federal and state laws and regulations relating to professional licensure, conduct of operations, payment for services and payment for referrals. The extensive and complex laws that apply to our hospital and healthcare facility clients, including laws related to Medicare, Medicaid and other federal and state healthcare programs, could indirectly affect the demand or the prices paid for our services. For example, our hospital and healthcare facility clients could suffer civil and/or criminal penalties and/or be excluded from participating in Medicare, Medicaid and other healthcare programs if they fail to comply with the laws and regulations applicable to their businesses.



    Our business, however, is not directly impacted by or subject to the laws and regulations that generally govern the healthcare industry because we provide services on a contract basis and are paid directly by our hospital and other healthcare facility clients.



    Some states require state licensure for businesses that employ and/or assign healthcare personnel to provide healthcare services on-site at hospitals and other healthcare facilities. We hold a Nursing Pool License in those states in which we do business that require such licenses, including Florida, Illinois, Kentucky, Maine, Maryland, Massachusetts, Minnesota, North Carolina, Rhode Island and Washington.


    Most of our temporary healthcare professionals are required to be individually licensed or certified under applicable state laws. We take reasonable steps to ensure that our professionals possess all necessary licenses and certifications in all material respects.

EMPLOYEES

    As of December 30, 2001, we employed 876 people in the following areas: 788 in branch staff, 67 in corporate office staff and 21 in regional and de novo operations staff. In addition, during 2001 we employed over 25,000 temporary healthcare professionals. We do not have any organized labor unions. We believe we have excellent relationships with our employees.


    Generally, our allied health professionals, per diem nurses and travel nurses are our employees. Our physicians, certified registered nurse anesthetists and anesthesiologists, however, are independent contractors. We have not entered into any employment agreements with any of our healthcare professionals.


FACILITIES


    Our U.S. corporate headquarters is located in Boca Raton, Florida with an aggregate of 20,000 square feet. We operate on a national basis with a presence in 43 states and 141 locations as of December 30, 2001, including 136 branches dedicated primarily to providing per diem nurse staffing. The facilities at our headquarters and at each of our locations are leased. The lease to our headquarters expires in 2007. We believe that our properties are adequate for our current needs. In addition, we believe that adequate space can be obtained to meet our foreseeable business needs. With the exception of our corporate headquarters, we have no material operating leases.



LEGAL PROCEEDINGS



    From time to time, we are subject to lawsuits and claims which arise out of our operations in the normal course of business. We are plaintiffs or defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. We believe that the disposition of claims currently pending will not have a material adverse effect on our financial position or results of operations.


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
                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Set forth below is certain information concerning our executive officers and directors, including their age, as of December 30, 2001.

NAME                                     AGE                          POSITION
----                                   --------   ------------------------------------------------
Robert J. Adamson....................     43      President, Chief Executive Officer and Director

Kevin S. Little......................     31      Chief Financial Officer, Secretary and Treasurer

Patricia G. Donohoe, RN..............     49      Executive Vice President of Business Development

Linda Duval, RN......................     59      Executive Vice President of Nurse Per Diem
                                                  Operations

Jeffrey P. Jacobsen, NMT.............     47      Executive Vice President of Allied Staffing
                                                  Operations

Scott F. Hilinski....................     33      Director

Joel Ackerman........................     36      Director

David J. Wenstrup....................     37      Director


    ROBERT J. ADAMSON has served as our President, CEO and a director since our inception in March 1998. Prior to co-founding our company, he served for 15 months as Chief Operating Officer and Chief Financial Officer of TravelPro USA, a privately held consumer products company. Prior to joining TravelPro, Mr. Adamson was the President of StarMed Staffing, L.P., then a wholly owned subsidiary of Medical Resources, Inc. Mr. Adamson also served as the Co-President and Chief Financial Officer of Medical Resources. Prior to his work at StarMed, Mr. Adamson was employed in various financial executive positions for eight years in the computer industry.



    KEVIN S. LITTLE has served as our Chief Financial Officer, Secretary and Treasurer since our inception in March of 1998. Prior to co-founding our company, Mr. Little was a founder, Co-President and Chief Financial Officer of TBM Staffing, Inc. and President of the company's predecessor, Southeast Staffing Partners, Inc., healthcare staffing services companies established in 1997. Prior to TBM Staffing and Southeast Staffing Partners, Inc., he was Corporate Controller for Medical Resources, Inc. Before his work at Medical Resources, Inc., Mr. Little was employed at Ernst & Young, LLP.



    PATRICIA G. DONOHOE, RN, has served as our Executive Vice President of Business Development since December 2001, and as Chief Operations Officer from March 1998 to December 2001. Prior to co-founding our company, she was a founder and Co-President of TBM Staffing, Inc. Prior to co-founding TBM, she was Regional Director of StarMed Staffing, L.P.


    LINDA DUVAL, RN, joined us in August 1999 as Executive Vice President of Nurse Per Diem Operations. Formerly, Ms. Duval managed Pediatric Services of America's operations and acquisition departments. Ms. Duval was a co-founder of Premier Staffing which was acquired by Pediatric Services of America. Prior to co-founding Premier, Ms. Duval was employed for nineteen years in senior management positions with Olsten Corporation, a staffing company.

    JEFFREY P. JACOBSEN, NMT, joined us in November 1999 through the acquisition of MTS Staffing Resource, Inc. Mr. Jacobsen has been Executive Vice President of Allied Staffing Operations since November 2001. Prior to November 2001,
Mr. Jacobsen was Vice President of Allied Staffing Operations. Mr. Jacobsen managed the operations and sales team of MTS Staffing Resource, Inc. since
May 1989. Prior to joining MTS Staffing Resource, Inc., Mr. Jacobsen served as the Manager of the Nuclear Medicine and Radiology Department at West Suburban Hospital Medical Center.

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
    SCOTT HILINSKI became a director in June 1998. He has been a Managing Director of Nautic Partners, LLC, formerly known as Navis Partners, LLC, since June 2000. Prior to Nautic Partners, Mr. Hilinski was a Vice President for Fleet Equity Partners, a private equity firm. Mr. Hilinski is also a director of CompBenefits Corp., a dental and vision plan administrator, Great Smokies Diagnostic Laboratory, Inc., a specialized diagnostic laboratory, and Provider HealthNet Services, Inc., specializing in information technology outsourcing.

    JOEL ACKERMAN became a director in October 2001 in connection with the closing of our recapitalization. Mr. Ackerman is a general partner of Warburg Pincus & Co. and a managing director of Warburg Pincus LLC where he has been employed since 1993. He is also a director of Coventry Health Care Inc., a managed healthcare company, Sonus Corp., which owns and operates hearing care centers, ChartOne, Inc., an outsource provider of document and information services to medical records departments of hospitals and physician facilities, and Centennial HealthCare Corporation, an operator of skilled nursing facilities.

    DAVID J. WENSTRUP became a director in October 2001 in connection with the closing of our recapitalization. Mr. Wenstrup is a general partner of Warburg Pincus & Co. and a managing director of Warburg Pincus LLC, where he has been employed since 1997. Prior to 1997, Mr. Wenstrup was with the Boston Consulting Group. Mr. Wenstrup is also a director of Sonus Corp., Workscape Inc., a web-based human resources company, and Centennial HealthCare Corporation.

TERM OF EXECUTIVE OFFICERS AND DIRECTORS

    Upon the closing of this offering, the Board of Directors will be divided into three classes to be designated as Class I, Class II and Class III, each class consisting, as nearly as possible, of one-third of the total number of directors constituting the Board of Directors. The sole Class I director is Joel Ackerman, the sole Class II director is Scott Hilinski and the Class III directors are Robert J. Adamson and David J. Wenstrup. The term of the Class I director will terminate on the date of the 2002 annual meeting of our stockholders; the term of the Class II director will terminate on the date of the 2003 annual meeting of our stockholders; and the term of the Class III directors will terminate on the date of the 2004 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at that meeting will be elected for three year terms. Executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

BOARD COMPOSITION

    According to our stockholders agreement, Warburg Pincus has the right to designate two persons to our board of directors upon the completion of the offering. Currently, Warburg Pincus has designated David J. Wenstrup and Joel Ackerman as its representatives under this agreement. See "Certain Transactions" for more information about our stockholders agreement, in particular what rights certain of our current stockholders will have under this agreement once the offering is completed. Mr. Wenstrup and Mr. Ackerman are currently managing directors of Warburg Pincus LLC and are partners of Warburg Pincus & Co., which are affiliates of Warburg Pincus Private Equity VIII, L.P., our principal stockholder.

DIRECTOR COMPENSATION

    We do not compensate our directors for serving on the board. We do reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending our board meetings.

BOARD COMMITTEES


    The board of directors plans to establish an audit committee and a compensation committee. In connection with our application for the listing of our common stock on the New York Stock Exchange, we intend to appoint two additional directors within 60 days after the offering, and one additional director within one year after the offering, who will not be our employees or affiliated with management.


    The audit committee will provide assistance to the board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices, and will review the annual financial statements, the selection and work of our independent auditors, the scope of the annual audits, the fees to be paid to the auditors and the adequacy of internal controls for compliance with corporate policies and directives.

    The compensation committee will review general programs of compensation and benefits for all employees and makes recommendations to our board of directors concerning executive officer and director compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of our executive officers serve as members of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

    The following table sets forth summary information concerning the compensation awarded to or earned by our Chief Executive Officer and by each of our four other most highly compensated executive officers (the "named executive officers") who earned in excess of $100,000 in cash compensation during the year ended December 30, 2001.

                           SUMMARY COMPENSATION TABLE


                                                                                                 LONG-TERM COMPENSATION
                                                          ANNUAL COMPENSATION                   -------------------------
                                          ---------------------------------------------------    RESTRICTED    SECURITIES
                                                                               OTHER ANNUAL        STOCK       UNDERLYING
NAME AND PRINCIPAL POSITION                 YEAR      SALARY      BONUS      COMPENSATION (3)   AWARD(S) (4)    OPTIONS
---------------------------               --------   --------   ----------   ----------------   ------------   ----------
Robert J. Adamson ......................    2001     $400,000   $1,567,081       $859,021              --       259,361
  PRESIDENT AND CHIEF EXECUTIVE OFFICER     2000      325,000      265,993       $  1,419         730,000            --
                                            1999      250,000      109,800             --         245,000            --

Kevin S. Little ........................    2001     $175,000   $  802,930       $330,827              --        74,103
  CHIEF FINANCIAL OFFICER                   2000      165,000      132,967       $  1,419         272,500            --
                                            1999      150,000       54,900             --         100,000            --

Patricia G. Donohoe, RN ................    2001     $175,000   $  609,041       $330,827              --            --
  EXECUTIVE VICE PRESIDENT OF BUSINESS      2000      165,000      132,967       $  1,419         272,500            --
  DEVELOPMENT                               1999      150,000       54,900             --         100,000            --

Linda Duval, RN ........................    2001     $155,000   $  264,979       $  5,250              --        40,936
  EXECUTIVE VICE PRESIDENT OF NURSE PER     2000      145,000      129,084       $  1,419              --         8,375
  DIEM OPERATIONS                           1999       53,900(1)     20,000            --              --            --

Jeffrey P. Jacobsen, NMT ...............    2001     $140,000   $  175,000       $  9,450              --        25,936
  EXECUTIVE VICE PRESIDENT OF ALLIED        2000      125,000       90,000       $  9,450              --            --
  STAFFING OPERATIONS                       1999       95,000(2)    275,000            --              --            --


------------------------------


(1) Ms. Duval was hired by the company in August 1999. The salary disclosed represents the amount paid to Ms. Duval by the company in 1999.

(2) Mr. Jacobsen was hired by the company in November 1999 in connection with the acquisition of MTS Staffing Resource, Inc. The salary disclosed represents the amount paid to Mr. Jacobsen by both MTS Staffing
    Resource, Inc. and the company for 1999.


(3) Represents bonuses paid to Messrs. Adamson, Little and Albert, and Ms. Donohoe in the amount of the interest accrued on loans made by us to such persons relating to their purchase of restricted stock from us, plus an amount necessary for such persons to pay taxes due with respect to such bonuses.



(4) Restricted stock awards were purchased by the named executive officers in consideration for a note secured by the underlying shares.


OPTION/SAR GRANTS IN LAST FISCAL YEAR

    The following table sets forth certain information concerning stock options granted during fiscal year 2001 to each of our named executive officers who received grants in 2001.

                                                         INDIVIDUAL GRANTS
                                     ---------------------------------------------------------    POTENTIAL REALIZABLE
                                                     PERCENT OF TOTAL                               VALUE AT ASSUMED
                                       NUMBER OF       OPTIONS/SARS                               ANNUAL RATES OF STOCK
                                      SECURITIES        GRANTED TO                               PRICE APPRECIATION FOR
                                      UNDERLYING       EMPLOYEES IN     EXERCISE                     OPTION TERM (1)
                                     OPTIONS/SARS      FISCAL YEAR      PRICE PER   EXPIRATION   -----------------------
                                        GRANTED            2001           SHARE        DATE          5%          10%
                                     -------------   ----------------   ---------   ----------   ----------   ----------
Robert J. Adamson..................     259,361             37.8%        $18.60      11/2011     $3,033,860   $7,688,396

Kevin S. Little....................      74,103             10.8%        $18.60      11/2011     $  866,815   $2,196,680

Linda Duval, RN....................      15,000              2.2%        $ 6.75       1/2011     $   63,676   $  161,366
                                         25,936              3.8%        $18.60      11/2011     $  303,385   $  768,837

Jeffrey P. Jacobsen, NMT...........      25,936              3.8%        $18.60      11/2011     $  303,385   $  768,837

------------------------------

(1) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission, and do not represent our estimate or projection of the future stock price.

FISCAL YEAR-END OPTION VALUES

    None of our named executive officers exercised any stock options in fiscal year 2001. The following table sets forth information concerning stock options held by our named executive officers as of December 30, 2001.

                                                  NUMBER OF SECURITIES        VALUE OF UNEXERCISED     VALUE OF UNEXERCISED
                                                 UNDERLYING UNEXERCISED           IN-THE-MONEY             IN-THE-MONEY
                                                     OPTIONS/SARS AT            OPTIONS/SARS AT          OPTIONS/SARS AT
                                                    DECEMBER 30, 2001        DECEMBER 30, 2001 (1)    DECEMBER 30, 2001 (1)
                                               ---------------------------   ----------------------   ----------------------
                                               EXERCISABLE   UNEXERCISABLE        EXERCISABLE             UNEXERCISABLE
                                               -----------   -------------   ----------------------   ----------------------
Robert J. Adamson............................         0         259,361
Kevin S. Little..............................         0          74,103
Patricia G. Donohoe, RN......................         0               0
Linda Duval, RN..............................     3,350          45,961
Jeffrey P. Jacobsen, NMT.....................         0          25,936

------------------------------

(1) There was no public trading market for our common stock on December 30, 2001. Accordingly, these values have been calculated in accordance with the rules of the SEC, on the basis of the assumed initial public offering price
    per share of $      minus the relevant exercise price.

                             EMPLOYMENT AGREEMENTS

    On August 20, 2001, we entered into amended and restated employment agreements with Robert J. Adamson, Kevin S. Little, Patricia G. Donohoe, and Linda Duval, amending and restating their original employment agreements, dated June 1, 1998, in the case of Mr. Adamson, Mr. Little and Ms. Donohoe, and dated January 15, 2001, in the case of Ms. Duval. Mr. Adamson serves as our Chief Executive Officer, Mr. Little serves as our Chief Financial Officer,
Ms. Donohoe serves as our Executive Vice President of Business Development, and Ms. Duval serves as our Executive Vice President of Per Diem Nurse Operations. Subject to earlier termination as described below, the employment terms for each of Mr. Adamson and Mr. Little expire on December 26, 2004, while the terms for Ms. Donohoe and Ms. Duval expire on October 26, 2004; provided that, unless we or Mr. Adamson, Mr. Little, Ms. Donohoe or Ms. Duval, as the case may be, gives written notice of non-renewal not later than ninety days prior to the end of the term (or any extension of the term), the term will be automatically extended by one additional year.

    The employment agreements provide annual base salaries as follows:

NAME OF EXECUTIVE                                            ANNUAL BASE SALARY
-----------------                                            ------------------
Robert J. Adamson..........................................       $400,000
Kevin S. Little............................................       $175,000
Patricia G. Donohoe........................................       $175,000
Linda Duval................................................       $155,000

    In addition, the employment agreements provide for participation in our bonus incentive pool on terms determined by our board of directors.

    Each of the above agreements contains the following additional provisions:

    Notwithstanding the employment term described above, the employee's employment will end on the earlier to occur of:

    - a termination of employee's employment due to the employee's death or disability, a termination by us with or without "cause," as defined below, and

    - a termination by the employee with or without "good reason," as defined below.

    For purposes of these employment agreements, "cause" means:

    - the employee's failure, neglect or refusal to perform his or her duties, which is not corrected by the employee within 10 business days of his or her receipt of written notice from us of such failure, neglect or refusal;

    - any willful or intentional act of the employee that has the effect of injuring our reputation or business in any material respect;

    - the employee's use of illegal drugs or repeated drunkenness on our property;

    - conviction of, or plea of guilty or no contest to, the commission of a felony by the employee;

    - the commission by the employee of an act of fraud or embezzlement against us; or

    - the employee's breach of any of the covenants provided in the applicable employment agreement restricting the release of confidential information, competition against us, solicitation of our employees, disparagement of us and ownership of proprietary information.

    For purposes of these employment agreements, "good reason" means any of the following, unless corrected by us within 30 days:

    - the substantial and material diminution in the employee's status, duties, or responsibilities then in effect;

    - without the employee's consent, the relocation of the employee's principal office location more than fifty (50) miles from its current location in Boca Raton, Florida;

    - any material breach by us of the applicable employment agreement; or

    - the failure of any of our successors to assume our obligations under the applicable employment agreement.

    In the event that the employee's employment terminates for any reason, the employee will receive all accrued but unpaid compensation through the date of such termination.

    In the event that the employee's employment is terminated by us without cause (other than by reason of death or disability), or the employee voluntarily resigns with good reason, in addition to the amounts described in the preceding paragraph, the employee will continue to receive his or her base salary for a period of twelve months following the date of such termination, and to the extent permissible under our health plans, continuation of health benefits during such period.

    If the employee's employment is terminated within twelve months following a "change in control," as defined below, in addition to the payments described in the preceding paragraph, the employee will receive a lump-sum payment equal to two times the sum of the employee's base salary and other compensation provided under the employment agreement. In addition, if at the time of such termination the employee holds any stock options or warrants, we will cash out those options or warrants based upon the spread between the fair market value of the underlying shares and the applicable exercise price, if any. With respect to restricted stock held by the employee, all forfeiture provisions shall be deemed fully met, the shares of restricted stock will be surrendered to us and the employee will receive in return the difference between (x) the fair market value of the shares of restricted stock and (y) the sum of the principal amount and accrued interest on the promissory note payable by the employee in respect of the restricted stock, if any.

    For purposes of these employment agreements, the term "change in control" means:

    - the acquisition by any third party of beneficial ownership of securities representing more than 50% of our voting securities entitled to vote generally in the election of directors, determined on a fully-diluted basis;

    - incumbent directors constituting a majority of our Board of Directors ceasing to constitute at least a majority of the Board of Directors, except that anyone becoming a director with the approval of at least a majority of the incumbent directors shall be considered to be an incumbent director; or

    - consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets, in each case, unless, following any such transaction, all or substantially all of the individuals or entities who were the beneficial owners of our voting securities immediately prior to such transaction beneficially own more than 50% of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such transaction.

    The term "change in control" does not include the merger of the subsidiary of Warburg Pincus with and into us in connection with our recapitalization in October 2001.

    In the event that

    - any amount or benefit paid or distributed to the employee pursuant to the employee's employment agreement, taken together with any amounts or benefits otherwise paid or distributed to the employee, are or become subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, or any similar tax that may hereafter be imposed, and

    - it would be economically advantageous to the employee to reduce such payments to avoid imposition of an excise tax,

the payments shall be reduced to an amount which maximizes the aggregate present value of such payments without causing such payments to be subject to any excise tax. This reduction will only be made if the net after-tax amount to be received by the employee after giving effect to the reduction will be greater than the net after-tax amount that would be received by the employee without the reduction.

    Following any termination of the employee's employment, the employee will remain subject to certain restrictive covenants, including noncompetition, nonsolicitation and noninterference restrictions for a period of up to three years.

    On November 1, 1999, we entered into an employment agreement with Mr. Jacobsen, who serves as our Executive Vice President of Allied Staffing Operations. Subject to earlier termination as described below, the employment term expires on October 31, 2002. Mr. Jacobsen receives an annual base salary of $155,000, and is eligible for participation in our incentive bonus pool provided certain performance targets are achieved.

    Notwithstanding the employment term described above, Mr. Jacobsen's employment will end on the earlier to occur of: (i) his death, (ii) upon his disability which results in non-performance of duties for more than thirty (30) days, (iii) upon thirty (30) days written notice by either party, or
(iv) immediately for "cause," as defined below.

    For purposes of Mr. Jacobsen's employment agreement, "cause," in the case of a Company-initiated termination is limited to the following events:

    - a breach of his confidential information and noncompete agreement;

    - violation of any of our written policies or our personnel manual, provided that he has ten (10) days to cure such violation, if curable;

    - his willful failure to comply with the laws of the United States, the State of Illinois, and all other governmental bodies having jurisdiction over him (other than his failure to observe traffic laws which do not involve the possible imposition of jail sentences);

    - acts of moral turpitude which may damage our reputation;

    - his failure, refusal or inability to perform his duties, provided that he has 10 days to cure such failure, refusal or inability to perform; or

    - an act of fraud, misappropriation or embezzlement.

    For purposes of Mr. Jacobsen's employment agreement, "cause," in the case of an employee-initiated termination, is limited to the following events:

    - our material breach of the employment agreement; or

    - our willful failure to comply with the laws of the United States, the State of Illinois, and all other governmental bodies having jurisdiction over us.

EMPLOYEE BENEFIT PLANS

2001 STOCK INCENTIVE PLAN

    Our 2001 Stock Incentive Plan reserves 741,030 shares of our common stock for grant of incentive (tax-qualified under Section 422 of the Internal Revenue
Code) and nonqualified stock options, and shares of restricted stock (stock which is subject to certain transferability restrictions) to our employees, directors and consultants. As of December 30, 2001, we have granted options
covering       shares at weighted exercise price equal to $      per share, and
      shares of restricted stock.

    The plan is administrated by our board of directors, or a committee designated by our board of directors; provided, that upon and after the time that we first become subject to Section 16(b) of the Exchange Act, each member of the administrative committee will, if practicable, be a "nonemployee director" within the meaning of the rules promulgated under Section 16(b) and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code. The administrative committee has the authority to:

    - select plan participants;

    - determine the nature and extent of the awards made to each plan participant;

    - determine whether awards will be paid in shares, options or cash, representing the fair market value of the shares granted;

    - determine when awards will be made to plan participants;

    - determine the duration of the period and vesting schedule for each award;

    - determine any payment conditions of the awards;

    - prescribe the form of agreements evidencing awards made under the plan;
      and

    - make all other decisions relating to the administration of the plan.

    Under the plan, the administrative committee also determines the exercise price at the time of grant; provided, that the exercise price for incentive stock options will not be less than 100% of the fair market value of a share on the date of grant. In addition, following the date that the exemption from the application of Section 162(m) of the Internal Revenue Code (or any other exemption having similar effect) ceases to apply to options, all options intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code will have an exercise price per share of no less than the fair market value of a share on the date of grant. If a plan participant who holds an incentive stock option also owns, or is deemed to own, more than 10% of the combined voting power of all of our classes of stock, the option period may not exceed five years and the exercise price of the option may not be less than 110% of the fair market value on the grant date. Except as described above, options under the plan are generally granted for a ten-year term, but may terminate earlier if the employment with us terminates before the end of the ten-year period.

AMENDED AND RESTATED STOCK OPTION PLAN


    Our Amended and Restated Stock Option Plan reserves 1,116,040 shares of our common stock for issuance of incentive (tax-qualified under Section 422 of the Internal Revenue Code) and nonqualified stock options to our employees and consultants. As of December 30, 2001, we have granted and outstanding options covering 662,376 shares at a weighted exercise price equal to $17.04 per share. Notwithstanding the number of shares reserved under the Amended and Restated Stock Option Plan, our Board of Directors, in its capacity as plan administrator, has frozen the plan such that no further options will be granted under this plan.

    The plan is administered by our board of directors, or a committee designated by our board of directors comprised of at least two members of our board of directors. The board of directors has the authority to:

    - select plan participants;

    - determine when awards will be made to plan participants;

    - determine the form and amounts of awards;

    - determine any limitations, restrictions and conditions applicable to each award;

    - prescribe, amend and rescind rules and regulations relating to the plan;
      and

    - make all other decisions relating to the administration of the plan.

    Under the plan, the board of directors also determines the exercise price at the time of the grant; provided, that the exercise price for incentive stock options will not be less than 100% of the fair market value of a share on the date of grant. If a plan participant who holds an incentive stock option also owns, or is deemed to own, more than 10% of the combined voting power of all of our classes of stock, the option period shall not exceed five years and the exercise price of the option may not be less than 110% of the fair market value on the grant date. Except as described above, options under the plan are generally granted for a ten-year term, but may terminate earlier if the employment with us terminates before the end of the ten-year period.

    In the event of a "change in control event," all unexercised options granted under the plan immediately vest. For purposes of the plan, a "change in control event" means the replacement of 50% or more of the directors of our operating subsidiary, Medical Staffing Network, Inc., as a direct or indirect result of:

    - a cash tender offer for our operating subsidiary's common stock;

    - a solicitation of proxies other than by our operating subsidiary's management or board of directors;

    - acquisition of beneficial ownership of shares having 25% or more of the total number of votes that may be cast for the election of directors of our operating subsidiary by a third party or a "group" as defined in
      Section 13(d)(3) of the Securities Exchange Act of 1934, for the purpose of changing control of our operating subsidiary; or

    - any merger, business combination, sale of assets, or other extraordinary corporate transaction undertaken for the purpose of changing control of our operating subsidiary.

AMENDED AND RESTATED EXECUTIVE INCENTIVE STOCK OWNERSHIP PLAN


    Our Amended and Restated Executive Incentive Stock Ownership Plan reserves 2,000,000 shares of our common stock for grant of restricted stock awards to our employees and directors. As of the date of this prospectus, we have granted 892,500 shares of restricted stock under this plan. Notwithstanding the number of shares reserved under the Amended and Restated Executive Incentive Stock Ownership Plan, our Board of Directors, in its capacity as plan administrator, has frozen the plan such that no further shares of restricted stock will be granted under this plan.


    The plan is administrated by a committee of our board of directors which has the authority to:

    - select plan participants;

    - determine the nature and extent of the awards made to each plan participant; and

    - make all other decisions relating to the administration of the plan.

    Participants have the right to surrender the restricted stock to us at any time. Upon such surrender, the participant will pay us any unpaid portion of the full recourse portion of any promissory notes (if any promissory notes were delivered as payment for the restricted stock) for all restricted shares which are non-forfeitable as of the date of such surrender.

    In general, any termination of a participant's employment with us during the period the restricted shares remain subject to restriction will result in forfeiture of the restricted shares. However, upon a termination of a participant's employment following a "change in control," as defined in the participant's employment agreement, all restrictions applicable to restricted stock awards lapse, such that no forfeiture will occur.

401(K) PLAN

    We maintain a 401(k) Plan for the benefit of our employees, which we adopted effective August 1, 1999. Under the plan, eligible employees may elect to make salary deferral contributions ($10,500 in 2001) of their annual compensation, subject to certain statutory limitations, and will receive a matching contribution of 50% of the first 7% contributed.

                              CERTAIN TRANSACTIONS

RECAPITALIZATION

    On August 20, 2001, Warburg Pincus, MSN Acquisition Corp., a wholly owned subsidiary of Warburg Pincus, and our company entered into an Agreement and Plan of Merger, setting forth the terms and conditions upon which our company would be recapitalized through a merger of MSN Acquisition Corp. with and into us. The merger agreement was negotiated on an arm's-length basis by our management and former stockholders and Warburg Pincus. The merger agreement was approved by our board of directors and our stockholders. On October 26, 2001, the recapitalization was completed.

    Pursuant to the terms of the merger agreement, holders of our common stock became entitled to receive $18.60 per share and holders of all of our shares of convertible preferred stock became entitled to receive $18.60 times the number of shares of common stock into which the preferred stock was then convertible. Certain of our stockholders, including our executive officers, elected to retain certain of their shares of common stock rather than to receive the cash consideration for a portion of their shares. These retained shares were then exchanged for the same securities of our company that Warburg Pincus and certain other investors received.


    Upon completion of the recapitalization, the investment group led by Warburg Pincus was issued preferred stock, common stock and the senior unsecured notes, together representing approximately 85% of our equity ownership (66.1% of our equity ownership was issued to Warburg Pincus) in exchange for cash totaling approximately $156 million. In addition, a banking syndicate extended a senior credit facility that provided us with advances totaling $105 million. Together, these funds were used to pay the merger consideration to our former stockholders, to retire approximately $82 million of then-outstanding debt obligations, to pay transaction fees and expenses and to provide us with working capital for operations.


    Upon completion of the offering, all of our outstanding shares of our
preferred stock will convert into       shares of our common stock. In addition,
accrued dividends on the outstanding shares of our preferred stock, which were $1.8 million as of December 30, 2001, will convert into shares of our common stock at a rate of one share of our common stock for every $18.60 of accrued dividends. This amount increases by approximately $2.5 million each quarter, and is compounded quarterly.


    A portion of the proceeds of this offering will be used to repay the outstanding principal and accrued interest on our senior unsecured notes, which were issued in connection with our recapitalization. Warburg Pincus was issued an aggregate principal amount of approximately $38.1 million in senior unsecured notes in connection with the recapitalization. As of December 30, 2001, approximately $1.3 million of interest had accrued on the senior unsecured notes.


    We have granted certain holders of our preferred stock registration rights with respect to all shares of common stock, including shares issuable upon conversion of our preferred stock, owned by those stockholders. See "Description of Capital Stock--Registration Rights."


    During 2000, we paid $75,000 and during 2001 we paid $212,000 to Edward Y. Albert, a stockholder and former director of ours, and a current director of our subsidiary, in consulting fees for services rendered. In addition, we rented office space from Patrick Barber, a former director of our company and our subsidiary, during 2000 and 2001, in connection with which we paid rent of $29,300 in 2000 and $47,000 in 2001.

STOCKHOLDERS AGREEMENT

    On October 26, 2001, we entered into a stockholders agreement with Warburg Pincus and certain of our stockholders. The provisions of the stockholders agreement will terminate upon consummation of the offering pursuant to this prospectus, except that

    - for as long as any investor that is a party to the stockholders agreement beneficially owns at least 20% of our outstanding shares, we are obligated to nominate and use our best efforts to have two individuals designated by that investor elected to our board of directors; and

    - for as long as any investor that is a party to the stockholders agreement beneficially owns at least 10% of our outstanding shares, we are obligated to nominate and use our best efforts to have one individual designated by any investor that is a party to the stockholders agreement.

Accordingly, upon the completion of the offering, Warburg Pincus will have the right under this stockholders agreement to designate two persons to our board of directors. Currently, the directors designated by Warburg Pincus are Joel Ackerman and David J. Wenstrup.

SENIOR UNSECURED NOTES


    As of December 30, 2001, there was approximately $59.3 million in aggregate principal amount of our senior unsecured notes outstanding and approximately $1.3 million in accrued interest. Accrued interest on the senior unsecured notes for the three months ended March 31, 2002 is anticipated to be an additional $1.8 million. Our officers, directors and stockholders hold all of our outstanding senior unsecured notes. The notes, which are unsecured obligations, are payable on October 26, 2009. The notes bear interest compounding quarterly at a rate of 12% per annum, and all interest is payable at maturity. We intend to use a portion of the proceeds of this offering to repay the principal and accrued interest on our outstanding senior unsecured notes.


MANAGEMENT LOANS


    In connection with the purchase of restricted stock prior to the recapitalization by Robert J. Adamson, Kevin S. Little and Patricia G. Donohoe, our executive officers, and Edward Y. Albert, Jr., a former director, we loaned the following:


                                                                  LARGEST AGGREGATE
                                         AMOUNTS     AMOUNTS          AMOUNT OF              AMOUNT
                                        LOANED IN   LOANED IN       INDEBTEDNESS         OUTSTANDING ON
EXECUTIVE/DIRECTOR                        1998         2000      OUTSTANDING IN 2001    DECEMBER 30, 2001
------------------                      ---------   ----------   -------------------   -------------------
Robert J. Adamson.....................  $826,875    $2,880,000         $3,706,875          $2,627,815

Kevin S. Little.......................  $337,500    $1,007,500         $1,345,000          $  970,562

Patricia G. Donohoe...................  $337,500    $1,007,700         $1,345,000          $  952,700

Edward Y. Albert, Jr..................  $168,750    $  366,875         $  535,625                  --


    All of the loans are evidenced by promissory notes, bearing interest at the prime rate announced from time to time by THE WALL STREET JOURNAL. The amounts borrowed in 1998 are due in 2008 and the amounts borrowed in 2000 are due in 2010. In connection with the recapitalization, Mr. Adamson repaid $1,079,060 of his loan, Mr. Little repaid $374,438 of his loan and Ms. Donohoe repaid $392,500 of her loan. The outstanding balances of the loans of Messrs. Adamson and Little and Ms. Donohoe mature in 2010. Mr. Albert has repaid his loan in full.


    We expect that all future transactions between us and our officers, directors or principal stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


    The table below sets forth information regarding beneficial ownership of our common stock as of December 30, 2001, and as adjusted to reflect the sale of shares of common stock in the offering, for:


    - each stockholder who we know beneficially owns more than 5% of our outstanding shares of common stock;

    - each of our directors;

    - each of our named executive officers; and

    - all of our directors and executive officers as a group.

    Beneficial ownership is determined in accordance with the rules and regulations of the SEC. For the purpose of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding "Before Offering" includes:

    - shares of common stock outstanding, assuming the conversion as of December 30, 2001 of all of our outstanding preferred stock into common stock, plus accrued dividends on these shares; and

    - shares of common stock subject to options held by the person or group that are currently exercisable or exercisable within 60 days from December 30, 2001.

    The number of shares of common stock outstanding "After Offering" includes
an additional       shares offered by us hereby. Except as indicated in the
footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. Unless otherwise indicated, the principal address for each of the stockholders below is c/o Medical Staffing Network Holdings, Inc., 901 Yamato Road, Suite 110, Boca Raton, FL 33431.

                                                                                             PERCENTAGE OF
                                                                                             COMMON STOCK
                                                                              TOTAL       BENEFICIALLY OWNED
                                                                SHARES        SHARES      -------------------
                                                               SUBJECT     BENEFICIALLY    BEFORE     AFTER
NAME OF BENEFICIAL OWNER                                      TO OPTIONS     OWNED(1)     OFFERING   OFFERING
------------------------                                      ----------   ------------   --------   --------
Warburg Pincus Private Equity VIII, L.P. (2)(3).............       --       4,435,660       66.1%          %
Nautic Partners V, LP (4)...................................       --         960,577       14.3
General Electric Pension Trust (5)..........................       --         368,011        5.5
Robert J. Adamson...........................................       --         297,415        4.4
Kevin S. Little.............................................       --         113,030        1.7
Patricia G. Donohoe, RN.....................................       --         110,496        1.6
Linda Duval, RN.............................................    3,350              --          *          *
Jeffrey P. Jacobsen, NMT....................................       --              --          *          *
Joel Ackerman (2)...........................................       --       4,435,660       66.1
David J. Wenstrup (2).......................................       --       4,435,660       66.1
Scott F. Hilinski (4).......................................       --         960,577       14.3
All directors and executive officers as a group
  (eight) persons...........................................                5,920,528       88.2%

--------------------------

 * Less than one percent of the outstanding shares of common stock

(1) The number of shares beneficially owned includes shares of preferred stock, plus accrued dividends on these shares as of December 30, 2001, that will convert into shares of common stock on the closing of the offering.

(2) The stockholder is Warburg Pincus Private Equity VIII, L.P., including two related limited partnerships ("WP VIII"). Warburg, Pincus & Co. ("WP") is the sole general partner of each of these entities. WP VIII is managed by Warburg Pincus LLC ("WP LLC"). Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC, and may be deemed to control both entities. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017.

(3) Messrs. Ackerman and Wenstrup, directors of the Company, are general partners of WP and managing directors and members of WP LLC. All shares indicated as owned by Messrs. Ackerman and Wenstrup are included because of their affiliation with the Warburg Pincus entities. Neither Mr. Ackerman nor Mr. Wenstrup owns any shares individually and each disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Their address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017. See
    Note 1 above.

(4) The total shares listed under Nautic Partners V, LP ("NP5"), formerly known as Navis Partners V, LP, consist of shares held by NP5 and the following entities: Fleet Equity Partners VI, LP ("FEP6"), Fleet Venture Resources, Inc. ("FVR"), Kennedy Plaza Partners III, LP ("KPP3"), Chisholm Partners IV, LP ("CP4"), and Kennedy Plaza Partners II, LLC ("KPP2"). These entities and certain persons affiliated with them may be deemed to be a group within the meaning of Section 13(d)3. Mr. Scott Hilinski, who may be deemed to share beneficial ownership of some of these shares, is a director of the Company. The address of NPS is 50 Kennedy Plaza, Providence, RI 02903. By virtue of an agreement dated June 30, 2000, among FleetBoston Financial Corporation ("FBF") and certain other parties thereto (the "Management Agreement") FBF delegated voting and investment power over certain of the shares to certain persons and entities named therein who are affiliated with the shareholder entities named above. Certain of such persons and entities granted
    Mr. Hilinksi a power of attorney to execute such voting and investment power on their behalf. Pursuant to the Management Agreement, Silverado IV Corp. ("S4C") was given sole voting and investment power over the 42,607 shares owned by FEP6. Mr. Hilinski, SC4, and the persons who control SC4, Robert M. Van Degna and Habib Y. Gorgi, may be deemed to share beneficial ownership of the shares held by FEP6. Mr. Hilinski is a Vice President of S4C. Mr. Hilinski is a Managing Director of Nautic Management V, LP ("NM5"), formerly known as Navis Management V, LP, the General Partner of NP5 and Manager of KPP3. NP5 onws 630,586 shares. Mr. Hilinski, NM5 and the persons who control NM5, Mr. Van Degna, Mr. Gorgi, Riordon B. Smith, Bernard V. Buonanno, III, Gregory M. Barr, and Michael W. Joe., may be deemed to share beneficial ownership of the shares held by NP5. KPP3 owns 631 shares.
    Mr. Hilinski, NM5 and the persons who control NM5, Mr. Van Degna,
    Mr. Gorgi, Mr. Smith, Mr. Buonanno, III, Mr. Barr, and Mr. Joe, may be deemed to share beneficial ownership of the shares held by KPP3.
    Mr. Hilinski is also a Managing Director of Chisholm Management IV, LP, the General Partner of CP4 and Manager of KPP2. CP4 owns 168,377 shares.
    Mr. Hilinski, Chisholm Management IV, LP and the persons who control Chisholm Management IV, LP, Mr. Van Degna, Mr. Gorgi, Mr. Smith,
    Mr. Buonanno, III, Mr. Barr, and Mr. Joe, may be deemed to share beneficial ownership of the shares held by CP4. KPP2 owns 5,208 shares. Mr. Hilinski, Chisholm Management IV, LP and the persons who control Chisholm Management IV, LP, Mr. Van Degna, Mr. Gorgi, Mr. Smith Mr. Buonanno, III, Mr. Barr, and Mr. Joe, may be deemed to share beneficial ownership of the shares held by KPP2. FVR holds 99,417 shares that were obtained as part of a co-investment arrangement with CP4 under the Management Agreement. Mr. Hilinksi together with certain persons named in the Management Agreement may be deemed to share beneficial ownership of the shares held by FVR by virtue of the Management Agreement and the power of attorney described above. All shares indicated as owned by the aforementioned entities are included due to the Management Agreement, Mr. Hilinski's affiliation with each such entity or each such entity's affiliation with one or more other named shareholder entities or persons who exercise control over such entities. Each of Mr. Hilinski, Mr. Van Degna, Mr. Gorgi, Mr. Smith, Mr. Buonanno, III,
    Mr. Barr, and Mr. Joe disclaim beneficial ownership of all shares held by FEP6, FVR, CP4, KPP2, NP5, KPP3, except for their pecuniary interest therein. Each aforementioned entity disclaims beneficial ownership of all shares not owned by it other than its pecuniary interests therein.

(5) GE Asset Management serves as the investment manager for General Electric Pension Trust, and thus may be deemed to beneficially own all shares owned by General Electric Pension Trust. The address for both entities is 3003 Summer Street, Stamford, CT 06904.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS


    The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation referenced below and applicable law. A copy of our amended and restated certificate of incorporation which will be restated in connection with the offering is filed as an exhibit to the registration statement of which this prospectus is a part. The following description refers to the terms of our amended and restated certificate of incorporation and gives effect to the conversion of all of our outstanding shares of preferred stock into common stock upon the completion of the offering. Our amended and restated certificate of incorporation provides that our
authorized capital stock will consist of          shares of common stock, $.01
par value, and 15,000,000 shares of preferred stock, $.01 par value, that are undesignated as to series. As of March 11, 2002, there were 14 record holders of our common stock and 14 record holders of our Series I preferred stock, which will automatically convert into common stock upon consummation of this offering.


COMMON STOCK

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of common stock are entitled to receive ratably dividends as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

UNDESIGNATED PREFERRED STOCK

    There will not be any shares of preferred stock outstanding upon the closing of the offering. Under our amended and restated certificate of incorporation, which will become effective simultaneously with the offering, our board of directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock.

OPTIONS

    As of December 30, 2001, we had outstanding options to purchase an aggregate of 662,376 shares of common stock at a weighted average exercise price of $17.04 per share under our option plans. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

REGISTRATION RIGHTS

    Under a registration rights agreement we entered into on October 26, 2001, we granted registration rights to the investors that participated in the
recapitalization with respect to       shares of common stock as of October 26,
2001. These registration rights also extend to any shares of our capital stock thereafter acquired by these investors.

    Under the registration rights agreement, investors holding outstanding registrable securities may demand that we file a registration statement under the Securities Act covering some or all of the investors' registrable securities at any time after the earlier of October 26, 2004 and the date that is 181 days after the date on which our initial public offering closes. We are not required to effect more than three demand registrations nor are we required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $15 million. In an underwritten offering, the managing underwriter of any such offering has the right, subject to certain conditions, to limit the number of registrable securities.

    In addition, after our initial public offering, the investors party to the registration rights agreement have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the investors' demand registration right noted above or certain excluded registrations, the investors may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, of any such offering has the right, subject to certain conditions, to limit the number of registrable securities. These rights are being waived in connection with this offering for a period of 180 days after the date of the final prospectus relating to this offering.

    Further, if we are eligible to effect a registration on Form S-3, the investors may demand that we file a registration statement on Form S-3 covering all or a portion of the investors' registrable securities, provided that the registration has an aggregate offering price of $5 million and that we are not required to effect more than three such registrations at the investors' request.

    In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

    We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

    Stockholders will not be entitled to cumulative voting in the election of directors. The authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of the Company.

    The foregoing provisions of our amended and restated certificate of incorporation and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of the Company.

CHARTER AND BYLAWS ANTI-TAKEOVER PROVISIONS

    Our bylaws establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to the board of directors and bringing business matters or stockholder proposals before a special meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our board of directors, our Chairman or our Chief Executive Officer and President, and will be called by our Chief Executive Officer and President at the request of the holders of a majority of our outstanding shares of capital stock.

    The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of our company.

    Our restated certificate of incorporation provides for the issuance by the board of directors of up to 15,000,000 shares of preferred stock, with voting power, designations, preferences and other special rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. Preferred stockholders could also make it more difficult for a third party to acquire our company. At the closing of this offering, no share of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

    Our restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and will be implemented through one, two and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our board of directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. The restated certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors. This provision will prevent stockholders from circumventing the provisions of our classified board.

LIMITATION ON LIABILITY OF DIRECTORS AND INDEMNIFICATION


    Our amended and restated certificate of incorporation will limit our directors' liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability:



    - for any breach of the director's duty of loyalty to us or our stockholders;



    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;



    - under Section 174 of the Delaware General Corporation Law; or



    - for any transaction from which a director derives an improper personal benefit.

    If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

    This provision will generally not limit liability under state or federal securities laws.

    Delaware law, and our amended and restated certificate of incorporation, provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney's fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

TRANSFER AGENT AND REGISTRAR

    American Stock Transfer & Trust Company is our transfer agent and registrar.


NEW YORK STOCK EXCHANGE LISTING



    The shares of common stock of Medical Staffing Network Holdings, Inc. are expected to be listed on the New York Stock Exchange under the symbol "MRN" upon completion of the offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the offering there has not been a public market for our common stock. Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

    When the offering is completed, we will have a total of       shares of
common stock outstanding, assuming the conversion as of December 30, 2001 of all of our outstanding preferred stock into common stock, plus accrued dividends on these shares, and also assuming that the underwriters do not exercise the
overallotment option. The       shares offered by us pursuant to this prospectus
will be freely tradeable unless our affiliates, as defined in Rule 144 under the
Securities Act of 1933, as amended, purchase them. The remaining       shares
are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, such as Rule 144 or Rule 701.

LOCK-UP AGREEMENTS

    Our officers, directors, and certain of our stockholders have agreed to a
180-day lock-up with respect to       shares of our outstanding common stock. In
addition, the lock-up will apply with respect to all shares of our common stock acquired by such persons during this 180-day period upon exercise of presently outstanding options and warrants to acquire our capital stock. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period, these shares may only be sold in accordance with an available exemption from registration, such as Rule 144.

RULE 144

    In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

    - 1% of the then outstanding shares of our common stock, which will equal
      approximately       shares upon completion of the offering; or


    - the average weekly trading volume of our common stock as reported on all national securities exchanges during the four calendar weeks preceding the date on which notice of sale is filed with the SEC.


    Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under
Rule 144 and subject to volume limitations, many of the restricted shares will be eligible for sale beginning 180 days after the date of the final prospectus, and the remaining restricted shares will become salable at various times thereafter.

RULE 144(k)

    A person who is not deemed an affiliate of ours at the time of the sale and during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following the offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

RULE 701


    Rule 701 permits resales of shares in reliance upon Rule 144, but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any employee, officer, director or, under certain circumstances, consultant who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait 90 days after the date of this prospectus before selling these
shares. An aggregate of         shares of our common stock are subject to sale
pursuant to Rule 701. However, an aggregate of       shares of common stock
issuable upon exercise of options held by officers and directors are subject to lock-up provisions and will only become eligible for sale upon the expiration of
180 days after the date of this prospectus. An aggregate of       shares of
common stock issuable upon the exercise of options are not subject to such lock-up provisions.


REGISTRATION

    Following the offering, we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our option plans. This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements.

                                  UNDERWRITING


    Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Deutsche Banc Alex. Brown Inc. (as joint bookrunners), and Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. are acting as representatives, has agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the respective number of shares of common stock shown opposite its name below.


                                                              NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                  ----------
Lehman Brothers Inc.........................................
Deutsche Banc Alex. Brown Inc...............................
Credit Suisse First Boston Corporation......................
J.P. Morgan Securities Inc..................................
                                                              ---------
  Total.....................................................
                                                              =========

    The underwriting agreement provides that the underwriters' obligations to purchase our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which includes:

    - if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;


    - if an underwriter defaults, purchase commitments of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated;


    - the representations and warranties made by us to the underwriters are true;

    - there is no material change in the financial markets; and

    - we deliver customary closing documents to the underwriters.

COMMISSIONS AND EXPENSES

    The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering prices less a selling concession not in excess of $ per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $ per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

    The following table summarizes the underwriting discounts and commissions we will pay. The underwriting discounts and commissions are equal to the public offering price per share, less the amount paid to us per share. The underwriting
discounts and commissions equal   % of the initial public offering price.

                                                                   TOTAL
                                                      -------------------------------
                                                         WITHOUT            WITH
                                          PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                          ---------   --------------   --------------
Underwriting discounts and commissions
  to be paid to the underwriters by
  us....................................   $             $                $

    We estimate that the total expenses of the offering, including approximately
$      in filing fees, $      in professional fees and expenses and $      for
other fees and expenses, excluding underwriting discounts and commissions, will
be approximately $      million.


OVER-ALLOTMENT OPTION

    We have granted to the underwriters an option to purchase up to an aggregate
of       shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

LOCK-UP AGREEMENTS

    We have agreed that, without the prior written consent of Lehman
Brothers Inc. and Deutsche Banc Alex. Brown Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of
180 days from the date of this prospectus. All of our executive officers and
directors, and stockholders holding in the aggregate       shares of our common
stock, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc. and Deutsche Banc Alex. Brown Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

OFFERING PRICE DETERMINATION

    Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

    - prevailing market conditions;

    - our historical performance and capital structure;

    - estimates of our business potential and earnings prospects;

    - an overall assessment of our management; and

    - the consideration of these factors in relation to market valuation of companies in related businesses.

INDEMNIFICATION


    We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify Deutsche Banc Alex. Brown Inc. against liabilities related to the directed share program referred to below, including liabilities under the Securities Act.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    The representatives may engage in over-allotment, stabilizing transactions, syndicate short covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

    - Syndicate short covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.


    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.


    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.


LISTING



    We plan to file an application for listing on the New York Stock Exchange under the symbol "MRN." In connection with that listing, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

STAMP TAXES

    Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition of the offering price listed on the cover of this prospectus.

OFFERS AND SALES IN CANADA

    This prospectus is not, and under no circumstances is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus or prospectus supplement and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

DIRECTED SHARE PROGRAM

    At our request, the underwriters have reserved up to       shares, or 5% of
our common stock offered by this prospectus, for sale under a directed share program to specified business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

DISCRETIONARY SALES

    The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of our common stock offered by them.

ELECTRONIC DISTRIBUTION

    A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

    Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

OTHER

    JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is a lender under our existing senior credit facility. A portion of the net proceeds from this offering will be used to repay our exisiting senior credit facility.

                                 LEGAL MATTERS

    Willkie Farr & Gallagher, New York, New York, will pass on the validity of the common stock offered by this prospectus for us. Clifford Chance Rogers & Wells LLP, New York, New York, will pass on legal matters relating to the offering for the underwriters.

                                    EXPERTS

    Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements and schedule at December 30, 2001 and December 31, 2000, and for each of the three years in the period ended
December 30, 2001, as set forth in their report. We've included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete the offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

    You can read our SEC filings, including this registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. Copies may be obtained by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, such as our company, who file electronically with the Commission. The address of that site is http://www.sec.gov.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED DECEMBER 31, 1999 AND 2000,
                             AND DECEMBER 30, 2001

                                    CONTENTS


Report of Independent Certified Public Accountants..........     F-2

Consolidated Balance Sheets as of December 31, 2000 and
  December 30, 2001.........................................     F-3

Consolidated Statements of Operations for the years ended
  December 31, 1999 and 2000 and the year ended
  December 30, 2001.........................................     F-4

Consolidated Statements of Changes in Redeemable Preferred
  Stock and Common Stockholders' Equity (Deficit) for the
  years ended December 31, 1999 and 2000 and for the year
  ended December 30, 2001...................................     F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1999 and 2000 and for the year ended
  December 30, 2001.........................................     F-8

Notes to Consolidated Financial Statements..................    F-10

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Medical Staffing Network Holdings, Inc.


    We have audited the accompanying consolidated balance sheets of Medical Staffing Network Holdings, Inc. and Subsidiary (the Company) as of December 31, 2000 and December 30, 2001, and the related consolidated statements of operations, changes in redeemable preferred stock and common stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medical Staffing Network Holdings, Inc. and Subsidiary at December 31, 2000 and
December 30, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Miami, Florida
January 25, 2002

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS


                                                              DECEMBER 31,    DECEMBER 30,
                                                                  2000            2001
                                                              -------------   -------------
ASSETS
Current assets:
  Cash......................................................  $    204,915    $  11,253,199
  Accounts receivable, net of allowance for doubtful
    accounts of $1,435,453 and $2,181,767 at December 31,
    2000 and December 30, 2001, respectively................    41,045,412       65,190,898
  Prepaid expenses..........................................       983,462        5,032,378
  Other current assets......................................       654,934        1,014,641
                                                              ------------    -------------
Total current assets........................................    42,888,723       82,491,116

Furniture and equipment, net................................     4,458,293        7,315,574
Goodwill and other intangible assets, net of accumulated
  amortization of $4,991,433 and $8,723,481 at December 31,
  2000 and December 30, 2001, respectively..................    62,477,339       68,289,316
Other assets................................................     2,011,733        3,923,288
                                                              ------------    -------------
Total assets................................................  $111,836,088    $ 162,019,294
                                                              ============    =============
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS'
  EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  1,410,700    $   5,271,571
  Accrued payroll and related liabilities...................     4,793,598        8,948,662
  Other current liabilities.................................     1,592,185        3,186,974
  Current portion of long-term debt.........................     7,441,755       10,034,721
  Current portion of capital lease obligations..............       137,824          329,922
                                                              ------------    -------------
Total current liabilities...................................    15,376,062       27,771,850
  Long-term debt, net of current portion and net of discount
    of $2,633,303, at December 31, 2000.....................    61,108,508      105,000,000
  Senior subordinated debt to related parties...............            --       59,319,327
  Capital lease obligations, net of current portion.........       449,738          661,096
  Other liabilities.........................................       403,657        2,371,960
Put warrants, 418,198 common shares exercisable at $.01 at
  December 31, 2000.........................................     2,730,833               --
                                                              ------------    -------------
Total liabilities...........................................    80,068,798      195,124,233
Commitments and contingencies:

Redeemable preferred stock..................................    21,859,834      124,614,551
Common stockholders' equity:
  Common stock, $.01 par value:
    Authorized shares--15,500,000 and 15,000,000 at
      December 31, 2000 and December 30, 2001,
      respectively..........................................
    Issued and outstanding shares--3,906,454 and 8,649 at
      December 31, 2000 and December 30, 2001,
      respectively..........................................        39,065               86
    Additional paid-in-capital..............................    12,445,256               --
    Promissory notes due for purchases of common stock......    (6,932,500)      (4,550,877)
    Retained earnings (accumulated deficit).................     4,355,635     (153,168,699)
                                                              ------------    -------------
Total common stockholders' equity (deficit).................     9,907,456     (157,719,490)
                                                              ------------    -------------
Total liabilities, redeemable preferred stock, and common
  stockholders' equity (deficit)............................  $111,836,088    $ 162,019,294
                                                              ============    =============


                            See accompanying notes.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                      YEAR ENDED
                                                      ------------------------------------------
                                                             DECEMBER 31,          DECEMBER 30,
                                                         1999           2000           2001
                                                      -----------   ------------   -------------
Service revenues....................................  $96,455,756   $182,044,952   $338,380,384

Cost of services rendered...........................   72,921,559    135,971,176    252,089,011
                                                      -----------   ------------   ------------
Gross profit........................................   23,534,197     46,073,776     86,291,373

Operating expenses:
  Selling, general and administrative...............   13,645,153     26,062,511     45,632,978
  Provision for doubtful accounts...................      164,133        934,308      1,781,682
  Corporate and administrative......................    2,578,340      4,710,908      6,428,208
  Recapitalization transaction fees.................           --             --      7,159,809
  Depreciation......................................      331,918      1,151,593      2,139,116
  Amortization......................................    1,782,361      2,645,583      3,732,048
                                                      -----------   ------------   ------------
  Income from operations............................    5,032,292     10,568,873     19,417,532

Interest expense, net...............................    1,867,421      5,006,637     14,312,598
                                                      -----------   ------------   ------------
  Income before provision for income taxes and
    extraordinary items.............................    3,164,871      5,562,236      5,104,934
Provision for income taxes..........................      790,314      2,042,063      3,679,555
                                                      -----------   ------------   ------------
  Income before extraordinary items.................    2,374,557      3,520,173      1,425,379
Extraordinary loss on early extinguishment of debt,
  net of income tax benefit of $1,648,184...........           --             --     (2,731,790)
                                                      -----------   ------------   ------------
Net income (loss)...................................    2,374,557      3,520,173     (1,306,411)
                                                      -----------   ------------   ------------
Deduct required dividends on convertible preferred
  stock.............................................           --             --      1,801,262
                                                      -----------   ------------   ------------
Income (loss) available to common stockholders......  $ 2,374,557   $  3,520,173   $ (3,107,673)
                                                      ===========   ============   ============
Basic earnings (loss) per share:
  Income (loss) per share before extraordinary
    loss............................................  $      0.97   $       1.43   $      (0.18)
  Extraordinary loss per share......................           --             --          (1.32)
                                                      -----------   ------------   ------------
  Basic net income (loss) per share.................  $      0.97   $       1.43   $      (1.50)
                                                      ===========   ============   ============
Diluted earnings (loss) per share:
  Income (loss) per share before extraordinary
    loss............................................  $      0.28   $       0.40   $      (0.18)
  Extraordinary loss per share......................           --             --          (1.32)
                                                      -----------   ------------   ------------
  Diluted net income (loss) per share...............  $      0.28   $       0.40   $      (1.50)
                                                      ===========   ============   ============


                            See accompanying notes.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.


        CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK
                   AND COMMON STOCKHOLDERS' EQUITY (DEFICIT)



                                                                  REDEEMABLE PREFERRED STOCK
                              ---------------------------------------------------------------------------------------------------
                                     SERIES A                  SERIES B                 SERIES C                 SERIES D
                              -----------------------   -----------------------   ---------------------   -----------------------
                                SHARES      DOLLARS       SHARES      DOLLARS      SHARES     DOLLARS       SHARES      DOLLARS
                              ----------   ----------   ----------   ----------   --------   ----------   ----------   ----------
Balance at December 31,
  1998......................   1,510,824   $5,009,613    1,896,581   $6,182,040    662,779   $3,313,897           --   $       --
  Return of escrowed shares
    issued in connection
    with the SRI
    acquisition.............          --           --           --           --    (38,366)          --           --           --
  Sale of preferred stock
    for $5.00 per share for
    cash....................          --           --           --           --         --           --    1,178,000    5,890,000
  Conversion of preferred
    stock...................          --           --           --           --         --           --      292,000    1,460,000
  Stock issuance costs......          --           --           --           --         --           --           --     (142,802)
  Net income................          --           --           --           --         --           --           --           --
                              ----------   ----------   ----------   ----------   --------   ----------   ----------   ----------
Balance at December 31,
  1999......................   1,510,824    5,009,613    1,896,581    6,182,040    624,413    3,313,897    1,470,000    7,207,198
  Issuance of common stock
    for promissory notes....          --           --           --           --         --           --           --           --
  Issuance of nonvoting
    common stock for $6.54
    per share...............          --           --           --           --         --           --           --           --
  Stock issuance costs......          --           --           --           --         --           --           --           --
  Net income................          --           --           --           --         --           --           --           --
                              ----------   ----------   ----------   ----------   --------   ----------   ----------   ----------
Balance at December 31,
  2000......................   1,510,824    5,009,613    1,896,581    6,182,040    624,413    3,313,897    1,470,000    7,207,198
  Repurchased and converted
    common and preferred
    stock and warrants in
    recapitalization........  (1,510,824)  (5,009,613)  (1,896,581)  (6,182,040)  (624,413)  (3,313,897)  (1,470,000)  (7,207,198)
  New equity issued in
    recapitalization........          --           --           --           --         --           --           --           --
  Payment of stock
    subscription............          --           --           --           --         --           --           --           --
  Dividends on Series I
    Convertible Preferred
    Stock...................          --           --           --           --         --           --           --           --
  Net loss..................          --           --           --           --         --           --           --           --
                              ----------   ----------   ----------   ----------   --------   ----------   ----------   ----------
Balance at December 30,
  2001......................          --   $       --           --   $       --         --   $       --           --   $       --
                              ==========   ==========   ==========   ==========   ========   ==========   ==========   ==========


CONTINUED ON NEXT PAGE.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.


        CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK
             AND COMMON STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)



                                                                                                             COMMON
                                                                                                          STOCKHOLDERS'
                                                              REDEEMABLE PREFERRED STOCK                EQUITY (DEFICIT)
                                                   ------------------------------------------------   ---------------------
                                                                                                                    COMMON
                                                         SERIES E                  SERIES I                         STOCK
                                                   ---------------------   ------------------------                --------
                                                    SHARES     DOLLARS      SHARES       DOLLARS        SHARES       PAR
                                                   --------   ----------   ---------   ------------   ----------   --------
Balance at December 31, 1998.....................        --   $       --          --   $         --    2,937,501   $29,375
  Return of escrowed shares issued in connection
    with the SRI acquisition.....................        --           --          --             --           --        --
  Sale of preferred stock for $5 per share for
    cash.........................................   322,000    1,610,000          --             --           --        --
  Conversion of preferred stock..................  (292,000)  (1,460,000)         --             --           --        --
  Stock issuance costs...........................        --       (2,914)         --             --           --        --
  Net income.....................................        --           --          --             --           --        --
                                                   --------   ----------   ---------   ------------   ----------   -------
Balance at December 31, 1999.....................    30,000      147,086          --             --    2,937,501    29,375
  Issuance of common stock for promissory
    notes........................................        --           --          --             --      892,500     8,925
  Issuance of nonvoting common stock for $6.54...        --           --          --             --       76,453       765
  Stock issuance costs...........................        --           --          --             --           --        --
  Net income.....................................        --           --          --             --           --        --
                                                   --------   ----------   ---------   ------------   ----------   -------
Balance at December 31, 2000.....................    30,000      147,086          --             --    3,906,454    39,065
  Repurchased and converted common and preferred
    stock and warrants in recapitalization.......   (30,000)    (147,086)         --             --   (3,906,454)  (39,065)
  New equity issued in recapitalization..........        --           --   6,602,865    122,813,289        8,649        86
  Payment of stock subscription..................        --           --          --             --           --        --
  Dividends on Series I Convertible Preferred
    Stock........................................        --           --          --      1,801,262           --        --
  Net loss.......................................        --           --          --             --           --        --
                                                   --------   ----------   ---------   ------------   ----------   -------
Balance at December 30, 2001.....................        --   $       --   6,602,865   $124,614,551        8,649   $    86
                                                   ========   ==========   =========   ============   ==========   =======


CONTINUED ON NEXT PAGE.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.


        CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK
             AND COMMON STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)



                                                             COMMON STOCKHOLDERS' EQUITY (DEFICIT)
                                                 -------------------------------------------------------------
                                                                                RETAINED
                                                  ADDITIONAL                    EARNINGS        TOTAL COMMON
                                                   PAID-IN      PROMISSORY    (ACCUMULATED     STOCKHOLDERS'
                                                   CAPITAL         NOTES        DEFICIT)      EQUITY (DEFICIT)
                                                 ------------   -----------   -------------   ----------------
Balance at December 31, 1998...................  $  6,708,541   $(1,670,625)  $  (1,539,095)   $   3,528,196
  Return of escrowed shares issued in
    connection with the SRI acquisition........            --            --              --               --
  Sale of preferred stock for $5.00 per share
    for cash...................................            --            --              --               --
  Conversion of preferred stock................            --            --              --               --
  Stock issuance costs.........................            --            --              --               --
  Net income...................................            --            --       2,374,557        2,374,557
                                                 ------------   -----------   -------------    -------------
Balance at December 31, 1999...................     6,708,541    (1,670,625)        835,462        5,902,753
  Issuance of common stock for promissory
    notes......................................     5,252,950    (5,261,875)             --               --
  Issuance of nonvoting common stock for
    $6.54......................................       499,235            --              --          500,000
  Stock issuance costs.........................       (15,470)           --              --          (15,470)
  Net income...................................            --            --       3,520,173        3,520,173
                                                 ------------   -----------   -------------    -------------
Balance at December 31, 2000...................    12,445,256    (6,932,500)      4,355,635        9,907,456
  Repurchased and converted common and
    preferred stock and warrants in
    recapitalization...........................   (12,445,256)           --    (154,577,446)    (167,061,767)
  New equity issued in recapitalization........       160,785            --              --          160,871
  Payment of stock subscription................            --     2,381,623              --        2,381,623
  Dividends on Series I Convertible Preferred
    Stock......................................      (160,785)           --      (1,640,477)      (1,801,262)
  Net loss.....................................            --            --      (1,306,411)      (1,306,411)
                                                 ------------   -----------   -------------    -------------
Balance at December 30, 2001...................  $         --   $(4,550,877)  $(153,168,699)   $(157,719,490)
                                                 ============   ===========   =============    =============


                            See accompanying notes.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                     YEAR ENDED
                                                     -------------------------------------------
                                                            DECEMBER 31,           DECEMBER 30,
                                                         1999           2000           2001
                                                     ------------   ------------   -------------
Operating activities
Net income (loss)..................................  $  2,374,557   $  3,520,173   $  (1,306,411)
Adjustments to reconcile net income (loss) to net
  cash used in operating activities:
  Debt extinguishment costs, before income tax
    benefit........................................            --             --       4,379,973
  Accretion of put warrants........................            --             --       5,043,468
  Depreciation and amortization....................     2,114,279      3,797,176       5,871,164
  Amortization of debt issuance cost...............            --        170,671         840,089
  Deferred income taxes............................      (495,428)       171,694         405,260
  Provision for doubtful accounts..................       164,133        934,308       1,781,682
  Changes in operating assets and liabilities:
    Accounts receivable............................    (4,180,701)   (17,937,907)    (25,127,168)
    Prepaid expenses and other current assets......       (44,626)      (595,470)     (4,067,147)
    Other assets...................................      (306,481)    (1,589,689)       (191,169)
    Accounts payable...............................      (625,946)       555,809       3,745,102
    Accrued payroll and related liabilities........      (465,292)     1,778,741       4,155,064
    Other current liabilities......................      (625,976)       264,127       1,594,789
    Other liabilities..............................      (127,886)       (78,898)      1,221,567
                                                     ------------   ------------   -------------
Net cash used in operating activities..............    (2,219,367)    (9,009,265)     (1,653,737)

Investing activities
Cash paid for acquisitions, net of cash acquired...   (20,006,733)   (21,021,140)    (10,243,257)
Purchases of furniture and equipment, net..........      (501,489)    (1,855,547)     (2,966,551)
Purchases of leasehold improvements................            --       (136,546)             --
Capitalized internal software costs................      (431,240)      (724,878)     (1,401,380)
                                                     ------------   ------------   -------------
Net cash used in investing activities..............   (20,939,462)   (23,738,111)    (14,611,188)

Financing activities
Proceeds from issuance of common stock.............            --             --         138,236
Proceeds from issuance of redeemable preferred
  stock............................................            --             --     105,531,322
Proceeds from issuance of senior subordinated
  debt.............................................            --             --      50,972,067
Repurchase of common stock in recapitalization.....            --             --    (149,900,005)
Exercise and (repurchase) net, of warrants in
  recapitalization.................................            --             --     (13,369,734)
Repurchase of put warrants in recapitalization.....            --             --      (7,774,301)
Proceeds from promissory notes.....................            --             --       2,381,623
Proceeds from borrowings on credit facility, net of
  financing costs..................................    22,943,529     29,832,808      98,205,856
Proceeds from sale of preferred stock, net of
  issuance costs...................................     7,354,284             --              --
Proceeds from borrowings on subordinated debt
  facility, net of discount........................            --     17,269,167              --
Proceeds from sale of put warrants.................            --      2,730,833              --


CONTINUED ON NEXT PAGE.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

                                                                       YEAR ENDED
                                                       ------------------------------------------
                                                              DECEMBER 31,          DECEMBER 30,
                                                          1999           2000           2001
                                                       -----------   ------------   -------------
Proceeds from sale of common stock, net of issuance
  costs..............................................  $        --   $    484,530   $         --
Principal payments under capital lease obligations...     (126,690)      (118,768)      (210,010)
Net (payments) proceeds on revolving credit
  agreements.........................................   (7,070,378)            --      6,550,000
Principal payments on outstanding debt...............           --    (17,560,658)   (65,211,845)
                                                       -----------   ------------   ------------
Net cash provided by financing activities............   23,100,745     32,637,912     27,313,209
                                                       -----------   ------------   ------------
Net (decrease) increase in cash......................      (58,084)      (109,464)    11,048,284
Cash at beginning of year............................      372,463        314,379        204,915
                                                       -----------   ------------   ------------
Cash at end of year..................................  $   314,379   $    204,915   $ 11,253,199
                                                       ===========   ============   ============

Supplemental disclosure of noncash investing and
  financing activities
Common stock issued in exchange for retained
  shares.............................................  $        --   $         --   $     22,635
                                                       ===========   ============   ============

Redeemable preferred stock in exchange for retained
  shares.............................................  $        --   $         --   $ 17,281,967
                                                       ===========   ============   ============

Senior subordinated debt issued in exchange for
  retained shares....................................  $        --   $         --   $  8,347,260
                                                       ===========   ============   ============

Purchases of equipment through capital leases........  $   309,832   $    320,910   $    613,466
                                                       ===========   ============   ============

Capital leases assumed in connection with
  acquisitions.......................................  $    14,096   $      3,585   $         --
                                                       ===========   ============   ============

Supplemental disclosures of cash flow information
Interest paid........................................  $ 1,769,759   $  4,686,555   $ 13,416,151
                                                       ===========   ============   ============
Income taxes paid....................................  $ 1,139,537   $  2,055,000   $  4,851,670
                                                       ===========   ============   ============

                            See accompanying notes.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION


    Medical Staffing Network Holdings, Inc., formerly known as MSN
Holdings, Inc. (the Company), a Delaware corporation, is a provider of healthcare staffing services in the United States. The Company's per diem staffing assignments place professionals, predominately nurses, at hospitals and other healthcare facilities to solve temporary staffing needs. The Company also provides staffing of allied health professionals such as specialized radiology and diagnostic imaging specialists and clinical laboratory technicians. The Company's client base includes profit and non-profit hospitals, teaching hospitals, and regional healthcare providers.


PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Medical Staffing Holdings, LLC (MSN LLC) and Medical Staffing Network, Inc., a wholly-owned subsidiary of MSN LLC. All material intercompany transactions and balances have been eliminated in consolidation.

    The Company's fiscal year consists of 52 weeks ending on the Sunday nearest the last day of December in each year.

CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

FURNITURE AND EQUIPMENT

    Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging generally from three to seven years. Leasehold improvements are depreciated over the lives of the related leases or their estimated useful lives, whichever is shorter.


    Certain software development costs for internally developed software have been capitalized in accordance with the provisions of Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. These capitalized costs include purchased software for internal use, consulting services and costs for personnel associated with programming, coding and testing such software during the application development stage. Amortization of capitalized software costs begins when the software is placed into service and is included in depreciation expense in the accompanying consolidated statements of income. Software development costs are being amortized using the straight-line method over three years.


GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill represents the excess of purchase price over the fair value of net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, which is estimated by management to be 20 years. Other identifiable intangible assets consist of non-compete agreements of approximately $71,250 and $1,331,000 at December 31, 2000 and December 30, 2001, respectively. Identifiable intangible assets are being amortized using the straight-line method over their estimated useful lives ranging from 6 to
7.5 years. The Company accounts for long-lived assets pursuant to Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF (SFAS No. 121), which requires impairment losses to

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) be recorded on long-lived assets used in operations when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management reviews long-lived assets and the related goodwill for impairment whenever events or changes in circumstances indicate the assets may be impaired. An impairment loss is recorded when the net book value of the assets exceeds the fair value, as measured by projected undiscounted future cash flows. Recoverability of intangible assets is measured by comparison of the carrying amount of the asset to net future cash flows expected to be generated from the asset. Identifiable intangible assets not covered by SFAS No. 121 and goodwill not identified with assets that are subject to an impairment loss are evaluated in accordance with Accounting Principles Board (APB) Opinion No. 17, INTANGIBLE ASSETS. At December 31, 1999, December 31, 2000 and December 30, 2001, the Company believes that no impairment of goodwill or identifiable intangible assets exists. The carrying value of these assets is reviewed by the Company's management if the facts and circumstances suggest that it may be impaired. If this review indicates that these costs will not be recoverable, as determined based on the expected undiscounted cash flows of the entity over the remaining amortization period, the carrying value of these costs is reduced by the estimated shortfall of cash flows.

RESERVES FOR CLAIMS

    Workers' compensation and health care benefits are provided under self-insured plans for certain employees. The Company records its estimate of the ultimate cost of, and reserves for, workers' compensation and health care benefits based on actuarial computations using the Company's loss history as well as industry statistics. Furthermore, in determining its reserves, the Company includes reserves for estimated claims incurred but not reported.

    The ultimate cost of workers' compensation and health care benefits will depend on actual costs incurred to settle the claims and may differ from the amounts reserved by the Company for those claims. Accruals for workers' compensation claims and health care benefits are included in accounts payable and other current liabilities in the consolidated balance sheets.

DEBT ISSUANCE COSTS

    Deferred costs related to the issuance of debt are being amortized using the effective interest method, over the terms of the respective debt. Debt issuance costs of approximately $2,204,000, less accumulated amortization of approximately $329,000 and $3,707,000, less accumulated amortization of approximately $112,000 at December 31, 2000 and December 30, 2001, respectively, are recorded in the consolidated balance sheets.

REVENUE RECOGNITION

    Revenue from services consists of temporary staffing revenues. Revenues are recognized when services are rendered.


    Reimbursements received for out-of-pocket expenses incurred are included as service revenues, net of reimbursement paid by the Company to employees for out-of-pocket expenses. Reimbursable out-of-pocket expenses include travel, per diem allowances and housing for certain long-term contract employees.


    In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin (SAB) No. 101, REVENUE ReCOGNITION. SAB No. 101 provides interpretive guidance on the

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) recognition, presentation, and disclosure of revenue in financial statements. The Company believes that its current revenue recognition policies comply with SAB No. 101.

STOCK-BASED COMPENSATION

    The Company grants stock options for a fixed number of common shares to employees from time to time. The Company accounts for employee stock options using the intrinsic value method as prescribed by APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and accordingly, recognizes no compensation expense for stock option grants when the exercise price of the options equals, or is greater than, the market value of the underlying stock on the date of grant. Accordingly, the Company did not recognize any compensation cost during each of the years ended December 31, 1999, December 31, 2000 and December 30, 2001 for stock-based employee compensation awards. The Company follows the disclosure provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, and for valuing common stock equivalents issued to nonemployees.

EARNINGS PER SHARE

    In accordance with the requirements of SFAS No. 128, EARNINGS PER SHARE, basic earnings per share is computed by dividing net income or loss by the weighted average number of shares outstanding and diluted earnings per share reflects the dilutive effects of stock options and other common stock equivalents (as calculated utilizing the treasury stock method). Shares of common stock that are issuable upon the exercise of options have been excluded from the 2001 per share calculation because their effect would have been anti-dilutive. See Note 13 for the calculation of earnings (loss) per share.

INCOME TAXES

    The Company accounts for income taxes under SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

DERIVATIVE FINANCIAL INSTRUMENTS

    The Company is exposed to market risks arising from changes in interest rates. To protect against such risks, the Company has one derivative financial instrument, an interest rate swap agreement, which is more fully disclosed in
Note 15, INTEREST RATE SWAP.

    During 1998, the Financial Accounting Standards Board (FASB) issued SFAS
No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, effective as of January 1, 2001. SFAS No. 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. As the Company's derivative instrument is designated and qualifies as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

    The Company implemented the provisions of SFAS No. 133 on January 1, 2001. As of December 30, 2001, the Company did not record the fair value of the interest rate swap, because the amount is considered nominal.

COMPREHENSIVE INCOME


    SFAS No. 130, COMPREHENSIVE INCOME, requires that an enterprise
(a) classify items of other comprehensive income by their nature in the financial statements, and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The items of other comprehensive income that are typically required to be displayed are foreign currency items, minimum pension liability adjustments, unrealized gains and losses on certain investments in debt and equity securities and the effective portion of certain derivative instruments. There are no other components of comprehensive income other than the Company's net income (loss) for the years ended December 31, 1999 and 2000 and for the year ended December 30, 2001.


USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS


    In June 2001, the FASB issued SFAS No. 141, BUSINESS COMBINATIONS (SFAS
No. 141) and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS No. 142). Under the new rules, goodwill and other certain identified intangibles determined to have an infinite life are no longer amortized. However, under the terms of SFAS No. 142, identifiable intangibles with identifiable lives will continue to be amortized. SFAS No. 142 requires that goodwill be separately disclosed from other intangible assets in the statement of financial position and tested for impairment on a periodic basis, or more frequently if certain indicators arise. All goodwill recognized in an entity's statement of financial position at the date SFAS No. 142 is initially applied shall be assigned to one or more reporting units. The provisions of SFAS No. 142 also require the completion of a transitional impairment test within six months of adoption and to complete the final step of the transitional impairment test by the end of the fiscal year. Any impairment loss resulting from the transitional impairment test will be recorded as a cumulative effect of a change in accounting principle. In addition, SFAS No. 142 requires reassessment of the useful lives of previously recognized intangible assets, which shall be completed prior to the end of the first interim period of the fiscal year in which SFAS No. 142 is initially applied. Intangible assets that do meet the criteria for recognition apart from goodwill must be reclassified and accounted for as an asset apart from goodwill as of the date SFAS No. 142 is initially applied. Intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified to goodwill.



    The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will apply the new accounting rules beginning December 31, 2001. Under the new rules,

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

goodwill and other intangibles determined to have an infinite life are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an infinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will apply the new accounting rules beginning December 31, 2001.


    Upon adoption, the Company will no longer amortize goodwill. Based on the current levels of goodwill, this would reduce annual amortization expense by approximately $3,778,000.

    In August 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, and the accounting and reporting provisions of APB Opinion No. 30, REPORTING THE RESULTS OF OPERATIONS--REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.


    In November 2001, Topic D-103, INCOME STATEMENT CHARACTERIZATION OF REIMBURSEMENT RECEIVED FOR "OUT-OF-POCKET" EXPENSES INCURRED (EITF D-103). Under this guidance, reimbursement received for "out-of-pocket" expenses incurred should be characterized as revenue in the income statement. Currently, we classify reimbursable out-of-pocket expenses as service revenues, net of the reimbursements paid by us to employees for out-of-pocket expenses. This guidance should be applied in financial reporting periods beginning after December 15, 2001 and comparative financial statements for prior periods should be reclassified.



    The Company will adopt this consensus in the first quarter of 2002 and expects that this adoption will have no impact on our financial position or results of operations, other than the reclassification of such costs from a reduction of service revenues to cost of services rendered in the statement of operations.


RECLASSIFICATIONS

    Certain reclassifications have been made to the 1999 and 2000 financial statements to conform with the 2001 presentation.

2. RECAPITALIZATION OF THE COMPANY AND NONRECURRING CHARGES

    On October 26, 2001, as contemplated by (i) an Agreement, dated as of August 20, 2001 as amended on October 26, 2001 (the Recapitalization Agreement), by and among Warburg Pincus Private Equity Fund VIII, L.P., a Delaware limited partnership (Warburg Pincus), MSN Acquisition Corp., a wholly owned subsidiary of Warburg Pincus, and the Company; and (ii) an Amended Voting, Sale and Retention Agreement, dated as of October 26, 2001 (the Stockholders Agreement), by Warburg Pincus, the Company and MSN Acquisition Corp., a recapitalization of the Company was completed.

    Pursuant to the terms of the recapitalization agreement, holders of the Company's common stock became entitled to receive $18.60 per share of common stock and holders the Company's convertible preferred stock became entitled to receive $18.60 times the number of shares of common stock into which the preferred stock was then convertible. Certain of the stockholders, including executive officers,

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

2. RECAPITALIZATION OF THE COMPANY AND NONRECURRING CHARGES (CONTINUED) elected to retain certain of their shares of common stock rather than to receive the cash consideration for a portion of their shares. These retained shares were then exchanged for the same securities that the Warburg Pincus-led investment group (the Investor Group) received.

    Upon completion of the recapitalization, the Investor Group was issued redeemable preferred stock, common stock and senior unsecured promissory notes, together representing approximately 85% of the equity ownership in exchange for cash consideration totaling approximately $157 million. In addition, and as further discussed in Note 6, a banking syndicate extended a senior credit facility to the Company in the amount of $120 million, of which $105 million was advanced to the Company at closing. Together, these funds were used to pay the merger consideration to the former stockholders, to retire approximately
$82 million of the then outstanding debt obligations, to pay transaction fees and expenses of approximately $7 million and to provide the Company with working capital for operations.


    Due to the significant minority stockholders which remained, the transactions described above have been accounted for as a leveraged recapitalization. Accordingly, the Company has retained its historical cost basis of accounting. The shares repurchased by the Company have been canceled.


    The Company incurred approximately $3,707,000 in debt issuance costs related to these transactions. These costs have been capitalized as long-term assets and are being amortized over the terms of the indebtedness. In addition, the Company also incurred the following charges, which are included in the 2001 results of operations: (i) an extraordinary loss of approximately $2,732,000 (net of tax benefit of approximately $1,648,000) from the retirement of debt outstanding prior to the recapitalization; and (ii) transaction costs of approximately $7,160,000 comprised of bonus payments and stock option buyouts of approximately $3,047,000, and professional service fees of approximately $4,113,000.

3. ACQUISITIONS

    On June 10, 2001, the Company entered into an asset purchase agreement to acquire substantially all of the assets of Excel Staffing Services, Inc. (Excel), a temporary health care staffing company, in exchange for approximately $7,800,000 in cash and $2,000,000 held in escrow and the potential for additional consideration contingent upon Excel achieving certain financial results. The purchase price exceeded the fair value of the assets acquired by approximately $9,100,000, of which $1,395,000 was allocated to the fair value of noncompete agreements entered into with the former owners.

    The allocation of purchase price related to the acquisition completed during the year ended December 30, 2001 is based on preliminary assessments of the assets acquired and liabilities assumed and could be subject to adjustment based on the ultimate resolution of such assessments.

    On February 19, 2000, the Company entered into an asset purchase agreement to acquire certain of the assets of Medix Resources, Inc., a temporary health care staffing and computer services company, in exchange for approximately $500,000 in cash and a note payable at the prime rate plus 1% in the amount of $500,000 due on February 19, 2001. The purchase price exceeded the fair value of the assets acquired by approximately $1 million.

    On March 12, 2000, the Company entered into an asset purchase agreement to acquire substantially all of the assets of Best Nursing, a temporary health care staffing company, in exchange for approximately $1 million in cash and a 7% note payable in the amount of $495,000 due on March 12, 2001. The purchase price exceeded the fair value of the assets acquired by approximately $1.5 million.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

3. ACQUISITIONS (CONTINUED)
    On October 9, 2000, the Company entered into an asset purchase agreement to acquire substantially all of the assets of American Anesthesia Services, Inc.
(AASI), a temporary health care staffing company, in exchange for approximately $5.6 million in cash and the potential for nominal additional consideration contingent upon AASI achieving certain financial results. The purchase price exceeded the fair value of the assets acquired by approximately $5.6 million.

    On October 11, 2000, the Company entered into an asset purchase agreement to acquire substantially all of the assets of NursingCare USA (NC USA), a temporary health care staffing company, in exchange for approximately $1 million cash and the potential for nominal additional consideration contingent upon NC USA achieving certain financial results. The purchase price exceeded the fair value of the assets acquired by approximately $1 million.

    On November 17, 2000, the Company entered into an asset purchase agreement to acquire certain assets of Health Med, Inc. (Health Med), a temporary health care staffing company, in exchange for approximately $12.9 million in cash and the potential for nominal additional consideration contingent upon Health Med achieving certain financial results. The purchase price exceeded the fair value of the assets acquired by approximately $11.5 million.

    On June 30, 1999, the Company entered into an asset purchase agreement to acquire certain of the assets of Pediatric Services of America, Inc., a health care services company, in exchange for approximately $1.8 million in cash. The purchase price exceeded the fair value of the net assets acquired by approximately $1.1 million.

    On July 9, 1999, the Company entered into an asset purchase agreement to acquire substantially all the assets of "Z" Healthcare Enterprises, Inc. (Z Healthcare), a temporary health care staffing company, in exchange for approximately $400,000 in cash and the potential for nominal additional consideration contingent upon Z Healthcare achieving certain financial results. The purchase price exceeded the fair value of the net assets acquired by approximately $385,000.

    On November 1, 1999, the Company entered into an asset purchase agreement to acquire substantially all the assets of MTS Staffing Resource, Inc., a temporary health care staffing company, in exchange for approximately $16.2 million in cash, net of cash acquired. The purchase price exceeded the fair value of the net assets acquired by approximately $12.7 million.

    On November 1, 1999, the Company purchased all the outstanding shares of common stock of Medical Office Services, Inc. (MOSI), a temporary health care staffing company, in exchange for approximately $1.3 million in cash, net of cash acquired, and the potential for nominal additional consideration contingent upon MOSI achieving certain financial results. MOSI was subsequently dissolved into the Company. The purchase price exceeded the fair value of the stock acquired by approximately $1.1 million.

    In addition, during 2001, the Company paid approximately $474,000 of additional consideration related to the Health Med and AASI acquisitions. In 2000, the Company paid approximately $275,000 of additional consideration related to the Z Healthcare acquisition. In 1999, the Company paid approximately $316,000 of additional fees and other costs related to the 1998 acquisition of MPS Healthcare, Inc. and Staff Relief Inc.

    All acquisitions were accounted for as purchases and accordingly, the accompanying consolidated financial statements include the results of the acquired operations from the acquisition dates.

    The following unaudited pro forma financial information reflects the results of operations for the years ended December 31, 1999, December 31, 2000 and December 30, 2001, as if the acquisitions had

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

3. ACQUISITIONS (CONTINUED)
occurred at the beginning of the respective periods presented. The pro forma financial information does not purport to be indicative of the results of operations that would have occurred had the transactions taken place at the beginning of the periods presented or of future results of operations.

                                            DECEMBER 31,           DECEMBER 30,
                                         1999           2000           2001
                                     ------------   ------------   ------------
Net revenues.......................  $119,255,756   $199,659,952   $344,838,384
Income from operations.............     7,918,542     13,407,673     20,418,332
Net income (loss)..................     3,068,607      4,096,173       (917,011)
Earnings per share:
  Basic............................          1.26           1.66           (.44)
  Diluted..........................           .37            .48           (.44)

4. FURNITURE AND EQUIPMENT

    Furniture and equipment consist of the following:

                                                     DECEMBER 31,    DECEMBER 30,
                                                         2000            2001
                                                     -------------   -------------
Leasehold improvements.............................   $   143,082     $   236,657
Furniture and equipment............................     3,277,363       6,141,801
Internally developed software......................     1,746,345       3,147,725
Equipment held under capital leases................       749,254       1,362,720
                                                      -----------     -----------
Total..............................................     5,916,044      10,888,903
Less accumulated depreciation and amortization.....    (1,457,751)     (3,573,329)
                                                      -----------     -----------
Furniture and equipment, net.......................   $ 4,458,293     $ 7,315,574
                                                      ===========     ===========

    Accumulated amortization on assets held under capital leases was $196,213 and $404,964 at December 31, 2000 and December 30, 2001, respectively.

5. INCOME TAXES

    At December 31, 2000 and December 30, 2001, the Company had temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts measured by the tax laws.

    The provision for income taxes is as follows:

                                                DECEMBER 31,
                                           -----------------------   DECEMBER 30,
                                              1999         2000          2001
                                           ----------   ----------   -------------
Total current provision for income
  taxes..................................  $1,285,742   $1,870,369    $3,274,295
Deferred income taxes....................    (495,428)     171,694       405,260
                                           ----------   ----------    ----------
Provision for income taxes...............  $  790,314   $2,042,063    $3,679,555
                                           ==========   ==========    ==========

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

5. INCOME TAXES (CONTINUED)

    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                 DECEMBER 31,
                                              -------------------   DECEMBER 30,
                                                1999       2000         2001
                                              --------   --------   -------------
Deferred tax assets:
  Provision for doubtful accounts...........  $295,883   $510,057    $  820,999
  Intangibles...............................   119,452         --            --
  Accrued expenses and reserves.............    70,087     87,043       122,646
  Net operating loss carryforward...........    19,487      8,814         1,873
  Other.....................................    14,201     14,201            --
                                              --------   --------    ----------
Total deferred tax assets...................   519,110    620,115       945,518

Deferred tax liabilities:
  Intangibles...............................        --    228,785       665,455
  Fixed Assets and software amortization....    23,682     67,597       361,590
                                              --------   --------    ----------
Total deferred tax liabilities..............    23,682    296,382     1,027,045
                                              --------   --------    ----------
Net deferred tax asset (liability)..........  $495,428   $323,733    $  (81,527)
                                              ========   ========    ==========

    SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. After consideration of all the evidence, both positive and negative, management has determined that no valuation allowance is required at December 31, 2000 and December 30, 2001.

    At December 30, 2001, the Company's net operating loss carryforward for federal income tax purposes is approximately $5,000, with expiration periods beginning in 2011. Internal Revenue Code (IRC) Section 382 limitations apply to the use of the net operating loss carryforwards.

    The reconciliation of income tax computed at the U.S. federal statutory rate to income tax expense during the year ended December 30, 2001 is as follows:

                                                      DECEMBER 31,       DECEMBER 30,
                                                     1999       2000         2001
                                                   --------   --------   -------------
Tax at U.S. statutory rate.......................    34.00%    34.00%        34.00%
State taxes net of federal benefit...............     3.63      3.63          3.63
Nondeductible items..............................     5.52      2.24         29.80
Change in valuation allowance....................   (15.65)       --            --
Other............................................    (2.53)    (3.16)         4.65
                                                    ------     -----         -----
  Total..........................................    24.97%    36.71%        72.08%
                                                    ======     =====         =====

6. LONG-TERM DEBT


    On October 26, 2001, in connection with the recapitalization discussed in
Note 2, the Company entered into a $120 million senior credit facility. The senior credit facility consists of (i) senior credit notes (Term A) in the amount of $40 million due in October 2006 bearing interest at a variable rate based on the Company's leverage ratio (as defined) (5.83% at December 30, 2001) interest is payable

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

6. LONG-TERM DEBT (CONTINUED)

at least quarterly and principal payments are payable quarterly commencing on March 31, 2003; (ii) senior credit notes (Term B) in the amount of $60 million due in October 2007 bearing interest at a variable rate based on the Company's leverage ratio (as defined) (6.33% at December 30, 2001) interest is payable at least quarterly and principal payments are payable quarterly commencing on March 31, 2003; and (iii) provides for up to $20 million of revolving loans expiring on October 2006, bearing interest at a variable rate (ranging from 5.83% to 7.5% at December 30, 2001) payable at least quarterly. The proceeds of the above senior credit facility were used to extinguish the outstanding balance of the $75 million revolving credit note ($62 million) and the $20 million subordinated promissory note described below. In connection with the early pay-off of these notes, debt issuance costs of $1,497,999 and a discount on notes of $2,281,974 were written off. These amounts as well a prepayment penalty of $600,000, are reflected net of a tax benefit in the accompanying consolidated statements of operations as an extraordinary loss on early extinguishment of debt.


    The senior credit facility is secured by substantially all of the assets of the Company and contains certain covenants that, among other things, limits the payments of dividends and restricts additional indebtedness and obligations, and requires maintenance of certain financial ratios. Approximately $5 million was available under the revolving loans at December 30, 2001.

    Also, in connection with the recapitalization, the Company issued Senior Unsecured Promissory Notes (Senior Unsecured Notes) to the Investor Group and the previous stockholders (including officers) approximating $59.3 million. The Senior Unsecured Notes bear interest at 12% per annum compounding quarterly, with principal and interest due on October 2009. The holders of the Senior Notes are required to redeem the notes upon the consummation of (i) an underwritten public offering or (ii) a Change of Control (as defined).

    On September 29, 1998, the Company entered into a $25 million revolving credit note with a bank. In November 1999, the note was increased to $40 million and ultimately to $75 million in September 2000 with the addition of debt syndication partners. The revolving credit note bore interest at a variable rate based on the Company's leverage ratio (as defined) (10.2% at December 31, 2000) payable monthly. The revolving credit note had an expiration date of December 31, 2003, with quarterly principal payments in an amount equal to a certain percentage of the outstanding principal amount (as defined). All amounts outstanding under the revolving credit note were repaid on October 26, 2001 in connection with the recapitalization.

    In connection with the revolving credit note, the Company issued stock purchase warrants, expiring on September 29, 2008, to the bank to purchase a total of 147,929 shares of the Company's common stock at an exercise price of $3.375 per share. Deferred interest expense of approximately $76,900 representing the estimated value of the warrants was recorded. These warrants were exercised in connection with the recapitalization.

    On September 29, 2000, the Company entered into a $20 million subordinated promissory note with an investment banking firm. The subordinated promissory note bore an interest rate of 12% payable quarterly and matured on September 29, 2007. In connection with the subordinated promissory note, the Company issued put warrants, expiring on September 29, 2010, to the investment banking firm to purchase a total of 418,198 shares of the Company's common stock at an exercise price of $.01 per share. The put warrants were valued at $2,731,000, representing their estimated fair value using a Black-Scholes valuation model. The Company used a volatility factor of 60%, risk free interest rate of 6.7% and an expected life of 10 years. In connection with the recapitalization, the put warrants were

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

6. LONG-TERM DEBT (CONTINUED)
put back to the Company. The difference between the fair value of the put warrants at the time of the recapitalization and the recorded amount approximated $5,043,000 and is included as a component of interest expense for the year ended December 30, 2001.

    A summary of long-term debt at December 31, 2000 and December 30, 2001 is as follows:


                                                       2000           2001
                                                    -----------   ------------
Senior credit notes, Term A due October 2006......  $        --   $ 40,000,000
Senior credit notes, Term B due October 2007......           --     60,000,000
Revolving loan, due October 2006..................           --     15,000,000
12% Senior Unsecured Promissory Notes due October
  2009............................................           --     59,319,327
Revolving credit notes due December 2003..........   50,087,000             --
12% subordinated promissory note..................   20,000,000             --
Prime plus 1% note payable, due February 2001.....      500,000             --
7% note payable, due March 2001...................      495,000             --
Other long-term debt..............................      101,566         34,721
                                                    -----------   ------------
                                                     71,183,566    174,354,048
Less current portion..............................   (7,441,755)   (10,034,721)
                                                    -----------   ------------
                                                     63,741,811    164,319,327
Less discount.....................................   (2,633,303)            --
                                                    -----------   ------------
                                                    $61,108,508   $164,319,327
                                                    ===========   ============


    Scheduled maturities of long-term debt during the next five years and thereafter are as follows:

2002........................................................  $ 10,034,721
2003........................................................     6,000,000
2004........................................................    12,000,000
2005........................................................    15,500,000
2006........................................................    23,100,000
Thereafter..................................................   107,719,327
                                                              ------------
                                                              $174,354,048
                                                              ============

7. EMPLOYEE BENEFIT PLAN

    On August 1, 1999, the Company adopted a voluntary defined contribution 401(k) profit-sharing plan covering all eligible employees as defined in the plan documents. The plan provides for matching up to 50% of the participant's contributions up to a maximum of 7% of the participant's compensation and provides for a discretionary matching contribution, which would be allocated to each employee based on their annual pay divided by the total annual pay of all participants eligible to receive such contribution. There was no voluntary contribution during 1999, 2000 and 2001. The Company's matching contribution was approximately $23,000, $99,000 and $175,000 for the year ended December 31, 1999, December 31, 2000 and December 30, 2001, respectively.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

8. PRIVATE PLACEMENT

    On August 21, 2000, the Company completed a private placement of 76,453 shares of the Company's nonvoting common stock at a price of $6.54 per share, less issuance costs of $15,470 to a member of its revolving credit syndication.

    On February 26, 1999, the Company completed a private placement of 1,178,000 shares of the Company's Series D redeemable preferred stock and 322,000 shares of the Company's Series E redeemable preferred stock at a price of $5.00 per share, less issuance costs of $145,716.

9. REDEEMABLE PREFERRED STOCK

    The Company has authorized 15,000,000 shares of preferred stock, par value $.01, of which 7,000,000 shares have been designated as Series I Convertible Preferred Stock. The Series I Convertible Preferred Stock has a stated value of $18.60 and 6,602,865 shares were issued in connection with the recapitalization. The holders of the Series I Convertible Preferred Stock are entitled to receive dividends at a rate of 8% per annum of the stated value compounded quarterly, are cumulative and accrue whether or not declared by the Board of Directors and are payable when and as declared by the Board of Directors pursuant to certain restrictions as defined by the Company's credit agreement. The Series I Convertible Preferred Stock may be converted at any time, at the option of the holder on a one-for-one basis by the holder upon written notice into fully paid and nonassessable shares of the Company's common stock at an initial conversion price of $18.60, which is subject to adjustment pursuant to anti-dilution provisions. Upon completion of Qualified Public Offering (as defined), each share of Series I Convertible Preferred Stock shall be automatically converted into common stock at its then effective conversion price. At any time after October 26, 2009, or upon consummation of a Change in Control (as defined), the holders of the Series I Convertible Preferred Stock may require the Company to redeem any or all of the outstanding shares of the Series I Convertible Preferred Stock at price in cash equal to the stated value per share plus any accrued but unpaid dividends.

    The Company had 6,602,865 shares of common stock reserved for issuance upon conversion of the Series I Convertible Preferred Stock. Cumulative unpaid dividends were approximately $1,801,000 at December 30, 2001. The aggregate liquidation value of the Series I Convertible Preferred Stock at December 30, 2001 is $122,813,289.

    Pursuant to the recapitalization, the Company converted the previously authorized 4,000,000, 4,000,000, 750,000, 2,000,000 and 2,000,000 shares of
Series A, Series B, Series C, Series D and Series E redeemable preferred stock, respectively into common shares. As of December 31, 2000, 1,510,824, 1,896,581, 624,413, 1,470,000 and 30,000 shares of Series A, Series B, Series C, Series D and Series E redeemable preferred stock, respectively, were issued and outstanding. The Series A and Series B redeemable preferred stock had identical rights with the exception that Series A redeemable preferred stock holders as a group may elect two members of the Board of Directors and Series B redeemable preferred stock is nonvoting. Series A and Series B redeemable preferred stock were convertible on a one-for-one basis by the holders upon written notice into fully paid and nonassessable shares of the Company's common stock. The Series B redeemable preferred stock was convertible by the holder upon written notice into fully paid and nonassessable shares of the Series A redeemable preferred stock. The liquidation value of both Series A and Series B redeemable preferred stock was $3.375 per share.

    Each share of Series A and Series B redeemable preferred stock was automatically convertible into common stock upon the closing of a Qualified Public Offering (as defined). If the Qualified Public

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

9. REDEEMABLE PREFERRED STOCK (CONTINUED)
Offering was not completed by June 1, 2004, the holders were entitled to redeem the outstanding shares of either Series A or Series B redeemable preferred stock at a price that is the greater of the liquidation value or the fair market value of each share. At December 31, 2000, the Company had issued and outstanding 1,510,824 shares of Series A redeemable preferred stock and 1,896,581 of Series B redeemable preferred stock.

    The Company issued 624,413 shares of Series C redeemable preferred stock in conjunction with the acquisition of Staff Relief, Inc. Series C redeemable preferred stock shares were convertible on a one-for-one basis by the holder upon written notice into fully paid and nonassessable shares of the Company's common stock. Series C redeemable preferred stockholders as a group had the ability to elect one member to the Board of Directors. The liquidation value of the Series C redeemable preferred stock was $5.00 per share. Each share of Series C redeemable preferred stock was automatically convertible into common stock upon the closing of a Qualified Public Offering (as defined). If a Qualified Public Offering was not completed by September 30, 2004, the holders had the ability to redeem the outstanding shares of Series C redeemable preferred stock at a price of $5.00 per share.

    The rights and preferences of the Series D and Series E redeemable preferred stock were similar to those of the Company's Series A and Series B redeemable preferred stock, respectively, described herein, except that the liquidation value of the Series D and Series E redeemable preferred stock was $5.00 per share and the Series D redeemable preferred stock shareholders could only elect one Director to the Board. After issuance on February 26, 1999, 292,000 shares of Series E redeemable preferred stock were converted into 292,000 shares of Series D redeemable preferred stock. At December 31, 2000, the Company had issued and outstanding 1,470,000 shares of Series D redeemable preferred stock and 30,000 of Series E redeemable preferred stock.

10. COMMITMENTS AND CONTINGENCIES

CAPITAL LEASES

    The Company leases equipment under several lease agreements, which are accounted for as capital leases. The assets and liabilities under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the related lease term. Future minimum lease payments under capital leases are as follows:

Fiscal year:
2002........................................................  $  402,797
2003........................................................     389,986
2004........................................................     265,124
2005........................................................      60,797
2006 and thereafter.........................................         387
                                                              ----------
                                                               1,119,091
Less amount representing interest...........................    (128,073)
Less amount classified as current...........................    (329,922)
                                                              ----------
                                                              $  661,096
                                                              ==========

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
OPERATING LEASES

    The Company has entered into noncancelable operating lease agreements for the rental of space and equipment. Future minimum lease payments at December 30, 2001 associated with these agreements are as follows:

2002........................................................  $2,696,216
2003........................................................   1,654,100
2004........................................................     827,386
2005........................................................     429,669
2006........................................................     374,232
Thereafter..................................................     633,366
                                                              ----------
                                                              $6,614,969
                                                              ==========

    Total operating lease expense was approximately $1,027,000, $1,980,000 and $3,003,000 for the years ended December 31, 1999 and 2000, and December 30, 2001, respectively.

LITIGATION

    The Company is involved in litigation arising in the ordinary course of business. After consultation with legal counsel, management estimates that these matters will be resolved without material adverse effect on the Company's future financial position or results of operations.

11. RELATED PARTY TRANSACTIONS

    The Company paid $75,000 and $212,000 during the years ended December 31, 2000 and December 30, 2001, respectively, in consulting fees to a stockholder for services rendered. During the years ended December 31, 2000 and December 30, 2001, the Company paid rent of approximately $89,300 and $47,000, respectively, to a related party.

    The Company entered into senior unsecured promissory notes of approximately $59.3 million with certain related parties (see Note 6). At December 30, 2001, accrued interest on these notes amounted to approximately $1.3 million and is included in other liabilities in the consolidated balance sheet.

12. STOCKHOLDERS' EQUITY

STOCK OPTIONS

    In January 1999, the Company adopted a stock option plan (the Plan), under which 375,000 shares of common stock are available for grant. The Plan is designed to serve as an incentive for retaining qualified and competent employees. The Compensation Committee of the Board of Directors administers the Plan and is authorized to grant options there under to all eligible employees of the Company, including officers and directors of the Company and consultants. The Plan provides for the granting of both "incentive stock options" (as defined in Section 422A of the IRC) and nonqualified stock options. Options are granted under the Plan on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

12. STOCKHOLDERS' EQUITY (CONTINUED)

cannot be less than the fair market value of the common stock on the date of grant, unless the optionee owns more than 10% of the total combined voting power of the Company, in which case options cannot be granted at a price less than 110% of the fair market value of the Company's common stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option can be exercised after the expiration of ten years and one day from the date of grant. Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution.


    The Company's 2001 Stock Incentive Plan (the 2001 Plan) was adopted by the Board on November 14, 2001. Under the terms of the 2001 Plan, the Company is authorized to grant incentive stock options and nonqualified stock options, make stock awards and provide the opportunity to purchase stock to employees, directors and officers and consultants of the Company. The 2001 Plan provides for the issuance of a maximum of 741,030 shares of Common Stock. The Compensation Committee of the Board of Directors administers the Plan and is authorized to grant options there under to all eligible employees of the Company, including officers and directors of the Company and consultants. The Plan provides for the granting of both "incentive stock options" (as defined in Section 422A of the IRC) and nonqualified stock options. Options are granted under the Plan on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the common stock on the date of grant, unless the optionee owns more than 10% of the total combined voting power of the Company, in which case options cannot be granted at a price less than 110% of the fair market value of the Company's common stock on the date of grant. Of the 575,884 options granted under the 2001 Plan during 2001, 342,651 of the options are exercisable upon vesting ratably over time ranging from three to five years, and 233,233 will vest ratably over four years if certain of the performance milestones as determined by the Compensation Committee are attained or in eight years, but no option can be exercised after the expiration of ten years and one day from the date of grant. Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution.


    A summary of the Company's stock option activity and related information for the year ended December 30, 2001 is as follows:

                                                                         WEIGHTED AVERAGE
                                                               SHARES     EXERCISE PRICE
                                                              --------   ----------------
Outstanding at December 31, 1998............................        --        $   --
  Granted...................................................    63,000        $ 5.75
  Forfeited.................................................   (29,500)       $ 5.75
                                                              --------
Outstanding at December 31, 1999............................    33,500        $ 5.75
  Granted...................................................   101,500        $ 6.00
  Forfeited.................................................   (19,500)       $ 5.94
                                                              --------
Outstanding at December 31, 2000............................   115,500        $ 5.94
  Granted...................................................   686,384        $16.69
  Forfeited.................................................  (139,508)       $ 6.16
                                                              --------
Outstanding at December 30, 2001............................   662,376        $17.04
                                                              ========
Exercisable at end of year..................................     3,048        $ 5.99
                                                              ========

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

12. STOCKHOLDERS' EQUITY (CONTINUED)

                                                              WEIGHTED AVERAGE
                                                               EXERCISE PRICE
                                                              ----------------
Weighted average exercise price of options granted during
  the year:
  Issued at market price....................................       $16.69
Weighted average fair value of options granted during the
  year:
  Issued at market price....................................       $ 9.09

    Information about options outstanding at December 30, 2001 is as follows:

                              OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                 ----------------------------------------------   ---------------------------
                            WEIGHTED AVERAGE
    RANGE                      REMAINING
 OF EXERCISE                CONTRACTUAL LIFE   WEIGHTED AVERAGE              WEIGHTED AVERAGE
    PRICES        SHARES        (YEARS)         EXERCISE PRICE     SHARES     EXERCISE PRICE
--------------   --------   ----------------   ----------------   --------   ----------------
$5.75 to $6.75    86,492          8.8               $ 6.62         3,048          $5.99
    $18.60       575,884          9.8               $18.60                        $  --
                 -------                                           -----
                 662,376                                           3,048
                 =======                                           =====

    Pro forma information regarding net income or loss is required by SFAS
No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                1999       2000         2001
                                                              --------   --------   -------------
Expected life...............................................       5          5         5 - 8
Risk-free interest rate.....................................   6.00%      6.72%     3.76% - 4.91%
Volatility..................................................     60%        60%          60%
Dividend yield..............................................      0%         0%          0%

    The effect of applying the fair value method proscribed by SFAS No. 123 to the Company's options would have the Company recording the following pro forma net income (loss) and net income (loss) per share amounts:

                                                          1999            2000           2001
                                                      -------------   -------------   -----------
Pro forma net income (loss).........................  $   2,360,061   $   3,470,145   $(1,407,091)
Pro forma income (loss) per common share:
Basic...............................................  $        0.97   $        1.40   $     (0.68)
Diluted.............................................  $        0.29   $        0.41   $     (0.68)

    Because the determination of the fair value of all options is based on the assumptions described above, and because additional option grants are expected to be made in future periods, this pro forma information is not likely to be representative of the pro forma effects on reported net income or loss for future years.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

12. STOCKHOLDERS' EQUITY (CONTINUED)
STOCK AND PUT WARRANTS


    During 2000, the Company issued to an investment banking firm put warrants to purchase 418,198 common shares at an exercise price of $.01 in conjunction with the issuance of the Company's subordinated promissory note. The investment banking firm had the ability to put the underlying shares to the Company, upon exercise of the warrants. The warrants were exercisable upon (i) an IPO or other liquidating event, (ii) a change in ownership as defined by the Internal Revenue Service or (iii) upon seven years of the date of issuance. During 2001, in connection with the recapitalization, the underlying shares related to the put warrants were put back to the Company at a put price of $18.59 per warrant, or $7,774,301.



    During 1999, the Company issued 25,000 warrants to a former board member exercisable at $5.75 per share. Prior to fiscal 1999, 603,750 warrants were issued in connection with an acquisition, 147,929 warrants were issued in conjunction with the Company's Revolving Credit Note and 44,808 warrants were issued for services rendered to the Company. All warrants outstanding at October 26, 2001 were repurchased or converted into the Company's common stock in connection with the recapitalization in the amount of $13,369,734.


    All warrants, with the exception of the aforementioned put warrants, were exercisable over a ten-year period from the date of grant. The Company accounted for the issuance of the warrants to the former board member under SFAS No. 123.

PROMISSORY NOTES DUE FOR PURCHASES OF COMMON STOCK


    During fiscal 2000, certain executives of the Company, pursuant to the Executive Incentive Stock Ownership Plan, executed promissory notes in exchange for the purchase of 892,500 restricted common shares ranging in price from $5.00 to $6.75. These restricted common shares have been included in diluted earnings per share using the treasury stock method. The promissory notes are secured by the common shares and are full recourse as to 30% of the face amount of the note plus accrued interest. The notes are due ten years from date of issuance and bear interest at the published prime rate. In connection with the recapitalization, approximately $2,400,000 of the promissory notes were repaid.


STOCKHOLDERS' AGREEMENT

    Certain of the stockholders of the Company have entered into a stockholders agreement conferring certain rights and restrictions, including among others, restrictions on transfers of shares, rights to acquire shares, and designation of Board of Director seats. This agreement terminates upon an initial public offering by the Company.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

13. EARNINGS PER SHARE


                                                                         YEAR ENDED
                                                           --------------------------------------
                                                                DECEMBER 31,         DECEMBER 30,
                                                              1999         2000          2001
                                                           ----------   ----------   ------------
Numerator:
  Income before extraordinary items......................  $2,374,557   $3,520,173   $ 1,425,379
  Extraordinary loss.....................................          --           --     2,731,790
                                                           ----------   ----------   -----------
  Net income before preferred stock dividend.............   2,374,557    3,520,173    (1,306,411)
  Less preferred stock dividends.........................          --           --     1,801,262
                                                           ----------   ----------   -----------
  Numerator for basic earnings per share--available to
    common stockholders..................................  $2,374,557   $3,520,173   $(3,107,673)
                                                           ==========   ==========   ===========
  Effect of dilutive securities:
  Add back preferred stock dividends.....................          --           --     1,801,262
                                                           ----------   ----------   -----------
  Numerator for diluted earnings per share available to
    common stockholders..................................  $2,374,557   $3,520,173   $(1,306,411)
                                                           ==========   ==========   ===========
Denominator:
  Denominator for basic earnings per
    share--weighted-average shares.......................   2,442,501    2,469,940     2,065,036
  Effect of dilutive shares:
  Restricted common shares...............................     118,746      192,173            --
  Employee stock options.................................          --        9,583            --
  Warrants...............................................     484,737      533,443            --
  Convertible preferred stock............................   5,290,063    5,531,818            --
                                                           ----------   ----------   -----------
  Dilutive potential common shares.......................   5,893,546    6,267,017            --
                                                           ----------   ----------   -----------
  Denominator for diluted earnings per share--adjusted
    weighted-average shares and assumed conversions......   8,336,047    8,736,957     2,065,036
                                                           ==========   ==========   ===========
Basic earnings per share:
  Income per share before extraordinary loss.............  $     0.97   $     1.43   $     (0.18)
  Extraordinary loss per share...........................          --           --         (1.32)
                                                           ----------   ----------   -----------
  Basic net income (loss) per share......................  $     0.97   $     1.43   $     (1.50)

Diluted earnings per share:
  Income per share before extraordinary loss.............  $     0.28   $     0.40   $     (0.18)
  Extraordinary loss per share...........................          --           --         (1.32)
                                                           ----------   ----------   -----------
  Diluted net income (loss) per share....................  $     0.28   $     0.40   $     (1.50)
                                                           ==========   ==========   ===========

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

14. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS


    The carrying amounts reported in the consolidated balance sheet for cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short duration of maturity. The carrying amount of the revolving credit note approximates fair value because the interest rate is tied to a quoted variable index. The carrying amount of the senior subordinated debt approximates fair value as the terms of the debt was based on similar terms, maturities, and interest rates as other debt issues with similar risk factors that are not traded on quoted market prices. The fair value of the put warrants was based on valuation models using current market rates.


15. INTEREST RATE SWAP

    The Company's senior credit facility requires that the Company maintain an interest rate protection agreement to manage the impact of interest rate changes on a portion of the Company's variable rate obligations. Effective December 24, 2001, the Company entered into an interest rate swap agreement (the Swap Agreement) with a financial institution. The Swap Agreement involves the receipt of floating interest rate payments based on the U.S. dollar London Interbank Offered Rate, which is reset quarterly, and of fixed interest rate payments of 4.34% over the life of the Swap Agreement without an exchange of the underlying notional amount, which is set at $50,000,000. The interest rate swap matures on December 24, 2004.

    The Company entered into the Swap Agreement to reduce the exposure to adverse fluctuations in floating interest rates on the underlying debt obligation and not for trading purposes. Any differences paid or received under the terms of the Swap Agreement shall be recognized as adjustments to interest expense over the life of the interest rate swap, thereby adjusting the effective interest rate on the underlying debt obligation.

    The fair value of the interest rate swap approximated $40,000 based on quoted market prices for similar instruments at December 30, 2001. The estimated fair value of the swap will fluctuate over time based on changes in floating interest rates; however, these fair value amounts should not be viewed in isolation but rather in relation to the overall reduction in the Company's exposure to adverse fluctuations in floating interest rates.

    The Company has no plans to terminate the Swap Agreement earlier than the maturity date. The Company is exposed to credit loss in the event of nonperformance by the counterparty to the Swap Agreement. The amount of such exposure is limited to the unpaid portion of amounts due to the Company, if any, pursuant to the Swap Agreement. However, management believes that this exposure is mitigated by provisions in the Swap Agreement that allow for the legal right of offset of any amounts due to the Company from the counter party with any amounts payable to the counterparty by the Company. As a result, management considers the risk of counter party default to be minimal.

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

16. CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk as defined by SFAS No. 105, DISCLOSURE OF INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK, consist principally of accounts receivable. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, as well as the Company's history of minimal bad debts. The Company does not generally require collateral.

                                        SHARES

                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

                                     [LOGO]

                                  COMMON STOCK

                                ---------------
                                   PROSPECTUS
                                         , 2002
                                ---------------

                                LEHMAN BROTHERS
                           DEUTSCHE BANC ALEX. BROWN
                           CREDIT SUISSE FIRST BOSTON
                                    JPMORGAN

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Medical Staffing Network Holdings, Inc. in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fees and the New York Stock Exchange listing fee.



SEC Registration Fee........................................  $ 13,225
NASD Filing Fee.............................................         *
Federal Taxes...............................................         *
State Taxes.................................................         *
New York Stock Exchange Listing Fee.........................         *
Transfer Agent and Registrar Fees...........................         *
Accounting Fees and Expenses................................         *
Printing Fees...............................................         *
Legal Fees and Expenses.....................................         *
Miscellaneous...............................................         *
                                                              --------

  TOTAL.....................................................  $      *
                                                              ========


------------------------

*   To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Delaware Law and our amended and restated certificate of incorporation provide that we will, under certain situations, indemnify any director, officer, employee or agent of Medical Staffing Network made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of Medical Staffing Network. Reference is made to Section 145 of the Delaware General Corporate Law for a full statement of these indemnification rights.

    We also maintain a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for actions in their capacity as directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, we have issued and sold the following securities without registration under the Securities Act:

        (1) On October 26, 2001, we consummated a merger and recapitalization (the "Merger") pursuant to which a subsidiary Warburg Pincus was merged with and into our company. In connection with the Merger:

           We issued 8,649 shares of our Common Stock, 6,602,865 shares of our Series I Convertible Preferred Stock, par value $.01 per share
       ("Series I Preferred Stock"), and

       $59,319,327 in aggregate principal amount of our Senior Unsecured Promissory Notes ("Senior Notes") in reliance on Section 4(2) of the Securities Act to an investment group led by Warburg Pincus for an aggregate purchase price of approximately 156.6 million.

           Each share of Series I Preferred Stock will be automatically converted into shares of Common Stock upon the closing of the offering that is the subject of this Registration Statement.

        (2) Prior to the Merger, we issued and sold the shares of our Common Stock set forth below to the individuals, on the dates and for the prices set forth below in reliance on Rule 701 under the Securities Act.


                                                                                  NUMBER
       DATE                                                NAME                  OF SHARES   PRICE PER SHARE
       ----                                ------------------------------------  ---------   ---------------
       April 4, 2000.....................           Robert J. Adamson             180,000        $  5.00
       April 4, 2000.....................           Edward Albert, Jr.             25,000        $  5.00
       April 4, 2000.....................          Patricia G. Donohoe             72,500        $  5.00
       April 4, 2000.....................            Kevin S. Little               72,500        $  5.00
       May 15, 2000......................           Robert J. Adamson             105,000        $  6.00
       May 15, 2000......................           Edward Albert, Jr.             15,000        $  6.00
       May 15, 2000......................          Patricia G. Donohoe             40,000        $  6.00
       May 15, 2000......................            Kevin S. Little               40,000        $  6.00
       November 1, 2000..................           Robert J. Adamson             200,000        $  6.75
       November 1, 2000..................           Edward Albert, Jr.             22,500        $  6.75
       November 1, 2000..................          Patricia G. Donohoe             60,000        $  6.75
       November 1, 2000..................            Kevin S. Little               60,000        $  6.75



        (3) Prior to the Merger, we sold the shares of our Series C Convertible Preferred Stock, par value $.01 per share, set forth below to the individuals, on the dates and for the prices set forth below in reliance on
    Section 4(2) of the Securities Act. All outstanding shares of Series C Convertible Preferred Stock were converted into the right to receive consideration in the Merger and there are no longer any shares of Series C Convertible Preferred Stock outstanding.



                                                                                  NUMBER
       DATE                                                NAME                  OF SHARES   PRICE PER SHARE
       ----                                ------------------------------------  ---------   ---------------
       May 26, 1999......................             Patrick Barber             19,233           $5.00
       May 26, 1999......................             Stephen Barber             16,348           $5.00
       May 26, 1999......................        Casimer Danielowski, Jr.        12,502           $5.00



        (4) Prior to the Merger, we sold the shares of our Series D Convertible Preferred Stock, par value $.01 per share, set forth below to the individuals, on the dates and for the prices set forth below in reliance on
    Section 4(2) of the Securities Act. All outstanding shares of Series D Convertible Preferred Stock were converted into the right to receive consideration in the Merger and there are no longer any shares of Series D Convertible Preferred Stock outstanding.



                                                                                  NUMBER
       DATE                                                NAME                  OF SHARES   PRICE PER SHARE
       ----                                ------------------------------------  ---------   ---------------
                                            Piper Jaffray Healthcare Fund II,
       February 26, 1999.................                  L.P.                   400,000         $5.00
                                            Piper Jaffray Healthcare Fund III,
       February 26, 1999.................                  L.P.                   308,000         $5.00
       February 26, 1999.................     Fleet Venture Resources, Inc.       259,413         $5.00
       February 26, 1999.................     Fleet Equity Partners VI, L.P.      111,178         $5.00
       February 26, 1999.................         Kennedy Plaza Partners            5,409         $5.00
       February 26, 1999.................      Chisholm Partners III, L.P.         94,000         $5.00

        (5) Prior to the Merger, we sold the shares of our Series E Convertible Preferred Stock, par value $.01 per share, set forth below to the individuals, on the dates and for the prices set forth below in reliance on
    Section 4(2) of the Securities Act. All outstanding shares of Series E Convertible Preferred Stock were converted into the right to receive consideration in the Merger and there are no longer any shares of Series E Convertible Preferred Stock outstanding.



                                                                                  NUMBER
       DATE                                                NAME                  OF SHARES   PRICE PER SHARE
       ----                                ------------------------------------  ---------   ---------------
                                            Piper Jaffray Healthcare Fund III,
       February 26, 1999.................                  L.P.                   292,000         $5.00
       February 26, 1999.................     Fleet Venture Resources, Inc.        16,559         $5.00
       February 26, 1999.................     Fleet Equity Partners VI, L.P.        7,096         $5.00
       February 26, 1999.................         Kennedy Plaza Partners              345         $5.00
       February 26, 1999.................      Chisholm Partners III, L.P.          6,000         $5.00



        (6) We issued options to purchase an aggregate of 850,884 shares of our Common Stock to various employees at exercise prices ranging from $5.75 to $18.60 pursuant to Rule 701 under the Securities Act.



        (7) On August 21, 2000, we issued 76,453 shares of non-voting common stock for the price of $6.54 per share net of issuance costs to a member of our former revolving credit syndicate pursuant to Section 4(2) of the Securities Act.



        (8) On September 29, 2000, we sold a subordinated promissory note in the principal amount of $20,000,000 and a warrant to purchase 418,198 shares of Common Stock to J. H. Whitney Mezzanine Fund, L.P. for an aggregate purchase price of $20,000,000. The exercise price for the warrants was $0.01 per share. The subordinated promissory note was repaid in connection with the Merger and the warrant was purchased by Warburg Pincus and then exchanged for a pro rata share of the Common Stock, Series I Preferred Stock and Senior Notes issued in connection with the Merger.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) Exhibits.

    See the Exhibit Index attached to this registration statement which is incorporated herein by reference.

    (B) Financial Statement Schedule.

    See Financial Statement Schedule attached hereto as Schedule II.

ITEM 17. UNDERTAKINGS

    (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or Bylaws of the registrant, the Underwriting Agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

    (b) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


    (c) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boca Raton, Florida on this 15th day of March, 2002.



                                                  MEDICAL STAFFING NETWORK HOLDINGS, INC.

                                                   By:   /s/ ROBERT J. ADAMSON
                                                         --------------------------------------------
                                                         Robert J. Adamson
                                                         President, Chief Executive Officer and
                                                         Director


    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                /s/ ROBERT J. ADAMSON                  President, Chief Executive      March 15, 2002
     -------------------------------------------         Officer and Director
                  Robert J. Adamson                      (Principal Executive
                                                         Officer)

                          *                            Chief Financial Officer         March 15, 2002
     -------------------------------------------         (Principal Financial Officer
                   Kevin S. Little                       and Principal Accounting
                                                         Officer)

                          *                            Director                        March 15, 2002
     -------------------------------------------
                    Joel Ackerman

                          *                            Director                        March 15, 2002
     -------------------------------------------
                  David J. Wenstrup

                          *                            Director                        March 15, 2002
     -------------------------------------------
                  Scott F. Hilinski



*By:                  /s/ ROBERT J. ADAMSON
             --------------------------------------
                        Robert J. Adamson
                        ATTORNEY-IN-FACT

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                    MEDICAL STAFFING NETWORK HOLDINGS, INC.

                                               BALANCE AT   CHARGED TO   WRITEOFF'S    BALANCE AT
                                               BEGINNING    COSTS AND        AND          END
DESCRIPTION                                    OF PERIOD     EXPENSES    ADJUSTMENTS   OF PERIOD
---------------------------------------------  ----------   ----------   -----------   ----------
Allowance for doubtful accounts:

Year ended December 31, 1999.................  $  851,766   $  164,133   $  (229,605)  $  786,294
                                               ==========   ==========   ===========   ==========
Year ended December 31, 2000.................  $  786,294   $  934,308   $  (285,149)  $1,435,453
                                               ==========   ==========   ===========   ==========
Year ended December 30, 2001.................  $1,435,453   $1,781,682   $(1,035,368)  $2,181,767
                                               ==========   ==========   ===========   ==========

                                 EXHIBIT INDEX


EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
        1.1+            Form of Underwriting Agreement.

        2.1*            Agreement and Plan of Merger, dated August 20, 2001, among
                        Warburg Pincus Private Equity VIII, L.P., MSN Acquisition
                        Corp., Medical Staffing Network Holdings, Inc. and certain stockholders.

        2.2*            First Amendment to Agreement and Plan of Merger, dated
                        October 26, 2001, among Warburg Pincus Private Equity VIII,
                        L.P. and Medical Staffing Network Holdings, Inc.

        3.1+            Form of Amended and Restated Certificate of Incorporation of
                        Medical Staffing Network Holdings, Inc.

        3.2+            Form of Amended and Restated Bylaws of Medical Staffing
                        Network Holdings, Inc.

        4.1*            Registration Rights Agreement, dated October 26, 2001, among the investors listed on Schedule I to the Agreement and
                        Medical Staffing Network Holdings, Inc.

        4.2+            Form of Stock Certificate.

        5.1+            Opinion of Willkie Farr & Gallagher.

       10.1*            Stockholders Agreement, dated as of October 26, 2001, by and among Medical Staffing Network Holdings, Inc. and the
                        investors named therein.

       10.2*            Employment Agreement among Medical Staffing Network, Inc.,
                        Medical Staffing Network Holdings, Inc. and Robert Adamson,
                        dated August 20, 2001.

       10.3*            First Amendment to the Medical Staffing Network, Inc.
                        Amended and Restated Employment Agreement among Medical
                        Staffing Network, Inc., Medical Staffing Network Holdings,
                        Inc., and Robert Adamson, dated October 26, 2001.

       10.4*            Second Amendment to the Medical Staffing Network, Inc.
                        Amended and Restated Employment Agreement among Medical
                        Staffing Network, Inc., Medical Staffing Network Holdings,
                        Inc., and Robert Adamson, dated October 26, 2001.

       10.5*            Employment Agreement among Medical Staffing Network, Inc.,
                        Medical Staffing Network Holdings, Inc. and Kevin Little, dated August 20, 2001.

       10.6*            First Amendment to the Medical Staffing Network, Inc.
                        Amended and Restated Employment Agreement among Medical
                        Staffing Network, Inc., Medical Staffing Network Holdings,
                        Inc., and Kevin Little, dated October 26, 2001.

       10.7*            Second Amendment to the Medical Staffing Network, Inc.
                        Amended and Restated Employment Agreement among Medical
                        Staffing Network, Inc., Medical Staffing Network Holdings,
                        Inc., and Kevin Little, dated October 26, 2001.

       10.8*            Employment Agreement among Medical Staffing Network, Inc.,
                        Medical Staffing Network Holdings, Inc. and Patricia
                        Donohoe, dated August 20, 2001.

       10.9*            First Amendment to the Medical Staffing Network, Inc.
                        Amended and Restated Employment Agreement among Medical
                        Staffing Network, Inc., Medical Staffing Network Holdings,
                        Inc., and Patricia Donohoe, dated October 26, 2001.

       10.10*           Employment Agreement among Medical Staffing Network, Inc.,
                        Medical Staffing Network Holdings, Inc. and Linda Duval, dated August 20, 2001.

       10.11*           First Amendment to the Medical Staffing Network, Inc.
                        Amended and Restated Employment Agreement among Medical
                        Staffing Network, Inc., Medical Staffing Network Holdings,
                        Inc., and Linda Duval, dated October 26, 2001.

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
       10.12*           Employment Agreement among Medical Staffing Network, Inc.,
                        Medical Staffing Network Holdings, Inc. and Jeffrey
                        Jacobsen, dated November 1, 1999.

       10.13*           Amended and Restated Stock Option Plan of Medical Staffing
                        Network Holdings, Inc., dated February 27, 2001.

       10.14*           Amendment No. 1 to the Amended and Restated Stock Option
                        Plan of Medical Staffing Network Holdings, Inc.

       10.15*           2001 Stock Incentive Plan of Medical Staffing Network
                        Holdings, Inc.

       10.16*           Form of Amended and Restated Executive Incentive Stock
                        Ownership Plan of Medical Staffing Network Holdings, Inc.

       10.17*           Credit Agreement, dated as of October 26, 2001, among
                        Medical Staffing Network, Inc., Medical Staffing Holdings,
                        LLC, LaSalle Bank, National Association, as syndication
                        agent, Bank of America, N.A., as administrative agent and
                        General Electric Capital Corporation, Barclays Bank, PLC,
                        and Antares Capital Corporation, as co-documentation agents.

       10.18*           Security Agreement, dated as of October 26, 2001 among
                        Medical Staffing Network, Inc., Medical Staffing Holdings,
                        LLC and Bank of America, N.A., as collateral agent.

       10.19*           Credit Party Pledge Agreement, dated as of October 26, 2001 among Medical Staffing Network, Inc., Medical Staffing
                        Holdings, LLC and Bank of America, N.A., as collateral
                        agent.

       10.20* Holdings Pledge Agreement, dated as of October 26, 2001 among Medical Staffing Network Holdings, Inc. and Bank of
                        America, N.A., as collateral agent.

       10.21*           Lease Agreement between Fairfax Boca '92 LP and Medical
                        Staffing Network, Inc., dated November 22, 1999.

       10.22*           Lease Amendment No. 1 between Fairfax Boca '92 LP and
                        Medical Staffing Network, Inc., dated July 31, 2001.

       10.23            License and Master Agreement between Premier Computer
                        Systems, Inc. and Medical Staffing Network Holdings, Inc., dated February 8, 2002.

       21.1*            List of Subsidiaries.

       23.1             Consent of Ernst & Young.

       23.2+            Consent of Willkie Farr & Gallagher (included in the opinion referred to in 5.1 above).

       24.1*            Power of Attorney.


------------------------


+   To be filed by amendment.



*   Previously filed.